     AS FILED WITH SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 17, 1996

                                                       REGISTRATION NO.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ----------------
                                   FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                               ----------------
                          KEYSPAN ENERGY CORPORATION
              (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

        NEW YORK                     4924                    11-3344628
     (STATE OR OTHER      (PRIMARY STANDARD INDUSTRIAL    (I.R.S. EMPLOYER
     JURISDICTION OF      CLASSIFICATION CODE NUMBER)    IDENTIFICATION NO.)
     INCORPORATION)

                                                  ROBERT R. WIECZOREK
                                             VICE PRESIDENT, SECRETARY AND
                                                       TREASURER
         ONE METROTECH CENTER                     ONE METROTECH CENTER
    BROOKLYN, NEW YORK 11201-3850            BROOKLYN, NEW YORK 11201-3850
            (718) 403-1000                           (718) 403-1000
  (ADDRESS, INCLUDING ZIP CODE, AND       (NAME, ADDRESS, INCLUDING ZIP CODE,
   TELEPHONE NUMBER, INCLUDING AREA       AND TELEPHONE NUMBER,INCLUDING AREA
   CODE, OF REGISTRANT'S PRINCIPAL            CODE, OF AGENT FOR SERVICE)
          EXECUTIVE OFFICES)

                                  COPIES TO:
      ROBERT B. HIDEN, JR., ESQ.                  LANCE D. MYERS, ESQ.
          SULLIVAN & CROMWELL                       CULLEN AND DYKMAN
           125 BROAD STREET                        177 MONTAGUE STREET
       NEW YORK, NEW YORK 10004                 BROOKLYN, NEW YORK 11201
            (212) 558-4000                           (718) 855-9000
                               ----------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement has become effective.

  If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

                               ----------------
                        CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                PROPOSED        PROPOSED
                                 AMOUNT         MAXIMUM          MAXIMUM       AMOUNT OF
  TITLE OF EACH CLASS OF          TO BE      OFFERING PRICE     AGGREGATE     REGISTRATION
SECURITIES TO BE REGISTERED    REGISTERED     PER UNIT(2)   OFFERING PRICE(2)     FEE
------------------------------------------------------------------------------------------
 Common Stock, par value
  $.33 1/3 per share(1).     51,000,000 shs.    $29.6875     $1,514,625,000     $458,807
==========================================================================================

(1) The number of shares of Common Stock of KeySpan Energy Corporation ("KeySpan") to be issued in the share exchange described herein (the "share exchange") cannot be precisely determined at the time this Registration Statement becomes effective because shares of common stock of The Brooklyn Union Gas Company ("Brooklyn Union") may be issued thereafter and prior to the effective time of the share exchange pursuant to Brooklyn Union's Employee Savings Plan, Discount Stock Purchase Plan for Employees, and Long-Term Performance Incentive Compensation Plan, and under Brooklyn Union's Dividend Reinvestment and Stock Purchase Plan. This Registration Statement covers a number of shares of common stock of KeySpan which is estimated to be at least as large as the number of shares of common stock of Brooklyn Union which is expected to be outstanding at the effective time of the share exchange. See the undertaking in Item 22(4) in Part II of this Registration Statement.

(2) Estimated pursuant to Rule 457(f)(1) of the Securities Act of 1933, based upon the per share market value of the shares of common stock of Brooklyn Union to be exchanged in the share exchange, which is the average of the reported high and low sales prices of a share of common stock of Brooklyn Union on the New York Stock Exchange, Inc. Composite Tape on December 13, 1996.

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

[LOGO]BROOKLYN                                                December 20, 1996
      UNION
Dear Shareholder:

On behalf of our Board of Directors, I cordially invite you to attend Brooklyn Union's Annual Meeting of Shareholders.

An important purpose of the meeting is to vote on our holding company proposal. As I have reported in the June 1996 quarterly and my November 1996 letter, Brooklyn Union is proposing to restructure its gas distribution operations and subsidiaries as a holding company to provide us with the organizational flexibility needed in a highly competitive environment.

The holding company will allow us to make full use of our experience in serving the total energy needs of customers within and beyond the boundaries of our traditional utility service area. We will be able to take advantage of business opportunities in a more timely fashion and compete more aggressively in the open marketplace. And, the holding company will allow us to invest in a more broadly defined energy business without the need for lengthy regulatory approval for each initiative taken to expand our business.

The new company will be named KeySpan Energy Corporation. Brooklyn Union, the utility, will be the most significant subsidiary of the holding company. Our non-utility businesses will be operated as separate subsidiaries of KeySpan. I will be the chairman, president and chief executive officer as well as a director of KeySpan, and I will continue as chairman and chief executive officer and a director of Brooklyn Union.

The process began by reaching an agreement with the staff of the New York State Department of Public Service. Then, after a review by an administrative law judge, the New York State Public Service Commission gave its final approval in September. We need your approval now. YOUR VOTE IS VERY IMPORTANT TO US. Your Board of Directors has unanimously approved the proposal and recommends that common shareholders vote FOR it. Our holding company proposal will be implemented through a share exchange. Your


Brooklyn Union common stock certificates will automatically become certificates representing KeySpan common stock when the share exchange occurs and you will automatically become a shareholder of KeySpan and cease to be a shareholder of Brooklyn Union at that time. Your proportionate ownership interest will not change with this exchange of stock.

Enclosed is our Prospectus/Proxy Statement, which includes "Questions and Answers and Summary About Our Holding Company Proposal and Share Exchange." The "Questions and Answers and Summary" will answer important questions about how our holding company structure and share exchange will affect you as a shareholder. More details are provided in the Prospectus/Proxy Statement.

If you have any additional questions or need assistance in voting your shares, please call D.F. King & Co., Inc., which is assisting in our proxy solicitation, toll free at 1-800-578-5378.

Thank you for your confidence in Brooklyn Union. We are very enthusiastic about our proposal and are confident we will continue to grow and prosper as a holding company.

      Sincerely,

      /s/Robert B. Catel
      Robert B. Catell
      Chairman and Chief Executive Officer

[LOGO]BROOKLYN
      UNION
                   NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

                        TO BE HELD ON FEBRUARY 6, 1997
DEAR SHAREHOLDER:

I am pleased to give you notice and to cordially invite you to attend the Annual Meeting of Shareholders of The Brooklyn Union Gas Company, at our headquarters office, One MetroTech Center, Brooklyn, New York, on February 6, 1997, at 10:00 a.m.

At our Annual Meeting common shareholders will consider and take action on our proposal to adopt a holding company structure by voting on:

1. Adoption of our Agreement and Plan of Exchange (a copy of which is attached as Exhibit A to the accompanying Prospectus/Proxy Statement), which provides that (a) the holders of shares of Brooklyn Union common stock will become holders of shares of common stock of KeySpan Energy Corporation through a share exchange, (b) KeySpan will become the parent holding company of Brooklyn Union and its non-utility subsidiaries, and (c) Brooklyn Union and those subsidiaries will continue to carry on their utility and other businesses as separate subsidiaries of KeySpan.

In addition to Proposal 1, common shareholders will also consider and take action on several other proposals:

2. Election of five directors of Brooklyn Union;

3. Our appointment of Arthur Andersen LLP as independent public accountants for our 1997 fiscal year;

4. A shareholder proposal as to cumulative voting; and

5. Such other business as may properly come before our Annual Meeting, or any adjournments.

The meeting room will be open for admission at 9:00 a.m. I suggest you arrive early, since seating is limited and is on a first-come basis. We are providing overflow space in a separate room where the Meeting will be televised. I hope you will join us for complimentary coffee, tea and pastries prior to the Meeting.

Holders of record of our outstanding common stock and preferred stock on December 18, 1996, the record date, are entitled to receive notice of our Annual Meeting. However, only holders of record of shares of our common stock on the record date are entitled to vote at the Meeting.

If the Agreement and Plan of Exchange is adopted by our common shareholders and the share exchange occurs, a holder of record of our common stock on the record date who dissents and does not vote "FOR" Proposal 1 is entitled to receive payment in cash if that holder follows the procedures provided in Sections 623 and 910 of the New York Business Corporation Law, attached as Exhibit C to the accompanying Prospectus/Proxy Statement.

December 20, 1996

By Order of The Board of Directors,

        ROBERT R. WIECZOREK
Vice President, Secretary and Treasurer

                                   IMPORTANT

  EVEN THOUGH YOU MAY EXPECT TO ATTEND OUR ANNUAL MEETING, OUR BOARD OF DIRECTORS URGENTLY REQUESTS THAT, WHETHER YOUR COMMON STOCK SHAREHOLDINGS ARE LARGE OR SMALL, YOU PROMPTLY FILL IN, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED FOR THAT PURPOSE. YOUR VOTE IS VERY IMPORTANT TO US. IF YOU DO ATTEND AND VOTE AT THE ANNUAL MEETING, YOUR VOTE IN PERSON WILL SUPERSEDE ANY EARLIER VOTE BY PROXY.

                            DIRECTIONS TO METROTECH

PUBLIC TRANSPORTATION       VIA BQE WESTBOUND:          VIA BROOKLYN BRIDGE:

SUBWAY:                     Exit Tillary Street         Exit Adams Street and
The A, F and C IND          and proceed to Jay          proceed to Tillary
trains stop at Jay          Street. Turn left on        Street. Turn left on
Street.                     Jay and proceed one         Tillary and then right
The numbers 2, 3, 4         and a half blocks to        on Jay Street. Proceed
and 5 IRT trains stop       One MetroTech.              to One MetroTech.
at Borough Hall.
The M, N and R BMT          VIA BQE EASTBOUND:          PARKING:
trains all stop at          Exit Tillary Street         The Edison parking
Lawrence Street.            and proceed to Jay          garage is located on
                            Street. Turn left on        the G1 level of
                            Jay and proceed one         MetroTech. The
                            and a half blocks to        entrance is accessible
                            One MetroTech.              from Lawrence Street.
                                                        Parking is also
                                                        available in the
                                                        Edison garage in the
                                                        SIAC building. There
                                                        are also several other
                                                        parking facilities
                                                        along Jay Street.


BUSES:                      VIA MANHATTAN BRIDGE:
The numbers 25, 26,         Exit Flatbush Avenue
38, 41, 52, 54 and 67       and take to Tillary
all stop within a           Street. Turn right on
reasonable distance         Tillary and then left
from the MetroTech          on Jay Street. Proceed
area.                       to One MetroTech.




                [MAP SHOWING DIRECTIONS TO THE ANNUAL MEETING.]

[LOGO]BROOKLYN          One Metro Tech Center            KEYSPAN ENERGY
      UNION             Brooklyn, New York  11201-3850           CORPORATION

HOLDING COMPANY AND SHARE EXCHANGE PROPOSAL--YOUR VOTE IS VERY IMPORTANT

The Board of Directors of The Brooklyn Union Gas Company has unanimously approved a proposal to adopt a holding company structure, which would be implemented through a share exchange.

If Brooklyn Union common shareholders approve our holding company proposal by adopting the Agreement and Plan of Exchange at our Annual Meeting and the share exchange occurs, Brooklyn Union common shareholders will automatically become holders of common stock of KeySpan Energy Corporation on the basis of one share of Brooklyn Union for one share of KeySpan. As a result of the share exchange,

 . KeySpan will become a holding company owned by the former common shareholders of Brooklyn Union,

 . KeySpan will become the sole owner of Brooklyn Union's common stock,

 . Brooklyn Union will continue to carry on its utility business as a subsidiary of KeySpan, and

 . Brooklyn Union's non-utility subsidiaries will become separate subsidiaries of KeySpan.

Up to approximately 51,000,000 shares of KeySpan common stock may be issued in the share exchange.

Brooklyn Union common shareholders will not need to physically exchange their stock certificates for KeySpan certificates when the share exchange occurs. Existing certificates for Brooklyn Union common stock will automatically represent a like number of shares of KeySpan common stock and will no longer represent Brooklyn Union common stock when the share exchange occurs.

Our holding company proposal and the share exchange cannot be completed unless the holders of at least two-thirds of Brooklyn Union's common stock adopt the Agreement and Plan of Exchange, referred to in Proposal 1 of the accompanying Notice of Annual Meeting, at our Annual Meeting on February 6, 1997. Our Board of Directors believes that the holding company proposal and related share exchange are in the best interests of Brooklyn Union and its shareholders, and recommends that common shareholders vote "FOR" Proposal 1 at our Annual Meeting.

We will also elect directors of Brooklyn Union, ratify the appointment of independent public accountants and act on a shareholder proposal regarding cumulative voting at the Annual Meeting.

Please vote by completing and mailing the enclosed proxy card to us. If you sign, date and return your proxy card without indicating how you want to vote, your proxy will be counted as a vote to adopt our Agreement and Plan of Exchange and thus to approve our holding company proposal and share exchange. If you fail to return your card, the effect will be a vote against the holding company proposal and the share exchange. IF YOU HAVE ANY QUESTIONS OR NEED ASSISTANCE IN VOTING YOUR SHARES, PLEASE CALL D.F. KING & CO., INC., WHICH IS ASSISTING IN OUR PROXY SOLICITATION, TOLL FREE AT 1-800-578-5378.

This Prospectus/Proxy Statement provides you with detailed information about our proposed holding company structure and the share exchange. We encourage you to read this entire document carefully.

 NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORS HAVE APPROVED THE SHARES OF KEYSPAN COMMON STOCK TO BE ISSUED UNDER THIS PROSPECTUS/PROXY STATEMENT OR DETERMINED IF THIS
 PROSPECTUS/PROXY STATEMENT IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Prospectus/Proxy Statement dated December 20, 1996, and first mailed to shareholders with our Summary Annual Report on or about December 23, 1996.

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
QUESTIONS AND ANSWERS AND SUMMARY ABOUT OUR HOLDING COMPANY PROPOSAL AND
 SHARE EXCHANGE...........................................................   1
INTRODUCTION..............................................................   6
PROPOSAL 1: HOLDING COMPANY AND ADOPTION OF THE EXCHANGE AGREEMENT........   8
  Reasons for the Holding Company Structure and Share Exchange............   8
  Certain Considerations..................................................  10
A.THE SHARE EXCHANGE......................................................  12
  Exchange Agreement......................................................  12
  Vote Required...........................................................  13
  Regulatory Approvals....................................................  13
  Conditions to Effectiveness of the Share Exchange.......................  13
  Exchange of Stock Certificates..........................................  13
  Transfer of Brooklyn Union's Non-Utility Subsidiaries to KeySpan........  14
  Dividend Reinvestment and Stock Purchase Plan...........................  14
  Amendment or Termination of the Exchange Agreement......................  14
  Listing of KeySpan Common Stock.........................................  14
  Brooklyn Union Common Stock Market Prices and Dividends.................  15
  Dividend Policy.........................................................  15
  Certain Federal Income Tax Consequences.................................  17
  Brooklyn Union Employee Plans...........................................  18
  Treatment of Brooklyn Union Preferred Stock.............................  18
  KeySpan Capital Stock...................................................  19
  Comparative Shareholders' Rights........................................  22
  Business................................................................  24
  Regulation of KeySpan and Brooklyn Union................................  24
  The PSC Order...........................................................  25
  New Rate Plan of Brooklyn Union.........................................  26
  Statutory Appraisal Rights..............................................  27
B.MANAGEMENT..............................................................  30
  Directors and Officers of KeySpan.......................................  30
  Restrictions on Board and Management Interlocks between KeySpan and
   Brooklyn Union.........................................................  31
C.OTHER INFORMATION.......................................................  31
  Independent Public Accountants..........................................  31
  Validity of KeySpan Common Stock........................................  32
  Experts.................................................................  32
PROPOSAL 2: ELECTION OF DIRECTORS OF BROOKLYN UNION.......................  33
  Nominees for Directors of Brooklyn Union................................  33
  Directors of Brooklyn Union Continuing in Office........................  35
  Security Ownership of Directors and Certain Executive Officers..........  37
  Meetings of Brooklyn Union's Board of Directors and Committees..........  38
  Directors' Compensation.................................................  38

                                                                           PAGE
                                                                           ----
  Organization and Nominating Committee Report on Executive Compensation..  39
  Summary Compensation Table..............................................  43
  Options and Performance Shares--1996....................................  44
  Performance Graph.......................................................  44
  Compensation Under Retirement Plans.....................................  46
  Executive Compensation--1997............................................  46
  Senior Executive Change of Control Severance Plan.......................  46
PROPOSAL 3: RATIFICATION OF INDEPENDENT PUBLIC ACCOUNTANTS OF BROOKLYN
           UNION..........................................................  47
PROPOSAL 4: SHAREHOLDER PROPOSAL AS TO CUMULATIVE VOTING FOR BROOKLYN
           UNION..........................................................  47
OTHER MATTERS.............................................................  49
  Deadline for Shareholder Proposals......................................  49
  Additional Information..................................................  49
  Confidential Voting.....................................................  50
  Other Proposals.........................................................  50
WHERE YOU CAN FIND MORE INFORMATION.......................................  50
APPENDIX--1996 CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL
          INFORMATION OF BROOKLYN UNION................................... F-1
EXHIBIT A--AGREEMENT AND PLAN OF EXCHANGE................................. A-1
EXHIBIT B--RESTATED CERTIFICATE OF INCORPORATION OF KEYSPAN ENERGY
          CORPORATION..................................................... B-1
EXHIBIT C--SECTIONS 623 AND 910 OF THE NEW YORK BUSINESS CORPORATION LAW.. C-1

                  QUESTIONS AND ANSWERS AND SUMMARY ABOUT OUR
                  HOLDING COMPANY PROPOSAL AND SHARE EXCHANGE

  The following Questions and Answers and Summary highlight selected information on Proposal 1 at our Annual Meeting regarding our holding company proposal and share exchange, and may not contain all of the information that is important to you. For a more complete discussion of our holding company proposal and the share exchange, you should read carefully this entire document and the attached exhibits and the documents referred to you. For example, the Agreement and Plan of Exchange attached to this Prospectus/Proxy Statement as Exhibit A provides for the share exchange, and KeySpan's restated certificate of incorporation (Exhibit B) sets out, among other things, provisions governing certain rights of KeySpan's shareholders. See also "Where You Can Find More Information" on page 50 of this Prospectus/Proxy Statement.

1.  WHAT IS BROOKLYN UNION'S HOLDING COMPANY PROPOSAL? WHY IS IT BEING
    PROPOSED?

   Brooklyn Union is proposing to establish a holding company structure through a share exchange, with the new holding company being called KeySpan Energy Corporation. After the share exchange, Brooklyn Union will continue to operate its present utility business as a subsidiary of KeySpan, and Brooklyn Union's non-utility subsidiaries will become separate subsidiaries of KeySpan.

   We are very enthusiastic about our holding company proposal. We believe it will give us the financial and regulatory flexibility to compete more effectively in the increasingly competitive energy industry by relaxing constraints imposed by the New York Public Service Commission on incremental investments in unregulated operations, annual investments, amounts invested in any single line of business, and financial ratios of subsidiaries. Relaxing constraints and eliminating time-lags associated with regulatory decisions should allow more rapid moves in an industry where competitors do not have the same constraints as regulated entities. We also believe that a holding company structure should provide greater opportunities for growth and enhanced values, greater flexibility in developing new businesses, and greater flexibility regarding the timing, method and amount of financings and acquisitions, through the discernible separation between our utility and non-utility businesses and relaxed constraints on unregulated activities.

   Your Board of Directors has unanimously approved our holding company proposal and the share exchange and believes their adoption is in the best interests of Brooklyn Union and its shareholders. Your Board recommends that you vote "FOR" that proposal and adoption of the Agreement and Plan of Exchange at our Annual Meeting.

2. WHAT WILL THE KEYSPAN HOLDING COMPANY STRUCTURE LOOK LIKE? WHAT TYPE OF BUSINESSES WILL KEYSPAN ENGAGE IN?

   The chart below shows our present and proposed structures.

                               PRESENT STRUCTURE

                                Brooklyn Union
               KeySpan                               Non-Utility
                                                     Subsidiaries
                              PROPOSED STRUCTURE

                                    KeySpan
               Brooklyn Union                        Non-Utility
                                                     Subsidiaries

   In addition to becoming the parent holding company of Brooklyn Union and our non-utility subsidiaries, KeySpan will own our principal investments in existing businesses. These include gas and oil exploration and production, gas pipeline transportation and storage, cogeneration, marketing and other energy-related services. KeySpan will also be able to invest in certain other businesses and ventures that should strengthen our ability to provide total energy services in an increasingly competitive marketplace.

   The principal executive offices of Brooklyn Union are located at One MetroTech Center, Brooklyn, New York 11201-3850, and its telephone number is (718) 403-2000. KeySpan's principal executive offices are at the same address; its telephone number is (718) 403-1000.

3.  WHAT IS THE SHARE EXCHANGE?

   The share exchange is the means by which our holding company structure will be established. If shareholders approve our holding company proposal and adopt the related Agreement and Plan of Exchange at our Annual Meeting, Brooklyn Union common shareholders will automatically become holders of common stock of KeySpan on the basis of one share of Brooklyn Union for one share of KeySpan. Following the exchange, KeySpan will own all of Brooklyn Union's outstanding common stock and Brooklyn Union's non-utility subsidiaries will become separate subsidiaries of KeySpan.

4. WILL I HAVE TO EXCHANGE MY BROOKLYN UNION STOCK CERTIFICATES FOR NEW KEYSPAN CERTIFICATES?

   No. Your present certificates for Brooklyn Union common stock will automatically represent an equal number of shares of KeySpan common stock when the exchange occurs and will no longer represent Brooklyn Union common stock.

5.  WHEN WILL THE SHARE EXCHANGE OCCUR?

   We expect the exchange to occur in the first quarter of 1997, assuming shareholder approval at our Annual Meeting.

6.  WHERE WILL MY KEYSPAN COMMON STOCK BE TRADED? WHAT WILL BE THE TICKER SYM-
    BOL?

   KeySpan common stock will be listed on the New York Stock Exchange, and will trade under the ticker symbol "KSE".

   Brooklyn Union's common stock is presently listed and principally traded on the New York Stock Exchange. The reported closing price of our common stock on December 16, 1996 was $29 1/2. After the share exchange, Brooklyn Union's common stock will no longer trade and will be delisted.

7.  WILL MY DIVIDENDS BE AFFECTED?

   While future dividends on KeySpan common stock will depend on the earnings, financial condition and capital requirements of KeySpan and Brooklyn Union and the dividends Brooklyn Union pays to KeySpan, we expect to continue Brooklyn Union's policy of paying an appropriate percentage of earnings to shareholders. In the future, dividends from KeySpan's other subsidiaries may also be a source of funds for KeySpan's dividend payments. KeySpan presently expects to pay quarterly common stock dividends at least equal to, and on approximately the same schedule as, the dividend most recently declared on Brooklyn Union's common stock.

   The September 25, 1996 New York Public Service Commission order approving our holding company proposal imposes certain limitations on dividends that Brooklyn Union may pay to KeySpan after the share exchange. Generally, Brooklyn Union may not pay KeySpan more than 100% of income available for dividends. Under certain circumstances, further limits may be placed upon the amount of dividends Brooklyn Union may pay to KeySpan.

   (SEE PAGES 15-17)

   Dividends on Brooklyn Union preferred stock will continue to be paid by Brooklyn Union.

   (SEE QUESTION 9)

8.  WHAT ARE THE FEDERAL INCOME TAX CONSEQUENCES TO COMMON SHAREHOLDERS?

   If a shareholder exchanges solely Brooklyn Union common stock solely for KeySpan common stock, that shareholder will not recognize any gain or loss under Federal income tax laws.

   (SEE PAGES 17-18)

9.  WILL BROOKLYN UNION PREFERRED STOCK OR BONDS BE EXCHANGED?

   No. Brooklyn Union's preferred stock will not be exchanged and will continue as outstanding shares of Brooklyn Union preferred stock. The rights of holders of the preferred shares as provided in Brooklyn Union's certificate of incorporation will not change. Brooklyn Union's bonds will not change and will continue to be obligations of Brooklyn Union.

   (SEE PAGES 18-19)

10. WHO WILL MANAGE THE HOLDING COMPANY?

   A new Board of Directors of KeySpan will be elected before the share exchange by Brooklyn Union as sole shareholder of KeySpan. It will consist of a number of existing Brooklyn Union directors and vacancies will be filled in the future. Certain existing officers of Brooklyn Union will also serve as officers of KeySpan. Robert B. Catell will be chairman, president and chief executive officer and a director of KeySpan, and will continue as chairman and chief executive officer and a director of Brooklyn Union.

   The September 25, 1996 New York Public Service Commission order approving our holding company proposal contains certain restrictions on Board and managerial interlocks between Brooklyn Union and KeySpan and other subsidiaries of KeySpan.

   (SEE PAGES 30-31)

11. HOW WILL MY PARTICIPATION IN THE DIVIDEND REINVESTMENT PLAN BE AFFECTED?

   All shares of Brooklyn Union common stock held under our Dividend Reinvestment and Stock Purchase Plan will be automatically exchanged for shares of KeySpan common stock. We will continue the Dividend Reinvestment and Stock Purchase Plan with KeySpan common stock after the share exchange.

12. WHAT DO I NEED TO DO NOW?

   Just mail your signed proxy card in the enclosed postage-paid return envelope as soon as possible, so that your shares may be represented at our Annual Meeting. The meeting will take place on February 6, 1997 at Brooklyn Union's headquarters, One MetroTech Center, Brooklyn, New York.

13. WHAT SHAREHOLDER VOTE IS REQUIRED FOR APPROVAL OF OUR HOLDING COMPANY PROPOSAL AND THE SHARE EXCHANGE?

   Holders of record of Brooklyn Union common stock on December 18, 1996 are entitled to vote at the Annual Meeting. Two-thirds of the outstanding shares of Brooklyn Union common stock must be voted "For" Proposal 1 at our Annual Meeting in order to approve our holding company proposal and the share exchange.

14. WHO CAN I CALL IF I HAVE ANY QUESTIONS?

   We have set up a special number for you. You are welcome to call D.F. King & Co., Inc., which is assisting in our proxy solicitation, toll free, at 1-800-578-5378.

FOR BROOKLYN UNION EMPLOYEES AND RETIREES:

15. HOW WILL STOCK-BASED EMPLOYEE BENEFIT PLANS BE AFFECTED?

   Brooklyn Union's Employee Savings Plan, Discount Stock Purchase Plan for Employees, and Long-Term Performance Incentive Compensation Plan will be amended to provide for ownership of common shares of KeySpan instead of Brooklyn Union common stock, and KeySpan will take over responsibility for these plans. All existing shares of Brooklyn Union common stock held in these plans, or subject to plan options or performance awards, will automatically become an equal number of common shares or stock options or performance awards of KeySpan, and KeySpan will be the issuer of future stock options and awards.

16. WHAT WILL HAPPEN TO BROOKLYN UNION'S RETIREMENT AND OTHER EMPLOYEE BENEFIT PLANS?

   KeySpan will take over responsibility for all Brooklyn Union retirement and employee benefit plans, such as our defined benefit and defined contribution pension plans, health plans and disability plans. Benefits provided for in these plans will not be changed as a result of our restructuring into a holding company.


SUMMARY OF OTHER SELECTED INFORMATION:

CERTAIN CONSIDERATIONS (SEE PAGES 10-12)

Certain factors for your consideration in determining whether to vote "For" our holding company proposal and to adopt the related Agreement and Plan of Exchange are discussed under "Proposal 1: Holding Company and Adoption of the Exchange Agreement--Certain Considerations."

REGULATORY APPROVALS (SEE PAGE 13)

The New York Public Service Commission approved our holding company restructuring by an order dated September 25, 1996. This order also approved a new rate plan that became effective on October 1, 1996 and certain customer protection provisions. The new rate plan will continue to apply, even if the holding company proposal and the Agreement and Plan of Exchange are not adopted at our Annual Meeting.

CONDITIONS TO THE SHARE EXCHANGE (SEE PAGE 13)

Completion of the share exchange depends on the satisfaction of certain conditions, including: (a) common shareholder approval at our Annual Meeting;
(b) KeySpan's common shares being listed on the New York Stock Exchange; and
(c) KeySpan's restated certificate of incorporation (see Exhibit B to this Prospectus/Proxy Statement) and a certificate of exchange being filed with the New York Department of State.

CERTAIN OTHER CONSEQUENCES OF SHAREHOLDER ADOPTION OF THE EXCHANGE AGREEMENT (SEE PAGES 14, 18, AND 19-24)

The Agreement and Plan of Exchange provides that after the share exchange, shares of KeySpan common stock and KeySpan stock options and performance awards (instead of Brooklyn Union common stock, stock options and performance awards) will be issued, granted or awarded by KeySpan under Brooklyn Union's former employee stock plans, all of which have been previously approved by Brooklyn Union shareholders. The responsibility for these stock plans will be taken over by KeySpan. In addition, shares of KeySpan common stock (instead of Brooklyn Union common stock) will be issued after the share exchange under the Dividend Reinvestment and Stock Purchase Plan.

Since the Agreement and Plan of Exchange is conditioned on KeySpan's restated certificate of incorporation being filed prior to the share exchange with the New York Department of State, a vote by Brooklyn Union common shareholders for adoption of Proposal 1 and that Agreement will constitute approval of KeySpan's restated certificate of incorporation. KeySpan's Board of Directors will adopt KeySpan's by-laws prior to the share exchange. These documents will govern certain rights of KeySpan's shareholders after the share exchange.

AMENDMENT OR TERMINATION OF THE EXCHANGE AGREEMENT (SEE PAGE 14)

The Brooklyn Union and KeySpan Boards of Directors may amend any of the terms of the Agreement and Plan of Exchange at any time before or after its adoption by common shareholders. No amendment, however, may materially and adversely affect the rights of Brooklyn Union's shareholders.

The Agreement may be terminated and the share exchange abandoned at any time before or after shareholders adopt the Agreement, if Brooklyn Union's Board of Directors determines that the completion of the share exchange would not be in the best interests of Brooklyn Union or our shareholders.


COMPARATIVE SHAREHOLDERS' RIGHTS (SEE PAGES 22-24)

When the share exchange is completed, holders of Brooklyn Union common stock will automatically become holders of KeySpan common stock, and their rights will be governed by KeySpan's restated certificate of incorporation and by-laws instead of those of Brooklyn Union.

KeySpan's restated certificate of incorporation will give KeySpan broad corporate powers to engage in any lawful act or activity for which a corporation may be formed under New York law. In contrast, Brooklyn Union's corporate purposes are those related to gas, electricity or other forms of energy and related activities. Certain other differences between the rights of holders of KeySpan common stock and those of holders of Brooklyn Union common stock are summarized on pages 22-24.

Shares of Brooklyn Union preferred stock will not be exchanged but will continue as shares of Brooklyn Union preferred stock. The share exchange will not change the rights of holders of preferred stock as currently provided in Brooklyn Union's certificate of incorporation.

REGULATION OF KEYSPAN AND BROOKLYN UNION (SEE PAGES 24-26)

Following the share exchange, KeySpan, as the parent company of Brooklyn Union, will have to comply with the provisions of the New York Public Service Commission's order of September 25, 1996. Brooklyn Union will continue to be regulated by the PSC as before. The PSC order contains restrictions on KeySpan's investments in non-utility subsidiaries and other businesses, transactions between Brooklyn Union and KeySpan and other KeySpan subsidiaries, loans, guarantees or pledges by Brooklyn Union for the benefit of KeySpan or KeySpan's subsidiaries, and on Board and managerial interlocks.

Brooklyn Union currently is not subject to the federal Public Utility Holding Company Act of 1935. When the share exchange occurs, KeySpan will become a "public utility holding company" and will file an exemption statement with the Securities and Exchange Commission to exempt it and each of its subsidiaries from that Act (except for those provisions requiring approval of certain acquisitions and investments).

NEW RATE PLAN OF BROOKLYN UNION (SEE PAGES 26-27)

The September 25, 1996 New York Public Service Commission order includes a new rate plan that took effect on October 1, 1996 and will remain in effect until September 30, 2002. The rate plan essentially freezes the non-gas component of Brooklyn Union's overall rates for six years, but provides for the elimination of any ceiling on earnings as well as the retention of savings and growth for the shareholders. The rate plan will continue to govern Brooklyn Union's utility rates and charges even if common shareholders do not approve the holding company proposal and adopt the Agreement and Plan of Exchange at our Annual Meeting. In that event, Brooklyn Union will not be able to realize the benefits we expect from a holding company structure, which we believe is necessary in the future deregulated competitive environment of the energy industry.

STATUTORY APPRAISAL RIGHTS (SEE PAGES 27-30 AND EXHIBIT C TO THIS
PROSPECTUS/PROXY STATEMENT)

Holders of shares of Brooklyn Union common stock who do not vote for the holding company proposal and adoption of the Agreement and Plan of Exchange, and who timely dissent and follow the procedures in Sections 623 and 910 of the New York Business Corporation Law, will then have certain rights as a result of the share exchange to demand payment in cash for the "fair value" of their Brooklyn Union common shares. Failure to take any required procedures on a timely basis may result in the loss of those rights. The amount obtainable upon a valid exercise of those rights is subject to determination by judicial proceedings, and cannot be predicted.

Since the Brooklyn Union preferred stock is not being exchanged in the share exchange and will thus continue as Brooklyn Union preferred stock after the share exchange, holders of Brooklyn Union preferred stock are not entitled to statutory appraisal rights.

                                 INTRODUCTION

  This Prospectus/Proxy Statement is furnished in connection with the solicitation by the Board of Directors of The Brooklyn Union Gas Company ("Brooklyn Union") of proxies for use at Brooklyn Union's Annual Meeting of Shareholders to be held on February 6, 1997. Only holders of record of Brooklyn Union's common stock, par value $.33 1/3 per share ("Brooklyn Union common stock") and Brooklyn Union's outstanding cumulative preferred stock, par value $100 per share ("Brooklyn Union preferred stock"), on December 18, 1996 (the "record date") are entitled to receive notice of the Annual Meeting. Only holders of record of Brooklyn Union common stock on the record date are entitled to vote at the Annual Meeting or any adjournments thereof.

  This Prospectus/Proxy Statement and the accompanying Summary Annual Report to Shareholders are first being mailed to the shareholders of Brooklyn Union on or about December 23, 1996.

  The proxy accompanying this Prospectus/Proxy Statement, even if executed and returned, may be revoked by the person executing it if it has not yet been exercised. To revoke a proxy, the shareholder must file with the Secretary of Brooklyn Union either a written revocation or a duly executed proxy bearing a later date.

  In addition, any shareholder entitled to vote may attend the Annual Meeting and vote whether or not such shareholder has submitted a signed proxy. All shares represented by proxies which have been duly executed and returned will be voted at the Annual Meeting and, where a choice has been specified in the proxies, the shares will be voted in accordance with the specification so made. In the absence of specifications to the contrary, such executed proxies will be voted FOR Proposals 1, 2 and 3, and AGAINST Proposal 4. Each nominee for director of Brooklyn Union has consented to be named in this Prospectus/Proxy Statement and to serve if elected. If for any reason any nominee for director of Brooklyn Union shall become unavailable before the date of the Annual Meeting, discretionary authority will be exercised to vote the proxies for the election of such other person or persons as Brooklyn Union's Board of Directors shall determine.

  As of the close of business on the record date, there were 49,993,378 shares of Brooklyn Union common stock outstanding. Each share is entitled to one vote. Only holders of record of Brooklyn Union common stock on the record date are entitled to vote at the Annual Meeting or any adjournments thereof, except for participants in Brooklyn Union's Dividend Reinvestment and Stock Purchase Plan and Brooklyn Union's Discount Stock Purchase Plan for Employees, who are entitled to vote shares held for their accounts by the agent under each such Plan. Shares held in the names of the trustees under Brooklyn Union's Employee Savings Plan may be voted by such trustees upon the instructions of participants in such Plan, or in the absence thereof, as such trustees deem appropriate.

  Brooklyn Union will bear the cost of solicitation of proxies. In addition to the use of the mails, proxies may be solicited personally or by telephone by directors, officers and employees of Brooklyn Union. Such directors, officers and employees of Brooklyn Union receive no compensation therefor other than their regular remuneration. Also, Brooklyn Union will reimburse brokers, bank nominees and other institutional holders for their out-of-pocket expenses in forwarding proxy soliciting material to the beneficial owners of Brooklyn Union common stock. In addition, Brooklyn Union has retained D.F. King & Co., Inc., New York, New York, to aid in the solicitation of proxies at a fee not to exceed $10,000, plus reimbursement for out-of-pocket expenses incurred by that firm on behalf of Brooklyn Union.

  Securities and Exchange Commission ("SEC") rules provide that specifically designated blank spaces and boxes are provided on the proxy card for shareholders to mark if they wish either to withhold authority to vote for one or more nominees for directors of Brooklyn Union or to abstain on one or more of the Proposals. For purposes of determining whether the holding company proposal and the Agreement and Plan of Exchange (attached to this Prospectus/Proxy Statement as Exhibit A and hereinafter referred to as the "Exchange Agreement") have been adopted, which requires the affirmative vote of two-thirds of the outstanding shares of Brooklyn Union common stock, an abstention or broker non-vote WILL NOT be counted as a vote in favor of adoption of the holding company proposal and the Exchange Agreement and, as a result, will have the effect of a vote AGAINST Proposal 1. In accordance with New York law, abstentions and broker non-votes are not counted in determining the votes cast in connection with the selection of auditors and the shareholder proposal relating to cumulative voting since New York law requires a majority of only those votes cast "for" or "against" approval, thus giving both abstentions and non-votes no effect. Votes withheld in connection with the election of one or more of the nominees for director will not be counted as votes cast for or against such individuals. The vote of a plurality of the shares of Brooklyn Union common stock cast is required for the election of directors.

  The Proposal for adoption of the holding company proposal and the Exchange Agreement and the shareholder proposal relating to cumulative voting are considered "non-discretionary," and brokers who have received no instructions from their clients do not have the authority to vote thereon. Such "broker non-votes" WILL NOT be counted as votes cast in favor of adoption of the holding company proposal and the Exchange Agreement and, as a result, will have the effect of votes cast AGAINST adoption of Proposal 1. Such "broker non-votes" will not be considered as votes cast in determining the outcome of the shareholder proposal. All abstentions and broker non-votes will be counted towards the establishment of a quorum.

  Brooklyn Union reserves the right to adjourn the Annual Meeting one or more times, and to continue to solicit proxies, if insufficient affirmative votes are present in person or by proxy to adopt the Exchange Agreement (Proposal
1).

  BROOKLYN UNION'S BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE HOLDING COMPANY STRUCTURE AND ADOPTED THE EXCHANGE AGREEMENT, BELIEVES THE HOLDING COMPANY STRUCTURE AND THE RELATED SHARE EXCHANGE TO BE IN THE BEST INTERESTS OF BROOKLYN UNION AND ITS SHAREHOLDERS, AND RECOMMENDS THAT THE HOLDERS OF BROOKLYN UNION COMMON STOCK VOTE IN FAVOR OF ADOPTION OF THE HOLDING COMPANY PROPOSAL AND THE EXCHANGE AGREEMENT AS DISCUSSED IN PROPOSAL 1.

  IN ADDITION, BROOKLYN UNION'S BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL DIRECTOR NOMINEES NAMED IN PROPOSAL 2, "FOR" RATIFICATION OF THE APPOINTMENT OF ARTHUR ANDERSEN LLP AS INDEPENDENT PUBLIC ACCOUNTANTS OF BROOKLYN UNION AS DISCUSSED IN PROPOSAL 3, AND "AGAINST" THE SHAREHOLDER PROPOSAL RELATING TO CUMULATIVE VOTING FOR BROOKLYN UNION AS DISCUSSED IN PROPOSAL 4.

      PROPOSAL 1: HOLDING COMPANY AND ADOPTION OF THE EXCHANGE AGREEMENT

  The management and the Board of Directors of Brooklyn Union unanimously believe that it is in the best interests of Brooklyn Union and its shareholders to restructure Brooklyn Union so that it will become a separate subsidiary of a new parent holding company, with the present holders of Brooklyn Union common stock becoming the holders of the common stock of the new parent.

  To carry out such restructuring, Brooklyn Union has caused to be incorporated a New York corporation, KeySpan Energy Corporation (referred to in this Prospectus/Proxy Statement as "KeySpan"), which now has a nominal amount of stock outstanding and no present business or properties of its own. All of the currently outstanding shares of KeySpan's common stock, par value $.33 1/3 per share ("KeySpan common stock"), are owned by Brooklyn Union.

  The Board of Directors of each of Brooklyn Union and KeySpan has adopted the Exchange Agreement under which, subject to adoption by Brooklyn Union's shareholders and the satisfaction of other conditions, Brooklyn Union will become a subsidiary of KeySpan through the exchange of the outstanding shares of Brooklyn Union common stock on a share-for-share basis for shares of KeySpan common stock (referred to in this Prospectus/Proxy Statement as the "share exchange" or the "exchange"). In connection with the share exchange, Brooklyn Union's existing subsidiaries involved in non-utility operations (collectively, the "non-utility subsidiaries") will be transferred to KeySpan and become subsidiaries of KeySpan. See "--The Share Exchange--Transfer of Brooklyn Union's Non-Utility Subsidiaries to KeySpan." The Exchange Agreement is attached to this Prospectus/Proxy Statement as Exhibit A and is incorporated herein by reference.

  Brooklyn Union is subject to regulation by the New York Public Service Commission (the "PSC") under the New York Public Service Law (the "Public Service Law"). On September 25, 1996, the PSC issued an order (the "PSC Order") approving the holding company restructuring and the terms with which Brooklyn Union and KeySpan have agreed to comply in their on-going relationships and activities, including a new rate plan and certain customer protection provisions.

REASONS FOR THE HOLDING COMPANY STRUCTURE AND SHARE EXCHANGE

 General

  The proposed holding company structure is intended to provide Brooklyn Union and its subsidiaries with the financial and regulatory flexibility to compete more effectively in an increasingly competitive energy industry by relaxing constraints imposed by the New York Public Service Commission on incremental investments in unregulated operations, annual investments, amounts invested in any single line of business, and financial ratios of subsidiaries. Relaxing constraints and eliminating time-lags associated with regulatory decisions should allow more rapid moves in an industry where competitors do not have the same constraints as regulated entities. The Board of Directors of Brooklyn Union believes that a holding company structure will provide greater opportunity for growth and enhanced values, and greater flexibility in developing and operating new businesses and greater flexibility regarding the timing, method and amount of financings and acquisitions, through the discernible separation between the utility and non-utility businesses and relaxed constraints on unregulated activities. The Board believes that the discernible separation between utility and non-utility businesses will serve to protect the financial integrity of the utility business from risks involved in non-utility businesses and ventures, and provide greater flexibility regarding the timing, method and amount of financings and acquisitions.

 Competing in the New Regulatory Environment

  The Board of Directors of Brooklyn Union believes that the proposed holding company structure is essential for Brooklyn Union to continue to operate as successfully in the future as it has in the past. A decade ago, the price of gas was controlled by regulation and statutes from the original producer and supplier through the ultimate end-user. Currently, there is no longer regulation over the sale price of natural gas as a commodity, and the regulation of interstate transmission at the federal level has been relaxed. Similar regulatory initiatives are taking place at the state level, including in New York, to extend competition into the retail sector.

  The regulatory developments at the federal level have resulted in ample supplies of the natural gas commodity, aggressive competition among gas utilities, as well as unregulated gas marketing brokers and suppliers at the gas source, and declining prices, in real dollar terms, for natural gas for all consumers over the last decade.

  Interstate pipeline capacity rights are also becoming a commodity which can now be bought or sold for short or long periods of time. Thus, entities like Brooklyn Union have the opportunity to market temporarily unused pipeline capacity for the benefit of their customers and shareholders.

  In addition, there have been several other significant regulatory initiatives affecting utility companies and their customers. Local transportation of gas purchased by end-users from third party sellers has been available in New York since 1984, but until recently the principal beneficiaries of this availability had been large non-core commercial and industrial customers. Through further regulatory modifications, direct access to gas sold by third parties has become available for the first time to Brooklyn Union's core customers, including residential customers. Similar initiatives are taking place at the federal and state levels in the electric industry, as increasing wholesale and retail competition in the electric generation sector is likely to emerge over the next few years.

  These developments intensify the already fiercely competitive environment in which traditional providers of alternative energy sources, primarily fuel oil dealers, aggressively compete in most of Brooklyn Union's markets. The distinctions between energy sources is increasingly blurred, as oil, gas and electricity come to be viewed as somewhat interchangeable commodities, subjecting Brooklyn Union to greater competition.

  Moreover, a new rate plan (including the six-year rate freeze) took effect on October 1, 1996, and will continue to govern the utility rates of Brooklyn Union even if common shareholders of Brooklyn Union do not approve the holding company proposal and adopt the Exchange Agreement. In that event, Brooklyn Union will not be able to realize the benefits it expects from a holding company structure, which Brooklyn Union believes is necessary in the future deregulated competitive environment of the energy industry. See "--The Share Exchange--New Rate Plan of Brooklyn Union" below.


 Flexibility of Utility and Non-Utility Businesses

  Brooklyn Union has been operating under the regulatory constraints of the PSC which limit (i) the total amount of the incremental investment in its unregulated operations, (ii) the amount that can be invested annually, (iii) the cumulative amount that can be invested in any single line of business, and
(iv) the debt-equity ratios of its subsidiaries. These are significant constraints on Brooklyn Union's ability to move rapidly in an increasingly competitive environment. Moreover, the limitation of investment to existing lines of business is also constraining because the industry is changing so rapidly that new lines of business are arising that were not even envisioned at the time that these PSC regulatory limits were adopted.

  As discussed below under "--The Share Exchange--Transfer of Brooklyn Union's Non-Utility Subsidiaries to KeySpan", as part of the holding company restructuring the current non-utility subsidiaries of Brooklyn Union will be transferred to and become, or become owned through, separate subsidiaries of KeySpan. Brooklyn Union needs the financial and regulatory flexibility provided by this holding company structure to operate in the changing environment and successfully address the new levels of competition.

  As many in the energy industry believe, the new competitive environment may lead to additional consolidation, vertical expansion, and other strategic alliances, as energy companies may be required to offer a full range of energy services to compete effectively in order to retain and attract customers. For example, consolidations between Brooklyn Union and other operating utilities (e.g., through merger and/or acquisition) could result in economies of scale and synergies by enabling the consolidated company to take advantage of common needs and complementary strengths. Vertical integration could also enable utilities to offer customers more complete energy packages.

  Strategic alliances with unregulated third party participants and/or diversification into unrelated fields may also help protect against the market and financial risks to which Brooklyn Union is now, and increasingly will be, exposed. Thus, KeySpan may wish to increase its investment in unregulated energy-related businesses, whether through additional "ground floor" investment, the acquisition of existing energy and energy services providers, or the formation of strategic alliances with industry partners.

  KeySpan will continue to seek to invest in the current lines of business, such as exploration and production, pipeline transportation, gas storage and cogeneration, and will engage in energy marketing and other energy-related activities. Although KeySpan has not identified other specific business opportunities, it believes that such activities would likely include areas with which Brooklyn Union is already familiar, such as information systems, environmental services, engineering services, financial services, meter reading, and billing and collection services. Under a holding company structure, KeySpan should be able to take advantage of opportunities in a timely fashion and compete more effectively against other energy companies. Except for the restrictions set forth in the PSC Order and discussed in "--The Share Exchange--The PSC Order," KeySpan believes it should not otherwise be required to obtain PSC approval for investments in non-utility businesses, would not be subject to the limitations imposed under certain provisions of New York law applicable to Brooklyn Union, and thus should be able to compete more effectively against other entities not subject to similar constraints.


 Financing Flexibility

  Under Section 69 of the Public Service Law, Brooklyn Union cannot issue debt or equity securities for other than utility purposes. Thus, the practical limit of its investment in non-utility businesses is the amount of Brooklyn Union's retained earnings. This limit has not posed a practical problem in the past because Brooklyn Union's non-utility businesses were clearly defined and limited in scope and magnitude. Now, however, such a limit is inappropriate in the new environment, especially in light of the fact that Brooklyn Union's principal present, and likely future, competitors are not subject to similar constraints.

  The Board of Directors of Brooklyn Union believes that the best way both to reduce the regulatory constraints described above, and to ensure that utility customers continue to be insulated from potential risks resulting from investments in non-utility businesses and ventures, is to adopt a holding company structure, while providing sufficient protection to customers to assure that Brooklyn Union will continue to provide safe, adequate and reliable service at just and reasonable rates.

  After the share exchange, financing of unregulated activities of KeySpan and its non-utility subsidiaries will not require PSC approval. In addition, the capital structure of each non-utility subsidiary may be appropriately tailored to suit its individual business. Also, under the holding company structure, KeySpan would not need PSC approval to issue debt or equity securities to finance the acquisition of the stock or assets of other companies. The ability to raise capital for acquisitions without prior PSC approval should allow competition on a level basis with other potential acquirors, some of which are already holding companies. Under a holding company structure, the issuance of debt or equity securities by KeySpan to finance the acquisition of the stock or assets of another company should not adversely affect Brooklyn Union's capital devoted to and available for regulated utility operations.

CERTAIN CONSIDERATIONS

 Future Performance of KeySpan Common Stock Cannot Be Assured

  The purpose of the share exchange is to establish a holding company structure that will enhance the ability to take advantage of business opportunities outside of Brooklyn Union's present markets. The Board of Directors believes the share exchange and holding company structure to be in the best interests of Brooklyn Union and its shareholders. Nevertheless, the success of KeySpan in realizing its goals and the future performance of KeySpan common stock cannot be assured.

 Dividends on KeySpan Common Stock Will Initially Depend on Common Stock Dividends Paid by Brooklyn Union

  KeySpan does not now, nor will it immediately after the share exchange, conduct directly any business operations from which it will derive any revenues. KeySpan plans to obtain funds for its own operations from dividends paid to KeySpan by its subsidiaries, and from sales of securities or debt incurred by KeySpan. Dividends on KeySpan common stock will initially depend upon the earnings, financial condition and capital requirements of Brooklyn Union, and the dividends that Brooklyn Union pays to KeySpan. In the future, dividends from KeySpan's subsidiaries other than Brooklyn Union may also be a source of funds for dividend payments by KeySpan. Payment of Brooklyn Union dividends to KeySpan will be subject to the prior rights of holders of Brooklyn Union preferred stock. In addition, although it has no present intention to do so, Brooklyn Union may issue additional preferred stock in the future to meet its capital requirements. Such additional preferred stock will also have preferential dividend rights.

  The PSC Order also imposes certain limitations on the dividends that Brooklyn Union may pay to KeySpan after the share exchange. Generally, Brooklyn Union may not pay KeySpan more than 100% of income available for dividends. Also, if there is a significant reduction in service quality by Brooklyn Union (according to specific guidelines) or if certain specified credit rating agencies downgrade Brooklyn Union's debt ratings to specified levels, further limits may be placed upon the amount of dividends Brooklyn Union may pay to KeySpan. See "--The Share Exchange--Dividend Policy."

  KeySpan presently expects to pay quarterly dividends on KeySpan common stock at least equal to the rate, and on approximately the same schedule, as the dividend most recently declared by Brooklyn Union on its common stock. While future dividends will depend on the earnings, financial condition and capital requirements of Brooklyn Union and its other subsidiaries, KeySpan presently expects to continue a policy of paying an appropriate percentage of earnings to shareholders.

 Non-Utility Businesses Will Not Be Available as Sources for Dividends on Brooklyn Union Preferred Stock

  Following consummation of the share exchange, Brooklyn Union's non-utility subsidiaries will be transferred to KeySpan, and will not be available to the holders of Brooklyn Union preferred stock as a source of cash for the payment of dividends or other amounts.

 Non-Utility Businesses

  Brooklyn Union's principal non-utility subsidiaries participate and own investments in gas and oil exploration and production, gas pipeline transportation and storage, cogeneration, marketing and other energy-related services. Brooklyn Union will transfer these subsidiaries and investments to KeySpan at the time of, or shortly following, the share exchange.

  It is the current intention of KeySpan for the non-utility subsidiaries to engage primarily in energy-related businesses which will not be regulated by state or federal agencies which regulate public utilities. Such businesses may encounter competitive and other factors not previously experienced by Brooklyn Union, and may have different, and perhaps greater, investment risks than those involved in the regulated natural gas utility business of Brooklyn Union. There can be no assurance that such businesses will be successful or, if unsuccessful, that they will not have a direct or indirect adverse effect on KeySpan. As is the case now, any losses incurred by such businesses will not be recoverable in utility rates of Brooklyn Union. For further information regarding Brooklyn Union's non-utility subsidiaries, see Notes 3, 7, 8 and 10 to the 1996 Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Appendix attached to this Prospectus/Proxy Statement.

  Comparable earnings from Brooklyn Union's unregulated businesses (excluding 1996 after-tax gains from an initial public offering of a subsidiary and the sale of a plant ($33.5 million) and an after-tax reorganization charge

($7.8 million)) were $14.8 million, or 30 cents per share in fiscal 1996, $12.8 million, or 27 cents per share in 1995, and $10.4 million, or 22 cents per share in 1994.

  Brooklyn Union's total investment in these businesses, computed in accordance with PSC specifications as a percentage of consolidated capitalization, was 13.4%, 14.2% and 12.8% as of September 30, 1996, 1995 and 1994, respectively.

  KeySpan will obtain funds to invest in non-utility subsidiaries and other businesses from dividends it receives from Brooklyn Union, borrowings and other financings, and dividends KeySpan may in the future receive from any non-utility subsidiaries. There can be no assurance that non-utility subsidiaries will have earnings or pay any dividends to KeySpan in the foreseeable future.

 Implementation of the New Rate Plan

  The new rate plan (including the six-year rate freeze) took effect as of October 1, 1996 and will continue to govern utility rates and charges of Brooklyn Union even if common shareholders of Brooklyn Union do not approve the holding company proposal and adopt the Exchange Agreement. In that event, Brooklyn Union will not be able to realize the benefits it expects from a holding company structure, which Brooklyn Union believes is necessary in the future deregulated competitive environment of the energy industry. See also "--The Share Exchange--New Rate Plan of Brooklyn Union" below.

 Certain Restrictions in the PSC Order

  As summarized above, the PSC Order imposes certain limitations on the dividends that Brooklyn Union may pay to KeySpan after the share exchange. See also "--The Share Exchange--Dividend Policy." The PSC Order also contains restrictions on KeySpan's investments in non-utility subsidiaries and other businesses, transactions between Brooklyn Union and KeySpan or any other subsidiary of KeySpan, loans, guarantees or pledges by Brooklyn Union for the benefit of KeySpan or any other subsidiary of KeySpan, and Board and managerial interlocks between Brooklyn Union and KeySpan or any other subsidiary of KeySpan. See "--The Share Exchange--The PSC Order" and "-- Management--Restriction on Board and Management Interlocks between KeySpan and Brooklyn Union." There can be no assurance as to the effect, if any, that such restrictions will have on the business or operations of Keyspan, Brooklyn Union or the non-utility subsidiaries.

                             A. THE SHARE EXCHANGE

EXCHANGE AGREEMENT

  The Exchange Agreement has been unanimously adopted by the Boards of Directors of Brooklyn Union and KeySpan and is subject to adoption by the holders of at least two-thirds of the outstanding shares of Brooklyn Union common stock. See "--Vote Required" below. In the share exchange, (i) each share of Brooklyn Union common stock outstanding immediately prior to the effective time of the share exchange will be exchanged for one new share of KeySpan common stock, (ii) KeySpan will become the owner of all outstanding Brooklyn Union common stock, and (iii) the shares of KeySpan common stock held by Brooklyn Union immediately prior to the share exchange will be cancelled.

  As a result, upon completion of the share exchange, KeySpan will become a holding company, Brooklyn Union will become a subsidiary of KeySpan, and all of KeySpan common stock outstanding immediately after the share exchange will be owned by the former holders of Brooklyn Union common stock outstanding immediately prior to the share exchange. In connection with the share exchange, Brooklyn Union's existing non-utility subsidiaries will be transferred to KeySpan and become subsidiaries of KeySpan. See "--Transfer of Brooklyn Union's Non-Utility Subsidiaries to KeySpan." The Exchange Agreement is attached to this Prospectus/Proxy Statement as Exhibit A and is incorporated herein by reference.

  Brooklyn Union's outstanding preferred stock will not be exchanged in the share exchange but will continue as shares of Brooklyn Union preferred stock. The share exchange will not change the rights of the holders of such shares as currently provided in Brooklyn Union's certificate of incorporation. Debt of Brooklyn Union will remain unchanged and will continue as outstanding obligations of Brooklyn Union after the share exchange.

VOTE REQUIRED

  Under New York law, the affirmative vote of the holders of record on the record date of two-thirds of the outstanding shares of Brooklyn Union common stock is required to approve the holding company proposal and adopt the Exchange Agreement. Because the requirement for this proposal is the affirmative vote of two-thirds of the outstanding shares, broker non-votes and abstentions will have the effect of a "no" vote. Holders of Brooklyn Union preferred stock are entitled to receive notice of the Annual Meeting, but are not entitled to vote on the holding company proposal and the Exchange Agreement at the Annual Meeting.

REGULATORY APPROVALS

 New York Public Service Law

  Under Section 70 of the Public Service Law, any transfer of utility stock such as will occur in the share exchange must be approved in advance by the PSC. On September 25, 1996, the PSC issued its order approving the holding company restructuring. The PSC Order also contains terms with which Brooklyn Union and KeySpan have agreed to comply in their on-going relationship and activities, including the new rate plan and certain customer protection provisions. The term of the PSC Order extends to September 30, 2002, unless terminated by an earlier PSC order.

 Public Utility Holding Company Act of 1935 (the "Holding Company Act")

  Brooklyn Union currently is not subject to the Holding Company Act because it is not a "public utility holding company". As a result of the share exchange, KeySpan will become a public utility holding company under the Holding Company Act. Pursuant to the Exchange Agreement, simultaneously with the effectiveness of the share exchange, KeySpan will file with the SEC an exemption statement to exempt itself and its subsidiaries from all provisions of the Holding Company Act (except with respect to certain acquisitions and investments) pursuant to the "intrastate" exemption provided by Section 3(a)(1) of that Act. The basis for exemption is that KeySpan and Brooklyn Union are each organized and carry on their business substantially in the State of New York, and neither KeySpan nor Brooklyn Union will derive any material part of its income from a public utility company organized outside of the State of New York. To maintain its exemption, KeySpan must file a statement each year prior to March 1 with the SEC. The SEC has authority under the Holding Company Act to challenge the availability of KeySpan's exemption. See "--Regulation of KeySpan and Brooklyn Union."

CONDITIONS TO EFFECTIVENESS OF THE SHARE EXCHANGE

  The share exchange is subject to the satisfaction of the following conditions (in addition to adoption of the Exchange Agreement by the holders of Brooklyn Union common stock): (i) all necessary orders, authorizations, approvals or waivers from the PSC and all other jurisdictive regulatory bodies, boards or agencies have been received, remain in full force and effect, and do not include, in the sole judgment of the Board of Directors of Brooklyn Union, unacceptable conditions; (ii) shares of KeySpan common stock to be issued in connection with the exchange have been listed, subject to official notice of issuance, by the New York Stock Exchange; and (iii) KeySpan's restated certificate of incorporation (Exhibit B to this Prospectus/Proxy Statement) has been filed with the New York Department of State (the "Department").

  Following satisfaction of these conditions, the share exchange will become effective immediately following the close of business on the date of filing with the Department of a certificate of exchange pursuant to Section 913(d) of the New York Business Corporation Law. Brooklyn Union cannot predict when all conditions will be satisfied, but expects that the share exchange will become effective in the first quarter of calendar 1997.

EXCHANGE OF STOCK CERTIFICATES

  If the share exchange is effected, it will not be necessary for holders of Brooklyn Union common stock to physically exchange their existing stock certificates for certificates of KeySpan common stock. The certificates which represent shares of Brooklyn Union common stock outstanding immediately prior to the effective time of the share exchange will automatically represent an equal number of shares of KeySpan common stock immediately after the effective time and will no longer represent Brooklyn Union common stock. New certificates bearing the name of KeySpan will be issued after the share exchange, if and as certificates representing shares of Brooklyn Union common stock outstanding immediately prior to the share exchange are presented for exchange or transfer.

  Brooklyn Union preferred stock will not be exchanged but will continue as shares of Brooklyn Union preferred stock. The share exchange will not change the rights of the holders of such shares as provided in Brooklyn Union's certificate of incorporation. Debt of Brooklyn Union will remain unchanged and will continue as outstanding obligations of Brooklyn Union after the share exchange.

TRANSFER OF BROOKLYN UNION'S NON-UTILITY SUBSIDIARIES TO KEYSPAN

  Brooklyn Union's principal non-utility subsidiaries participate and own investments in gas and oil exploration and production, gas pipeline transportation and storage, cogeneration, marketing and other energy-related services. Brooklyn Union will transfer to KeySpan, in connection with the share exchange, these non-utility subsidiaries and investments.

  Other than for the foregoing subsidiaries and investments, and except for dividends or other distributions with respect to Brooklyn Union common stock held by KeySpan, it is expected that Brooklyn Union will not transfer at less than a fair consideration any of its other assets to KeySpan or any KeySpan subsidiaries. Brooklyn Union will develop accounting and other procedures to the extent determined to be necessary or appropriate to insure separation of utility and non-utility businesses. See "--The PSC Order" below.

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

  Shares of Brooklyn Union common stock held in its Dividend Reinvestment and Stock Purchase Plan (including uncertificated whole and fractional shares) will automatically become a like number of shares of KeySpan common stock at the effective time of the share exchange. At the effective time, KeySpan will succeed to the Plan as in effect immediately prior to the effective time, and shares of KeySpan common stock will be issued under the Plan on and after the effective time. KeySpan will file a post-effective amendment to Brooklyn Union's registration statement on Form S-3 for the Plan shortly after the effective time of the exchange.


AMENDMENT OR TERMINATION OF THE EXCHANGE AGREEMENT

  The Boards of Directors of Brooklyn Union and KeySpan may amend any of the terms of the Exchange Agreement at any time before or after its adoption by the holders of Brooklyn Union common stock and prior to the effective time, but no such amendment may, in the sole judgment of the Board of Directors of Brooklyn Union, materially and adversely affect the rights of Brooklyn Union's shareholders.

  The Exchange Agreement may be terminated and the share exchange abandoned at any time before or after the shareholders of Brooklyn Union adopt the Exchange Agreement, and prior to the effective time, if the Board of Directors of Brooklyn Union determines, in its sole judgment, that consummation of the exchange would, for any reason, be inadvisable or not be in the best interests of Brooklyn Union or its shareholders.

LISTING OF KEYSPAN COMMON STOCK

  KeySpan is applying to have its common stock listed on the New York Stock Exchange. It is expected that such listing will become effective at the effective time of the share exchange. The stock exchange ticker symbol of KeySpan common stock will be "KSE", and quotations will be carried in newspapers as they have been for Brooklyn Union common stock. Following the share exchange, Brooklyn Union common stock will no longer trade and will be delisted and no longer registered pursuant to Section 12 of the Securities Exchange Act of 1934.

BROOKLYN UNION COMMON STOCK MARKET PRICES AND DIVIDENDS

  Brooklyn Union common stock is listed and principally traded on the New York Stock Exchange. The table below sets forth the dividends paid and the high and low sales prices of Brooklyn Union common stock for the fiscal periods indicated as reported in The Wall Street Journal as New York Stock Exchange Composite Transactions.

                                                                    PRICE RANGE
                                                         DIVIDENDS -------------
                                                           PAID     HIGH   LOW
                                                         --------- ------ ------
                                                            ($)     ($)    ($)
Fiscal 1995
 First Quarter..........................................   .3375   25 3/8 21 1/2
 Second Quarter.........................................   .3475   24 3/4 22
 Third Quarter..........................................   .3475   26 3/8 23 3/4
 Fourth Quarter.........................................   .3475   26 3/8 23 1/4
Fiscal 1996
 First Quarter..........................................   .3475   29 5/8 24 5/8
 Second Quarter.........................................   .3550   29 7/8 25 3/4
 Third Quarter..........................................   .3550   27 1/2 24 7/8
 Fourth Quarter.........................................   .3550   28 1/8 24 7/8
Fiscal 1997
 First Quarter (through December 13, 1996)..............   .3550   32 5/8 27 7/8

  The closing price of Brooklyn Union common stock on December 16, 1996 was reported to have been $29 1/2.

  On December 18, 1996, Brooklyn Union's Board of Directors declared a
dividend of $   per share on Brooklyn Union common stock, payable on February
1, 1997 to holders of record on January 2, 1997.

DIVIDEND POLICY

  KeySpan does not now, nor will it immediately after the share exchange, conduct directly any business operations from which it will derive any revenues. KeySpan plans to obtain funds for its own operations from dividends paid to KeySpan on the stock of its subsidiaries, and from sales of securities or debt incurred by KeySpan. Dividends on KeySpan common stock will initially depend upon the earnings, financial condition and capital requirements of Brooklyn Union, and the dividends paid by Brooklyn Union to KeySpan. KeySpan presently expects to continue Brooklyn Union's policy of paying an appropriate percentage of earnings to shareholders. In the future, dividends from KeySpan's subsidiaries other than Brooklyn Union may also be a source of funds for dividend payments by KeySpan. Payment of dividends on Brooklyn Union common stock will continue to be subject to the prior rights of holders of Brooklyn Union preferred stock.

  KeySpan presently expects to pay quarterly dividends on KeySpan common stock at least equal to the rate, and on approximately the same schedule as, the dividend most recently declared by Brooklyn Union on its common stock. The quarterly dividend most recently declared by Brooklyn Union's Board of
Directors on Brooklyn Union common stock was $   per share payable February 1,
1997 to holders of record on January 2, 1997. The amount of dividends paid by Brooklyn Union to KeySpan following the share exchange is expected to be greater than the amount of dividends KeySpan pays on its common stock, since KeySpan will need funds for its holding company activities.

  The PSC Order contains conditions imposing limitations on dividend payments by Brooklyn Union to KeySpan. These limitations are designed to ensure maintenance of Brooklyn Union's financial strength, its ability to raise capital sufficient to finance required investment in its utility plant, and to protect Brooklyn Union's ability to provide safe, adequate and reliable utility service. The limitations are as follows: (1) Brooklyn Union's level of dividend payments cannot exceed 100% of its income available for dividends, calculated on a two-year rolling average basis; (2) in the event that Brooklyn Union fails to achieve certain service levels prescribed in the PSC Order, Brooklyn Union will be required to show cause why it should not be prohibited from increasing the level of dividend payments; (3) in the event that KeySpan has rated debt, and the debt is rated or downgraded to BBB, KeySpan will be required to show cause to the PSC why dividends from Brooklyn Union to KeySpan should not be limited to 75% of income available for dividends; and (4) under certain conditions, dividends paid by Brooklyn Union to KeySpan may be limited to 75% of income available for dividends (calculated on a two-year rolling average basis), 50% of income available for dividends (calculated on a two-year rolling average basis) or suspended, in the event of a downgrade of Brooklyn Union's senior debt securities by at least two of the following credit rating agencies: Standard & Poor's Rating Group, Moody's Investors Service and Fitch Investors Service L.P.

  The following table summarizes the downgrade events with respect to Brooklyn Union's senior debt which will cause a limitation, the nature of the limitation, and the events that will lead to removal of the limitation, on dividends that Brooklyn Union can pay to KeySpan:

BROOKLYN-UNION DOWNGRADE
         EVENT                    LIMITATION             LIMITATION REMOVED
------------------------          ----------             ------------------
Downgrade to BBB+ and      Dividends limited to 75%   When prior rating
 downgrade is in any       of income available for    restored
 part due to the           dividends
 performance or concerns
 about the financial
 condition of KeySpan or
 any subsidiary of
 KeySpan other than
 Brooklyn Union
Downgrade to BBB and       Dividends limited to 75%   When prior rating
 downgrade is solely due   of income available for    restored
 to the performance or     dividends
 concerns about the
 financial condition of
 Brooklyn Union
Downgrade to BBB and       Dividends limited to 50%   When prior rating
 downgrade is in any       of income available for    restored
 part due to the           dividends
 performance or concerns
 about the financial
 condition of KeySpan or
 any subsidiary of
 KeySpan other than
 Brooklyn Union
Downgrade to BBB and       Dividends suspended        When rating restored to
 rating not restored to                               at least BBB+
 at least BBB+ within 2
 years
Downgrade to BBB-          Dividends suspended        When rating restored to
                                                      at least BBB

  The conditions of the PSC Order imposing these limitations will continue throughout the term of the agreement that was approved by the PSC Order, which ends on September 30, 2002. However, the PSC Order provides for review of the agreement to determine whether modifications are appropriate.

  Brooklyn Union's Standard & Poor's and Moody's unsecured senior debt ratings are A and A-1, respectively.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  Brooklyn Union and KeySpan have received an opinion from Sullivan & Cromwell, their special counsel, regarding material Federal income tax consequences of the share exchange, to the effect that, based on certain assumptions and factual representations:

    (1) no gain or loss will be recognized by a holder of Brooklyn Union common stock upon the exchange solely of such holder's Brooklyn Union common stock solely for KeySpan common stock;

    (2) no income, gain or loss will be recognized on account of the share exchange by holders of outstanding shares of Brooklyn Union preferred stock with respect to their shares of Brooklyn Union preferred stock so long as such holders do not sell or exchange (including as a result of a redemption) their shares of Brooklyn Union preferred stock in a transaction to which Brooklyn Union or an affiliate of Brooklyn Union is a party and which is treated as part of the share exchange;

    (3) the basis of shares of KeySpan common stock received by a former holder of shares of Brooklyn Union common stock in an exchange described in
  (1) above in the aggregate will equal the basis of such former holder's shares of Brooklyn Union common stock exchanged therefor, and the holding period for such shares of KeySpan common stock will include the holding period for shares of Brooklyn Union common stock exchanged therefor to the extent that such shares of Brooklyn Union common stock were held as a capital asset at the effective time of the share exchange;

    (4) no gain or loss will be recognized by KeySpan or Brooklyn Union on account of the share exchange or the issuance of shares of KeySpan common stock to the former holders of shares of Brooklyn Union common stock pursuant to the Exchange Agreement; and

    (5) the consummation of the share exchange will not result in the termination of the existence of the affiliated group of corporations of which Brooklyn Union has been the common parent, and Brooklyn Union will be included in such affiliated group of corporations of which KeySpan will become the new common parent.

  The federal income tax consequences of the share exchange described above may not apply to a holder of shares of Brooklyn Union common stock who also owns shares of Brooklyn Union preferred stock and who sells or exchanges (including as a result of a redemption) any of such holder's shares of Brooklyn Union preferred stock in a transaction to which Brooklyn Union or an affiliate is a party and which is treated as part of the share exchange. For example, if a holder of both shares of Brooklyn Union common stock and shares of Brooklyn Union preferred stock realized a loss on such a sale or exchange of shares of Brooklyn Union preferred stock, and the sale or exchange of shares of Brooklyn Union preferred stock and the share exchange were regarded as related steps in an integrated transaction, the holder might not be able to recognize the loss currently for federal income tax purposes. PERSONS WHO ARE HOLDERS OF BOTH SHARES OF BROOKLYN UNION COMMON STOCK AND SHARES OF BROOKLYN UNION PREFERRED STOCK SHOULD, THEREFORE, CONSULT WITH THEIR OWN TAX ADVISORS AS TO THE FEDERAL INCOME TAX CONSEQUENCES TO THEM OF THE SHARE EXCHANGE AND ANY SALE OR EXCHANGE OF THEIR SHARES OF BROOKLYN UNION PREFERRED STOCK.

  Shareholders of Brooklyn Union will be required to attach to their income tax returns a complete statement of all the facts relating to the share exchange. The facts to be disclosed include the shareholder's basis in the shares of Brooklyn Union common stock transferred to KeySpan and the nature and amount of shares of KeySpan common stock received in the share exchange. Shareholders of Brooklyn Union will also be required to keep permanent records of any information relating to the share exchange that is required to be filed with their income tax returns.

  The foregoing discussion does not cover the tax consequences of the share exchange under state, local or foreign income or other tax laws. Shareholders of Brooklyn Union are urged to consult with their own tax advisors with respect to the effects of such laws.

BROOKLYN UNION EMPLOYEE PLANS

  The Exchange Agreement provides that Brooklyn Union's Employee Savings Plan, Discount Stock Purchase Plan for Employees, and Long-Term Performance Incentive Compensation Plan (together, the "Brooklyn Union Stock Plans"), along with other employee benefit plans maintained by Brooklyn Union (collectively with the Brooklyn Union Stock Plans, the "Brooklyn Union Employee Plans"), such as the defined benefit and defined contribution pension plans, health plans and disability plans, will be amended to provide for KeySpan taking over responsibility for such Plans upon consummation of the share exchange. The Brooklyn Union Stock Plans were previously approved by Brooklyn Union shareholders.

 Stock Based Plans

  If the share exchange is consummated, shares of Brooklyn Union common stock then held under the Brooklyn Union Stock Plans will automatically become a like number of shares of KeySpan common stock. Also, the Brooklyn Union Stock Plans as then amended will provide for shares of KeySpan common stock, instead of Brooklyn Union common stock, being issued and delivered in the future under such Plans.

  Upon consummation of the share exchange, all outstanding stock options under Brooklyn Union's Long-Term Performance Incentive Compensation Plan will be converted into options to acquire, on the same terms and conditions as were applicable under such stock options immediately prior to the share exchange, such number of shares of KeySpan common stock as the holders of such options would have been entitled to receive pursuant to the share exchange had such holders exercised such stock options in full immediately prior to the share exchange, at a price per share of KeySpan common stock equal to the per share option price of Brooklyn Union common stock. KeySpan will issue future options on its common stock under such Plan. In addition, Performance Shares granted and to be granted under such Plan will be treated in a comparable manner. KeySpan will file post-effective amendments to Brooklyn Union's registration statements on Form S-8 for the amended Brooklyn Union Stock Plans shortly after the effective time of the share exchange.

 Non-Stock Based Plans

  Upon consummation of the share exchange, KeySpan will take over responsibility for all of Brooklyn Union's retirement and other employee benefit plans, such as the defined benefit and defined contribution pension plans, health plans and disability plans. Benefits provided for in these non-stock based plans will not be changed as a result of the holding company restructuring and share exchange.


TREATMENT OF BROOKLYN UNION PREFERRED STOCK

  Shares of Brooklyn Union preferred stock will not be exchanged in the share exchange but will continue as shares of preferred stock of Brooklyn Union. Therefore, holders of Brooklyn Union preferred stock will not become holders of KeySpan preferred or common stock as a result of the share exchange. Except as discussed under this caption, the share exchange and the holding company structure will not change the rights of holders of the outstanding shares of Brooklyn Union preferred stock. Brooklyn Union preferred stock will continue to rank senior to Brooklyn Union common stock as to dividends and as to the distribution of Brooklyn Union's assets upon any liquidation.

  The restructuring is not expected to affect adversely the holders of Brooklyn Union preferred stock. Dividends on Brooklyn Union preferred stock will continue to be paid as before, depending upon the earnings, financial condition and other relevant factors affecting Brooklyn Union. However, the assets or earnings of KeySpan's subsidiaries other than Brooklyn Union will not be available to pay dividends on Brooklyn Union preferred stock or to make distributions with respect to such preferred stock in the event of a liquidation if the share exchange is consummated. See "-- Transfer of Brooklyn Union's Non-Utility Subsidiaries to KeySpan" above. Appraisal rights under the New York Business Corporation Law are not available to holders of Brooklyn Union preferred stock inasmuch as that preferred stock is not being exchanged for KeySpan stock and will continue as Brooklyn Union preferred stock after the holding company restructuring.

  After the share exchange, Brooklyn Union will no longer be subject to the periodic reporting requirements of the Securities Exchange Act of 1934. However, holders of outstanding Brooklyn Union preferred stock will continue to be entitled to receive audited annual financial statements and unaudited quarterly income statements from Brooklyn Union, and also to receive proxy statements or information statements if and when such holders are entitled to them. KeySpan will hold sufficient voting power of Brooklyn Union to approve actions required to be taken by the combined vote of Brooklyn Union common stock and preferred stock.

KEYSPAN CAPITAL STOCK

  Since the Exchange Agreement is conditioned on KeySpan's restated certificate of incorporation being filed prior to the share exchange with the New York Department of State, a vote by Brooklyn Union common shareholders for adoption of the Exchange Agreement will constitute approval of KeySpan's restated certificate of incorporation. KeySpan's Board of Directors will adopt KeySpan's by-laws prior to the share exchange. These documents will govern certain rights of KeySpan's shareholders after the share exchange as discussed under this caption and under "--Comparative Shareholders' Rights" below.

  The following statements with respect to KeySpan common stock are based on certain provisions of KeySpan's restated certificate of incorporation and by-laws, as to be in effect as of the effective time of the share exchange. A copy of KeySpan's restated certificate of incorporation, substantially in the form to be in effect at the effective time of the share exchange, is attached as Exhibit B hereto and is incorporated herein by reference. KeySpan's by-laws have been filed as an exhibit to the Registration Statement of which this Prospectus/Proxy Statement is a part, and are incorporated herein by reference.

  KeySpan is authorized to issue 210,000,000 shares of common stock and 10,000,000 shares of preferred stock. KeySpan preferred stock may be issued from time to time in series as KeySpan's Board of Directors may determine, and the respective dividend rates, redemption terms (if any), amounts payable on liquidation, voting rights (if any), number of votes per share, conversion rights (if any), and other terms will be fixed by KeySpan's Board of Directors with respect to any such series prior to issuance.

  When issued in the share exchange, shares of KeySpan common stock will be fully paid and nonassessable. Holders of KeySpan common stock and preferred stock are not entitled to preemptive rights.

 Dividends

  Subject to prior rights of KeySpan preferred stock (if any should become outstanding), KeySpan common stock is entitled to such dividends as may be declared by KeySpan's Board of Directors, and KeySpan may purchase or otherwise acquire outstanding shares of common stock, out of funds legally available therefor.

  As summarized above, the PSC Order imposes certain limitations on the dividends that Brooklyn Union may pay to KeySpan after the share exchange. See "--Dividend Policy." At least initially after the exchange, dividends on KeySpan common stock will depend on dividends paid by Brooklyn Union on its common stock owned by KeySpan.

 Liquidation Rights

  Upon liquidation of KeySpan, any net assets remaining after payment to the holders (if any) of KeySpan preferred stock of the full amounts to which they are entitled to receive are distributable pro rata to the holders of KeySpan common stock.

 Voting Rights

  Holders of KeySpan common stock are entitled to one vote per share. There are no cumulative voting rights. KeySpan's Board of Directors is divided into three classes, with directors elected generally to serve for terms of three years.

 Transfer Agent and Registrar

  The transfer agent and registrar for KeySpan common stock will be First Chicago Trust Company of New York, Jersey City, New Jersey.

 Indemnification and Limitation of Liability

  As do the Brooklyn Union by-laws, the KeySpan by-laws will provide that KeySpan shall indemnify to the full extent permitted by law any person made, or threatened to be made, a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person or such person's testator or intestate is or was a director, officer or employee of KeySpan, or serves or served at the request of KeySpan with any other enterprise as a director, officer or employee; expenses incurred by any such person in defending any such action, suit or proceeding will be paid or reimbursed by KeySpan promptly upon receipt by it of an undertaking of such person to repay such expenses if it shall ultimately be determined that such person is not entitled to be indemnified by KeySpan. No amendment of this by-law provision will impair the rights of any person arising at any time with respect to events occurring prior to such amendment.

  As does Brooklyn Union's certificate of incorporation, KeySpan's restated certificate of incorporation will provide that no director shall have personal liability to KeySpan or its shareholders for damages for any breach of duty in such capacity, except for the liability for acts or omissions in bad faith or involving intentional misconduct or a knowing violation of law, or if he or she personally gained in fact a financial profit or other advantage to which he or she was not legally entitled or if such act violated Section 719 of the New York Business Corporation Law. Any amendment or repeal of such liability limitation provision may not apply to or have any effect on the liability or alleged liability of any director for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

 Possible Effect of Certain KeySpan Provisions and the New York Law

  It is not the intention of the Board of Directors to discourage legitimate offers to enhance shareholder value. However, certain provisions of the KeySpan's restated certificate of incorporation and by-laws may have the effect of discouraging unilateral tender offers or other attempts to take over and acquire the business of KeySpan. These provisions, many of which are presently contained in Brooklyn Union's certificate of incorporation or by-laws or otherwise apply to Brooklyn Union, might discourage a potentially interested purchaser from attempting a unilateral takeover bid for KeySpan on terms which some shareholders might favor. If they discourage potential takeover bids, these provisions might limit the opportunity for KeySpan's shareholders to sell their shares at a premium over then prevailing market prices.

  Non-Cumulative Voting. Neither Brooklyn Union nor KeySpan provides for cumulative voting in the election of directors. The procedure known as cumulative voting permits shareholders to multiply the number of votes to which they may be entitled by the total number of directors to be elected in the same election by the holders of the class or classes of shares of which their shares are a part and to cast their whole number of votes for one candidate or to distribute them among any two or more candidates.

  Under cumulative voting, it is possible for representation on the Board of Directors to be obtained by an individual or group of individuals who own less than a majority of the voting stock. Such a shareholder or group may have interests and goals which are not consistent with, and indeed might be in conflict with, those of a majority of the shareholders. The Board of Directors believes that each director should represent all shareholders, rather than the interests of any special constituency, and that the presence on KeySpan's Board of one or more directors representing such a constituency could disrupt and impair the efficient management of KeySpan. The lack of cumulative voting could discourage the accumulation of blocks of KeySpan common stock and therefore could tend to make temporary increases in the market price of KeySpan common stock, which could result therefrom, less likely to occur. Therefore, in these limited instances, shareholders may not be able to sell their shares of KeySpan common stock at a market price temporarily influenced by this type of activity.

  Advance Notice of Business to be Brought Before Shareholder Meetings. As under Brooklyn Union's by-laws, under KeySpan's by-laws shareholders must provide KeySpan prior written notice of any business to be brought before an annual or special meeting (including the nomination of directors) in order for it to be considered. With respect to any annual meeting, such by-laws require the written notice to be received by the Secretary of KeySpan no earlier than 90 days nor later than 60 days prior to the first anniversary of the preceding year's annual meeting, except that if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, such by-laws require the written notice to be received by the Secretary of KeySpan no earlier than 90 days nor later than the later of 60 days prior to the date of, or 10 days after the public announcement of, such annual meeting. With respect to any special meeting, such by-laws require the written notice to be received by the Secretary of KeySpan no earlier than 90 nor later than the later of 60 days prior to, or 10 days after the announcement of, such special meeting. These by-law provisions provide a more orderly procedure for conducting shareholder meetings and provide the Board of Directors with a meaningful opportunity prior to shareholder meetings to inform shareholders, to the extent deemed necessary or desirable by the Board of Directors, of any business proposed to be conducted at such meetings, together with any recommendation of the Board of Directors. Also, by requiring advance notice of nominations by shareholders, these by-law provisions afford the Board of Directors a meaningful opportunity to consider the qualifications of the proposed nominees and, to the extent deemed necessary or desirable by the Board of Directors, to inform shareholders about such qualifications.

  On the other hand, these by-law provisions may provide sufficient time for KeySpan to institute litigation or take other steps to respond to such business, or to prevent such business from being acted upon, if such response or prevention is thought to be necessary or desirable. With respect to the electing of directors, these by-law provisions may tend to inhibit shareholders who do not have any intention of controlling KeySpan or its Board of Directors from participating in the nomination process; such provisions may also provide sufficient time for KeySpan to institute litigation or take other steps to prevent the nominee from being elected or serving if such prevention is thought to be necessary or desirable.

  "Blank-Check" Preferred Stock. KeySpan's restated certificate of incorporation will authorize the issuance of 10,000,000 shares of KeySpan preferred stock. In addition, after giving effect to the share exchange, approximately 159,000,000 shares of KeySpan common stock will be authorized but unissued and not reserved for issuance. An effect of the existence of unissued KeySpan common stock and preferred stock may be to enable the KeySpan Board of Directors to render more difficult or discourage a transaction to obtain control of KeySpan. Such shares might be issued by the Board of Directors without shareholder approval in transactions that might prevent or render more difficult or costly the completion of a takeover transaction, as by diluting voting or other rights of the proposed acquiror. In this regard, KeySpan's restated certificate of incorporation (as does Brooklyn Union's) will grant the Board of Directors broad power to establish the rights and preferences of the authorized and unissued preferred stock, one or more classes or series of which could be issued entitling holders to vote separately as a class on any proposed merger or consolidation, to convert such stock into shares of KeySpan common stock or possibly other securities, to demand redemption at a specified price under prescribed circumstances related to a change of control, or to exercise other rights designed to impede a takeover.

  Section 912 of the New York Business Corporation Law. Section 912 of the New York Business Corporation Law would prohibit a "business combination" (as defined in Section 912, generally including mergers, sales and leases of assets, issuances of securities and similar transactions) by KeySpan or a subsidiary with an "interested shareholder" (as defined in Section 912, generally the beneficial owner of 20 percent or more of KeySpan's voting stock) within five years after the person or entity becomes an interested shareholder, unless

(i) prior to the person or entity becoming an interested shareholder, the business combination or the transaction pursuant to which such person or entity became an interested shareholder shall have been approved by KeySpan's Board of Directors, or (ii) the business combination is approved by the holders of a majority of the outstanding voting stock of KeySpan, excluding shares held by the interested shareholder, at a meeting called for such purpose not earlier than five years after such interested shareholder's stock acquisition date.

  Section 70 of the New York Public Service Law. Under Section 70 of the Public Service Law, unless authorized by the PSC, no gas corporation or electric corporation may directly or indirectly acquire the stock or bonds of any other corporation incorporated for, or engaged in, the same or a similar business, or proposing to operate or operating under a franchise from New York State or any other state or any other municipality. In general, no stock corporation other than a gas corporation or electric corporation or street railroad corporation may purchase or acquire, take or hold, more than ten percent (10%) of the voting capital stock of any gas corporation or electric corporation organized or existing under or by virtue of the laws of New York unless with the consent of, and subject to the terms and conditions set by, the PSC. No consent may be given by the PSC to any such acquisition unless it has been shown that such acquisition is in the public interest. Any contract, assignment, transfer or agreement for transfer of any stock in violation of Section 70 will be void and of no effect, and no such transfer or assignment may be made upon the books of any such gas corporation or electric corporation, or will be recognized as effective for any purpose. A "gas corporation" is defined to generally include any corporation, company, partnership and person owning, operating or managing any gas plant.

  Other Provisions. Some other provisions of KeySpan's restated certificate of incorporation and by-laws may also tend to discourage potential offers to take over and acquire the business of KeySpan. KeySpan's Board of Directors will be divided into three classes, with directors in each class generally being elected to serve a three-year term. Also, special shareholder meetings may be called only by the chairman of the Board of Directors or by the Board pursuant to a resolution adopted by a majority of the entire Board. KeySpan's restated certificate of incorporation also provides that directors may not be removed without cause by the shareholders, except in the case of a director elected by the holders of any class or series of stock (other than KeySpan common stock), voting as a class or series, when so entitled by the applicable provisions of KeySpan's restated certificate of incorporation. Finally, certain provisions (relating to, for example, limitation on director liabilities, the ability to call special meetings of shareholders, presiding at meetings of shareholders, classified Board of Directors, election and removal of directors, advance notice requirements for shareholder proposals and nomination of directors at shareholder meetings, and indemnification) may only be amended by the affirmative vote of not less than two-thirds of the shares entitled to vote at a shareholder meeting. Brooklyn Union's certificate of incorporation and by-laws presently contain a number of these provisions.

COMPARATIVE SHAREHOLDERS' RIGHTS

  Brooklyn Union and KeySpan are both New York corporations. When the share exchange becomes effective, holders of Brooklyn Union common stock will become holders of KeySpan common stock, and their rights will be governed by KeySpan's restated certificate of incorporation and by-laws instead of those of Brooklyn Union.

  Certain differences between the rights of holders of KeySpan common stock and those of holders of Brooklyn Union common stock are summarized below. Such summary is qualified in its entirety by reference to the information included in the exhibits hereto, in exhibits to the Registration Statement of which this Prospectus/Proxy Statement is a part, and in materials incorporated herein by reference.

 Purpose Clause

  The corporate purposes for which Brooklyn Union may engage in business are those related to gas, electricity or other forms of energy and related activities. KeySpan is authorized to engage in any and all lawful acts and activities.

 Authorized Shares

  Authorized KeySpan and Brooklyn Union common stock is 210,000,000 and 70,000,000 shares, respectively. As of the record date for the Annual Meeting, there were 49,993,378 shares of Brooklyn Union common stock issued and outstanding. Up to approximately 51,000,000 shares of KeySpan common stock may be issued in the share exchange. The additional authorized but unissued shares of KeySpan common stock will be available for issuance under the Dividend Reinvestment and Stock Purchase Plan and the Brooklyn Union Stock Plans, as well as possibly for stock splits, stock dividends, equity financings, and for other general corporate purposes (including, possibly, acquisitions) (none of which is under current consideration).

  In addition to the currently outstanding shares of Brooklyn Union preferred stock, as of the record date, there were 831,000 and 2,000,000 authorized but unissued shares of Brooklyn Union $100 preferred stock and Brooklyn Union $25 preferred stock, respectively. There will be 10,000,000 authorized shares of KeySpan preferred stock, all of which are unissued.

 Preferred Stock

  The respective Boards of Directors of KeySpan and Brooklyn Union are authorized to issue preferred stock in series.

  The voting rights and certain preferences of the Brooklyn Union preferred stock are determined in Brooklyn Union's certificate of incorporation. Brooklyn Union preferred stock is generally not entitled to vote but only has limited voting rights as required by law and as set out in the Brooklyn Union's certificate of incorporation, which rights generally arise only in the event of certain arrearages in payment of dividends and certain corporate transactions affecting Brooklyn Union preferred stock. Brooklyn Union preferred stock is subject to redemption and sinking fund provisions. After the share exchange, outstanding Brooklyn Union preferred stock will continue as equity securities of Brooklyn Union with the same preferences, designations, relative rights, privileges and powers, and subject to the same restrictions, limitations and qualifications, as were applicable to outstanding Brooklyn Union preferred stock prior to the share exchange.

  KeySpan's restated certificate of incorporation will not establish voting rights, preferences or other rights with respect to KeySpan preferred stock. KeySpan's Board of Directors is given full authority to establish and designate each particular series of preferred stock and to fix the rights, preferences and limitations of each particular series, and the relative rights, preferences and limitations between series, as follows: (i) the serial designation; (ii) the number of shares in such series; (iii) the dividend rate or rates and the date or dates upon which such dividends shall be payable; (iv) whether dividends on such series will be cumulative, and, if so, from which date or dates; (v) liquidation preferences; (vi) provisions relating to sinking or other similar funds; (vii) provisions relating to the conversion or exchange of shares of such series into shares of any class of stock (except that conversion or exchange may not be made into shares having superior dividend or liquidation preferences); (viii) the voting rights, if any, in addition to those required by law and the number of votes per share; and (ix) any other relative rights, preferences or limitations of such series not inconsistent with the KeySpan's restated certificate of incorporation or with applicable law.

  Management believes that the ability to issue KeySpan preferred stock will provide important flexibility to KeySpan.

 Par Value

  The par value of KeySpan preferred stock differs from those of Brooklyn Union preferred stocks. A designated par value is not required under the New York Business Corporation Law and in modern corporate practice par value does not serve any useful purpose. It is anticipated that the difference in par values will not affect the market value of KeySpan preferred stock.

  The par value per share of KeySpan common stock, $.33 1/3, is identical to the par value per share of Brooklyn Union common stock.

 Classified Board

  As is the case with Brooklyn Union, KeySpan's restated certificate of incorporation and by-laws will provide (i) for the Board to determine the number of directors; and (ii) for the division of the Board into three classes with directors in each class generally being elected for a three-year term. See "-- Management" below.

 Other Provisions

  KeySpan's restated certificate of incorporation will provide that directors may not be removed without cause by the shareholders, except in the case of a director elected by the holders of any class or series of stock (other than KeySpan common stock), voting as a class or series, when so entitled by the applicable provisions of KeySpan's restated certificate of incorporation. Also, certain provisions (relating to, for example, preferred stock, limitation on director liabilities, the ability to call special meetings of shareholders, classified Board of Directors, election and removal of directors, advance notice requirements for shareholder proposals and nomination of directors at shareholder meetings) may only be amended by the affirmative vote of not less than two-thirds of the shares then entitled to vote at shareholder meetings. Other provisions of KeySpan's restated certificate of incorporation or by-laws may be amended, repealed or adopted by a vote of the shareholders of KeySpan at the time entitled to vote at any shareholder meeting or, in the case of the KeySpan by-laws, by the Board of Directors of KeySpan.

  See also "--KeySpan Capital Stock".

BUSINESS

  Brooklyn Union distributes natural gas at retail, primarily in a territory of approximately 187 square miles, which includes the Boroughs of Brooklyn and Staten Island and two-thirds of the Borough of Queens in New York City. The population of the territory served is approximately 4,000,000. As of September 30, 1996, Brooklyn Union had approximately 1,126,000 active meters, of which approximately 1,089,000 were residential. Brooklyn Union is subject to the regulatory jurisdiction of the PSC. After the share exchange, Brooklyn Union will continue to carry on its current utility business as a subsidiary of KeySpan.

  Brooklyn Union's principal non-utility subsidiaries participate and own investments in gas and oil exploration and production, gas pipeline transportation and storage, cogeneration, marketing and other energy-related services. These subsidiaries will become separate subsidiaries of KeySpan after the share exchange.

  On September 20, 1996, Brooklyn Union sold in an initial public offering approximately 34% of its interest in The Houston Exploration Company ("THEC"). THEC is a natural gas and oil exploration and production company with proven reserves of approximately 320 billion cubic feet of natural gas. After the share exchange, KeySpan will own the 66% interest in THEC which Brooklyn Union currently holds.

  When the share exchange occurs, KeySpan will have no material assets other than its ownership of stock of its subsidiaries, which initially will consist of all of Brooklyn Union's outstanding common stock and all of the common stock of Brooklyn Union's existing non-utility subsidiaries. See "--Transfer of Brooklyn Union's Non-Utility Subsidiaries to KeySpan." It is expected that, in the future, KeySpan will expand into some other businesses and ventures.

  For further information regarding Brooklyn Union's non-utility subsidiaries, see Notes 3, 7, 8 and 10 to the 1996 Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Appendix attached to this Prospectus/Proxy Statement. Financial and additional information regarding Brooklyn Union is also included in the Appendix hereto.

REGULATION OF KEYSPAN AND BROOKLYN UNION

 Regulation of KeySpan

  KeySpan must comply with the PSC Order. As discussed and referred to below under "--The PSC Order", there are restrictions on KeySpan's investments, transactions between Brooklyn Union and KeySpan and other KeySpan subsidiaries, restrictions on loans, guarantees or pledges for the benefit of KeySpan and other KeySpan subsidiaries, and restrictions on Board and managerial interlocks between Brooklyn Union and KeySpan and other KeySpan subsidiaries.

  As a result of the share exchange, KeySpan will become a "public utility holding company" under the Holding Company Act. Simultaneously with the effectiveness of the share exchange, KeySpan will file with the

SEC an exemption statement to exempt itself and its subsidiaries from all provisions of the Holding Company Act (except with respect to certain acquisitions and investments) pursuant to the "intrastate" exemption in Section 3(a)(1) of that Act. To maintain this exemption, KeySpan must file a statement each year prior to March 1 with the SEC. The SEC has authority under the Holding Company Act to challenge the availability of KeySpan's exemption.

  KeySpan believes that it will be exempt from all provisions of the Holding Company Act except Section 9(a)(2). Section 9(a)(2) requires SEC approval of the direct or indirect acquisition by KeySpan of five percent (5%) or more of the voting securities of any other public utility company. There are also presently limits on the extent to which KeySpan and its non-utility subsidiaries can enter into businesses which are not "functionally related" to the public utility business without raising potential issues about KeySpan's exempt status. SEC policies regarding the scope of permissible non-utility activities of a public utility holding company are subject to change, but under current law KeySpan would be required to remain engaged primarily and predominantly in the public utility business which could limit other activities in which KeySpan might wish to engage.

  In 1994 the SEC issued a release soliciting the views of interested parties on a study being conducted by its staff to develop recommendations regarding certain Congressional concerns and the needs of those affected by regulation under the Holding Company Act. In June 1995 the staff completed its study and issued a report which concluded that significant changes were needed in the current regulatory scheme. The SEC staff report viewed the Holding Company Act as unnecessarily restrictive in many regards which could prevent companies from responding effectively to changes now occurring in the utility industry. Among the staff report's recommendations were three legislative options for the SEC to offer to Congress--repeal of the Holding Company Act with legislation to continue federal protection of consumers, unconditional repeal of the Holding Company Act, or a broadening of the SEC's authority to exempt holding companies where state regulation was adequate. Pending legislative action, the staff report recommended that the SEC act administratively to modernize and simplify holding company regulation, reduce delays in current administration, and minimize regulatory overlap, including rulemaking proposals and significant changes in the SEC's past interpretations under the Act. One of these proposals was a rule to exempt most energy-related diversification within investment limitations. Brooklyn Union cannot predict whether Congress will take any action to significantly modify or repeal the Holding Company Act, or whether the SEC will take action to revise or modify significantly its Holding Company Act rules, decisions and interpretations.

 Regulation of Brooklyn Union

  Brooklyn Union will continue to be subject to regulation by the PSC after the share exchange. Brooklyn Union's utility retail sales, which include sales of gas, transportation and balancing services, will continue to be made primarily under rate schedules and tariffs filed with and subject to the jurisdiction of the PSC. See "--New Rate Plan of Brooklyn Union" below. In addition, Brooklyn Union will continue to be subject to regulation by the PSC, as it has been in the past, regarding issuances of securities, capital ratio maintenance, and the maintenance of its books and records.

THE PSC ORDER

 Non-Utility Capital Limits

  Unless otherwise approved by the PSC during the term of the PSC Order, KeySpan may only invest in the following categories of non-utility businesses (the "Complying Investments"): (i) energy-related businesses; (ii) businesses providing water, environmental and technical services; (iii) telecommunications businesses; (iv) businesses that operate primarily within Brooklyn Union's service area and contribute to the economy of that area through such means as significant increased employment and improvement of housing stock; and (v) financial services businesses. In addition, KeySpan's investment in non-utility businesses will be limited to a percentage of KeySpan's Total Capital: starting at 35% for fiscal year 1997, and increasing at a rate of five percentage points per year until reaching 50% for fiscal year 2000 and thereafter. Brooklyn Union's investments in the lines of business described in (iv) and (v) above will be limited to an aggregate five percent (5%) of

KeySpan's Total Capital over the entire term of the PSC Order. "Total Capital" refers to the sum of an entity's common shareholders' equity, preferred stock, long term debt (including notes payable), but does not include any cash or cash equivalents appearing on the entity's consolidated balance sheets. The increases in investment authority detailed above will not occur if there has been a material violation of the PSC Order, as determined by the PSC.

  If (i) KeySpan or its subsidiaries invest in or acquire a utility company or Complying Investment, (ii) a portion of the activities of such acquired entity are non-Complying Investments, and (iii) all such non-Complying Investments in the aggregate amount to more than one percent (1%) of the assets of KeySpan, then KeySpan or the subsidiaries owning such non-Complying Investments must divest itself or themselves of such investments within a two-year period.

 Prohibitions of Affiliate Loans, Guarantees and Pledges

  Under the PSC Order, Brooklyn Union is prohibited from making loans to, or providing guarantees or other credit support for the obligations of, KeySpan or any other subsidiary of KeySpan. Likewise, Brooklyn Union may not pledge its assets for the obligations of any other entity, including KeySpan or any other subsidiary of KeySpan. Finally, KeySpan may not pledge the dividends, revenues or receivables received or expected from Brooklyn Union or any other subsidiary to support its obligations.

 Prohibitions of Affiliate Transactions and Other Restrictions

  The PSC Order generally prohibits any transaction between Brooklyn Union and KeySpan or any other subsidiary of KeySpan, except for the provision of certain corporate administrative services, certain "grandfathered" transactions as listed therein, transactions permitted as a matter of generic policy by the PSC, and tariffed transactions. In addition, KeySpan and its subsidiaries are required by the PSC Order to operate as separate entities, and the PSC Order prescribes capital ratio maintenance requirements for Brooklyn Union. Finally, the PSC Order sets out guidelines for the allocation of costs among KeySpan, Brooklyn Union and the other subsidiaries of KeySpan.

 Restrictions on Board and Management Interlocks

  In order to address concerns regarding the possible diversion of the attention of Brooklyn Union's management away from the utility business, as well as to avoid potential conflicts of interest with the management of KeySpan, the PSC Order contains restrictions regarding the composition of the Boards and managements of Brooklyn Union and KeySpan and other subsidiaries of KeySpan. See "--Management--Restrictions on Board and Management Interlocks between KeySpan and Brooklyn Union."

NEW RATE PLAN OF BROOKLYN UNION

  The PSC Order includes a new rate plan that took effect on October 1, 1996 and will remain in effect until September 30, 2002. In fiscal 1997, the non-gas component in customer bills will be reduced by at least $3 million, with subsequent bills subject to specific price caps through September 30, 2002. Hence, the non-gas cost component of customer rates, in the aggregate, will remain constant for the subsequent five years; however, rates to certain customer classes may increase in order to reflect more appropriately their respective cost responsibilities. Brooklyn Union also will be able to charge for various ancillary services.

  The new rate plan essentially freezes Brooklyn Union's distribution rates for six years, but at the same time, contains a number of provisions designed to maximize Brooklyn Union's overall earnings and protect Brooklyn Union's financial condition. There is no specific authorized rate of return on common equity and Brooklyn Union generally is not subject to any earnings cap. In addition, Brooklyn Union generally is not required to share with customers any level of earnings or cost savings related to utility operations. However, incentive provisions remain for the retention of 20% of net revenues from off-system transactions, as well as incentives related to total expenditures related to investigation and remediation of the sites of former manufactured gas plant facilities. The plan also contains provisions for rate adjustments tied to the level of inflation, exogenous costs or Brooklyn Union's financial condition.

  The rate plan also provides Brooklyn Union with substantial pricing flexibility to enhance its ability to compete against alternative fuel sources (primarily fuel oil) in price elastic firm markets, and to "unbundle" the cost of certain services from base rates to ensure that only the customers that use those services have to pay for them. It also includes mechanisms to allow Brooklyn Union to set prices for certain customer segments designed to price gas competitively with alternative sources of energy.

  The rate plan will continue to govern Brooklyn Union's utility rates and charges even if common shareholders do not approve the holding company proposal and adopt the Exchange Agreement at Brooklyn Union's Annual Meeting. In that event, Brooklyn Union will not be able to realize the benefits it expects from a holding company structure, which it believes is necessary in the future deregulated competitive environment of the energy industry.

STATUTORY APPRAISAL RIGHTS

  Holders of shares of Brooklyn Union common stock are entitled to appraisal rights under Sections 623 and 910 of the New York Business Corporation Law ("Section 623" and "Section 910", respectively) to the extent and on the basis provided in those Sections. Section 910(a)(1)(c) provides that the appraisal rights granted under Section 910 in the case of a share exchange authorized pursuant to Section 913 of the New York Business Corporation Law are only available to shareholders whose shares are acquired as part of the exchange. Inasmuch as Brooklyn Union preferred stock is not being exchanged in the share exchange, the holders of that stock do not have statutory appraisal rights. The following summary of the applicable provisions of Sections 623 and 910 is not intended to be a complete statement of such provisions and is qualified in its entirety by reference to the full text of Sections 623 and 910, copies of which are attached to this Prospectus/Proxy Statement as Exhibit C. A PERSON HAVING A BENEFICIAL INTEREST IN SHARES OF BROOKLYN UNION COMMON STOCK THAT ARE HELD OF RECORD IN THE NAME OF ANOTHER PERSON, SUCH AS A BROKER OR NOMINEE, MUST ACT PROMPTLY TO CAUSE THE RECORD HOLDER TO FOLLOW THE STEPS SUMMARIZED BELOW PROPERLY AND IN A TIMELY MANNER TO PERFECT WHATEVER APPRAISAL RIGHTS THE BENEFICIAL OWNER MAY HAVE.

  THIS SUMMARY AND EXHIBIT C SHOULD BE REVIEWED CAREFULLY BY ANY COMMON SHAREHOLDER OF BROOKLYN UNION WHO WISHES TO EXERCISE STATUTORY APPRAISAL RIGHTS OR WHO WISHES TO PRESERVE THE RIGHT TO DO SO BECAUSE FAILURE TO STRICTLY COMPLY WITH ANY OF THE PROCEDURAL REQUIREMENTS OF SECTION 623 OR
SECTION 910 MAY RESULT IN A TERMINATION OR WAIVER OF APPRAISAL RIGHTS UNDER
SECTION 623 AND SECTION 910.

  A record holder of shares of Brooklyn Union common stock as of the record date who elects to dissent from the adoption of the Exchange Agreement and who has not voted in favor thereof is entitled under the provisions of Sections 623 and 910, as an alternative to receiving shares of KeySpan common stock for such holder's shares of Brooklyn Union common stock, to a judicial determination of the fair value in cash of such holder's shares of Brooklyn Union common stock.

  Any holder of shares of Brooklyn Union common stock who elects to exercise such holder's appraisal rights with respect to adoption of the Exchange Agreement must file a written objection to the share exchange with Brooklyn Union before the Annual Meeting, or at the Annual Meeting but before the vote on the share exchange is taken, which objection includes (i) a notice of such holder's election to dissent, (ii) such holder's name and residence address,
(iii) the number of shares of Brooklyn Union common stock as to which such holder dissents, and (iv) a demand for payment of the fair value of such holder's shares of Brooklyn Union common stock if the share exchange is consummated. Such objection is not required from any holder of shares of Brooklyn Union common stock to whom Brooklyn Union did not give notice of the Annual Meeting in accordance with the New York Business Corporation Law. For purposes of perfecting appraisal rights pursuant to Section 623, the written objection of a holder of shares of Brooklyn Union common stock which is addressed as provided below shall be deemed filed with Brooklyn Union upon receipt of such objection by Brooklyn Union. Neither voting against nor failure to vote for the Exchange Agreement will constitute the written objection required to be filed by an objecting shareholder. Failure to vote against the Exchange Agreement, however, will not constitute a waiver of rights under Sections 623 and 910, provided that a written objection has been properly filed. A shareholder voting to adopt the Exchange Agreement will be deemed to have waived such shareholder's appraisal rights.

  A shareholder may not dissent as to less than all the shares of Brooklyn Union common stock held of record that such holder beneficially owns. A nominee or fiduciary may not dissent on behalf of any beneficial owner as to less than all the shares of Brooklyn Union common stock of such beneficial owner, as to which such nominee or fiduciary has a right to dissent, held of record by such nominee or fiduciary. Furthermore, if the shares of Brooklyn Union common stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand must be made in that capacity, and if the shares of Brooklyn Union common stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be made by or for all owners of record. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record; however, such agent must identify the record owner or owners and expressly state in such demand that the agent is acting as agent for the record owner or owners of such shares of Brooklyn Union common stock.

  A record holder, such as a broker or an agent, who holds shares of Brooklyn Union common stock as a nominee for beneficial owners, some of whom desire to demand appraisal, must exercise appraisal rights on behalf of such beneficial owners who desire to demand appraisal with respect to the shares of Brooklyn Union common stock held for such beneficial owners.

  All notices of election to dissent should be addressed to The Brooklyn Union Gas Company, One MetroTech Center, Brooklyn, New York 11201-3850, Attention:
The Secretary.

  Within ten days after the date of the shareholders' vote adopting the Exchange Agreement, Brooklyn Union or KeySpan, as the case may be, will give written notice of such adoption by registered mail to each holder of shares of Brooklyn Union common stock who (i) timely filed a written objection to the share exchange, or from whom written objection was not required, and (ii) did not vote in favor of the share exchange.

  At the time of filing a notice of election to dissent or within one month thereafter, a dissenting holder of shares of Brooklyn Union common stock must submit the certificate or certificates representing such holder's shares of Brooklyn Union common stock to Brooklyn Union, for a conspicuous notation thereon of the election to dissent, after which such certificates will be returned to such holder or other person who submitted them on behalf of such holder. Any such holder who fails to submit such certificates for notation will, at the election of Brooklyn Union or KeySpan (exercised by written notice to such holder within 45 days from the date of filing of the notice to dissent), lose such holder's appraisal rights unless a court, for good cause shown, otherwise directs.

  Within 15 days after the expiration of the period within which holders of shares of Brooklyn Union common stock may file their notices of election to dissent, or within 15 days after the effective time of the share exchange, whichever is later (but in no case later than 90 days after the shareholders' vote adopting the Exchange Agreement), Brooklyn Union or KeySpan, as the case may be, is required to make a written offer by registered mail to each shareholder who has filed a notice of election to dissent to pay for such holder's shares of Brooklyn Union common stock at a specified price which Brooklyn Union or KeySpan, as the case may be, considers to be their fair value. Such offer will be accompanied by a statement setting forth the aggregate number of shares of Brooklyn Union common stock with respect to which notices of election to dissent from adoption of the Exchange Agreement have been received and the aggregate number of holders of such shares of Brooklyn Union common stock. If the share exchange has been consummated at the time such offer is made, such offer will also be accompanied by (i) advance payment to each dissenting holder who has submitted such holder's certificates to Brooklyn Union for notation thereon of such holder's election to dissent of an amount equal to 80 percent of the amount of such offer, or (ii) as to each dissenting holder who has not yet submitted such certificates for such notation, a statement that advance payment to such holder of an amount equal to 80 percent of the amount of such offer will be made by KeySpan promptly upon submission of such certificates. If the share exchange has not been consummated at the time of such offer, such advance payments or statement as to advance payment will be sent to each holder entitled thereto forthwith upon consummation of the share exchange. Every advance payment or statement as to advance payment will include advice to such holder that acceptance of such advance payment by a dissenting holder will not constitute a waiver of such holder's appraisal rights. If the share exchange has not been consummated by the expiration of the above-mentioned 90-day period, Brooklyn Union's offer may be conditioned upon the consummation of the share exchange. If within 30 days after the making of a written offer by Brooklyn Union or KeySpan, as the case may be, Brooklyn Union or KeySpan, as the case may be, and any dissenting holder agree upon the price to be paid for such shareholder's shares of Brooklyn Union common stock, payment therefor will be made within 60 days after the making of such offer or the effective time of the share exchange, whichever is later, upon the surrender of the certificates representing such shares of Brooklyn Union common stock. From and after the effective time of the share exchange, any payments with respect to any demands for appraisal or in settlement of any such demands will be made by KeySpan in all circumstances, but only to the extent not prohibited by Section 623(j) of the New York Business Corporation Law, which is described below.

  If Brooklyn Union or KeySpan, as the case may be, fails to make such an offer within the 15-day period described in the preceding paragraph, or if it makes such an offer but Brooklyn Union or KeySpan, as the case may be, and a dissenting holder do not agree within 30 days of the making of the offer upon the price to be paid for such holder's shares of Brooklyn Union common stock, Brooklyn Union or KeySpan, as the case may be, must, within 20 days of such 15- or 30-day period, as the case may be, institute a special proceeding in the New York Supreme Court, Kings County (the "Court"), to determine the rights of dissenting holders and fix the fair value of their shares of Brooklyn Union common stock. If Brooklyn Union or KeySpan, as the case may be, does not institute such proceeding within the 20-day period, any dissenting holder may, within 30 days after the expiration of such 20-day period, institute a proceeding for the same purpose. If such proceeding is not instituted within such 30-day period, dissenting holders who have not agreed with Brooklyn Union or KeySpan, as the case may be, as to the price to be paid for their shares of Brooklyn Union common stock will lose their appraisal rights, unless the Court, for good cause shown, otherwise directs.

  All dissenting holders, other than those who shall have agreed with Brooklyn Union or KeySpan, as the case may be, as to the price to be paid for their shares of Brooklyn Union common stock, will be made parties to such appraisal proceeding. The Court will determine whether each dissenting holder, as to whom Brooklyn Union or KeySpan, as the case may be, requests the Court to make such determination, is entitled to receive payment for such holder's shares of Brooklyn Union common stock. If Brooklyn Union or KeySpan, as the case may be, does not request any such determination or if the Court finds that such dissenting shareholder is so entitled, the Court will then determine the fair value of such holder's shares of Brooklyn Union common stock as of the close of business on the day prior to the date the Exchange Agreement was adopted by the shareholders of Brooklyn Union. In fixing the fair value of the shares of Brooklyn Union common stock, the Court will consider the nature of the transaction giving rise to the holder's right to receive payment for such holder's shares of Brooklyn Union common stock under the New York Business Corporation Law, the effects of such transaction on Brooklyn Union and its shareholders, the concepts and methods then customary in the relevant securities and financial markets for determining the fair value of shares of a corporation engaging in a similar transaction under comparable circumstances, and all other relevant factors. Within 60 days after the final determination of any such Court proceeding, Brooklyn Union or KeySpan, as the case may be, will be required to pay to each dissenting holder the amount found to be due such holder, with interest thereon at such rate as the Court finds to be equitable, from the effective time of the share exchange to the date of payment, upon surrender to Brooklyn Union or KeySpan, as the case may be, by such holder of the certificates representing such shares of Brooklyn Union common stock. If the Court finds that the refusal of any dissenting holder to accept the offer of Brooklyn Union was arbitrary, vexatious, or otherwise not in good faith, no interest will be allowed to such holder. From and after the effective time of the share exchange, any amount found to be due to dissenting shareholders, and any interest allowed thereon, will be paid by KeySpan to the extent not prohibited by Section 623(j) of the New York Business Corporation Law.

  The parties to such appraisal proceeding will bear their own costs and expenses, including the fees and expenses of their counsel and any experts employed by them, except that the Court, in its discretion, (i) may apportion and assess all or any part of the costs, expenses, and fees incurred by dissenting holders against Brooklyn Union or KeySpan, as the case may be, if, among other things, the Court finds that the fair value of the shares of Brooklyn Union common stock materially exceeds the offer by Brooklyn Union or KeySpan, as the case may be, or (ii) may apportion and assess all or any part of the costs, expenses, and fees incurred by Brooklyn Union or KeySpan, as the case may be, against all of the dissenting holders, including any dissenting holders who have withdrawn their notices of election to dissent from the share exchange, who the Court finds were arbitrary, vexatious, or otherwise not acting in good faith in refusing any offer of payment Brooklyn Union or KeySpan, as the case may be, may have made.

  Any shareholder who has filed a notice of election to dissent will not, after the effective time of the share exchange, have any of the rights of a shareholder with respect to such holder's shares of Brooklyn Union common stock, other than the right to be paid the fair value of such shares of Brooklyn Union common stock under the New York Business Corporation Law and any other right provided under the New York Business Corporation Law for shareholders who have filed such a notice. Any notice of election to dissent may be withdrawn by a dissenting shareholder at any time prior to such shareholder's acceptance in writing of an offer made by Brooklyn Union or KeySpan, as the case may be, as described above, but in no case later than 60 days after the effective time of the share exchange (or if Brooklyn Union or KeySpan, as the case may be, fails to make a timely offer to pay such shareholder the fair value of such holder's shares of Brooklyn Union common stock as described above, at any time within 60 days after any date such an offer is made), or thereafter with the written consent of KeySpan. In order to be effective, withdrawal of a notice of election to dissent must be accompanied by the return to KeySpan of any advance payment to the shareholder made by KeySpan, as described above. Any dissenting shareholder who withdraws such holder's notice of election to dissent or otherwise loses such holder's appraisal rights will thereupon have only the right to receive one share of KeySpan common stock for each of such holder's shares of Brooklyn Union common stock.

                                 B. MANAGEMENT

DIRECTORS AND OFFICERS OF KEYSPAN

  KeySpan's restated certificate of incorporation and by-laws, as of the effective time of the share exchange, will divide KeySpan's Board of Directors into three classes of three directors each, with directors in each class generally being elected for a three-year term. KeySpan's by-laws will permit the Board of Directors to fix from time to time the number of directors in a range of 9 to 12, and the Board has fixed its initial size at 9, effective as of the effective time of the share exchange.

  Prior to the effective time of the share exchange, Brooklyn Union, as the sole shareholder of KeySpan, will elect as KeySpan directors Robert B. Catell and Alan H. Fishman for one-year terms expiring at KeySpan's annual meeting in 1998, Kenneth I. Chenault and Edward D. Miller for two-year terms expiring in 1999, and James Q. Riordan for a three-year term expiring in 2000. Brooklyn Union, as such sole shareholder, will also elect such others, if any, who may be selected to fill one or more of the Board's four vacancies prior to completion of the share exchange. All of Messrs. Catell, Chenault, Fishman, Miller and Riordan are currently Brooklyn Union directors. As of the effective time of the share exchange, Messrs. Chenault and Fishman will resign from Brooklyn Union's Board of Directors; Messrs. Catell, Miller and Riordan will serve on the Boards of Directors of both KeySpan and Brooklyn Union. Robert B. Catell is and will be the only director of KeySpan until KeySpan's restated certificate of incorporation is filed shortly before the effective time of the share exchange and Brooklyn Union, as KeySpan's sole shareholder, elects the directors named above and such others, if any, selected prior to the completion of the share exchange to fill KeySpan Board vacancies. After completion of the share exchange, KeySpan Board vacancies may be filled by action of KeySpan's Board of Directors.

  As of the effective time of the share exchange, the Board of Directors of KeySpan will appoint the following individuals as the officers of KeySpan:

      Robert B. Catell     Chairman, President and Chief Executive Officer
      Helmut W. Peter      Vice Chairman
      Craig G. Matthews    Executive Vice President--Utility Division
      Vincent D. Enright   Senior Vice President and Chief Financial Officer
      Maurice K. Shaw      Senior Vice President--Corporate Affairs
      William K. Feraudo   Senior Vice President--Energy Marketing Group
      Roger J. Walz        Vice President and General Auditor
      Theodore Spar        Vice President--Business Alliances and Investments
      Robert R. Wieczorek  Vice President, Secretary and Treasurer

  Mr. Catell is and will continue as Chairman and Chief Executive Officer of Brooklyn Union; Mr. Matthews is and will continue as President and Chief Operating Officer of Brooklyn Union; Mr. Enright is and will continue as Senior Vice President and Chief Financial Officer of Brooklyn Union; Mr. Walz is and will continue as Vice President and General Auditor of Brooklyn Union; and Mr. Wieczorek is and will continue as Vice President, Secretary and Treasurer of Brooklyn Union. As of the effective time of the share exchange, Messrs. Peter, Shaw, Feraudo and Spar will no longer be officers of Brooklyn Union.

  For further information concerning persons to become directors or officers of KeySpan, see "Proposal 2: Election of Directors of Brooklyn Union--Nominees for Directors of Brooklyn Union", "--Directors of Brooklyn Union Continuing in Office" and "--Security Ownership of Directors and Certain Executive Officers."

RESTRICTIONS ON BOARD AND MANAGEMENT INTERLOCKS BETWEEN KEYSPAN AND BROOKLYN
UNION

  In order to address concerns regarding the possible diversion of the attention of Brooklyn Union's management away from the utility business, as well as to avoid potential conflicts of interest with the Board and management of KeySpan, the PSC Order sets forth the following restrictions regarding the composition of the managements of Brooklyn Union and KeySpan.

 Composition of the Boards of Directors

  Brooklyn Union's Board of Directors must include at least a majority of outside directors (i.e., individuals not employed by Brooklyn Union, KeySpan or any of their affiliates). No more than two directors of Brooklyn Union may be inside directors (i.e., individuals employed by Brooklyn Union, KeySpan or any of their affiliates), with at least one such inside director being an operating officer of Brooklyn Union. No more than four directors of Brooklyn Union may either be inside directors or directors of KeySpan. Finally, the nomination of directors to Brooklyn Union's Board must be made by a committee composed entirely of outside directors.

 Common Officers Within the Holding Company System

  No more than five officers of Brooklyn Union may also serve as officers of KeySpan. The maximum number of Brooklyn Union's officers who may also serve as officers of KeySpan will be reduced to four, or to three, if and when KeySpan's investment in Brooklyn Union, expressed as the ratio of Brooklyn Union's Total Capital to KeySpan's Total Capital, falls to 60% or 50%, respectively. The Secretary and Treasurer of Brooklyn Union may serve in the equivalent position of KeySpan or another subsidiary of KeySpan, but no other officer of Brooklyn Union may serve as an officer of another operating subsidiary of KeySpan.

                             C. OTHER INFORMATION

INDEPENDENT PUBLIC ACCOUNTANTS

  Arthur Andersen LLP, independent public accountants, has been appointed by the Board of Directors of KeySpan to serve as independent public accountants of KeySpan for the 1997 fiscal year. Arthur Andersen LLP has been the independent public accountants of Brooklyn Union since 1932.

  Arthur Andersen LLP has also been appointed by the Board of Directors of Brooklyn Union to serve as independent public accountants of Brooklyn Union. Shareholders of Brooklyn Union will vote on ratification of such appointment at the Annual Meeting. See "Proposal 3: Ratification of Independent Public Accountants of Brooklyn Union."


VALIDITY OF KEYSPAN COMMON STOCK

  The validity of the shares of KeySpan common stock to be issued in the share exchange will be passed upon by Cullen and Dykman, general counsel to Brooklyn Union and KeySpan, 177 Montague Street, Brooklyn, New York 11201, and by Sullivan & Cromwell, special counsel to Brooklyn Union and KeySpan, 125 Broad Street, New York, New York 10004.

EXPERTS

  The consolidated financial statements set forth in the Appendix to this Prospectus/Proxy Statement and incorporated by reference herein have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                               ----------------

  BROOKLYN UNION'S BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE HOLDING COMPANY STRUCTURE AND ADOPTED THE EXCHANGE AGREEMENT, BELIEVES THE HOLDING COMPANY STRUCTURE AND THE SHARE EXCHANGE TO BE IN THE BEST INTERESTS OF BROOKLYN UNION AND ITS SHAREHOLDERS, AND RECOMMENDS THAT THE HOLDERS OF BROOKLYN UNION COMMON STOCK VOTE "FOR" THE HOLDING COMPANY PROPOSAL AND ADOPTION OF THE EXCHANGE AGREEMENT AT THE ANNUAL MEETING.

              PROPOSAL 2: ELECTION OF DIRECTORS OF BROOKLYN UNION

NOMINEES FOR DIRECTORS OF BROOKLYN UNION

  Five Directors of Brooklyn Union are to be elected at the Annual Meeting. The nominee for a one-year term expiring in 1998 is Charles Uribe. The nominee for a two-year term expiring in 1999 is Craig G. Matthews. The nominees for three-year terms expiring in 2000 are Andrea S. Christensen, Alan H. Fishman and James Q. Riordan.

  The information provided below with respect to Directors includes: (i) name and age, (ii) the period during which such Director has served as a Director of Brooklyn Union, (iii) principal occupation and business associations and
(iv) committee memberships.

 Nominated for the Term Expiring in 1998

[PHOTO APPEARS       Charles Uribe, Age 59, Director since 1996
 HERE]
                     Chairman and Chief Executive Officer, AJ Contracting
                     Company, Inc.

                     Director, Business Advisory Council to the City University of New York, Citizens Housing and Planning Council, City Parks Foundation, Federal Home Loan Bank of New York, Jazz at Lincoln Center, Latin Communications Group, Inc., New York City Partnership/Chamber of Commerce, Inc., The Police Foundation, Inc., Regional Alliance for Small Contractors, United Way of New York City and United Way of Tri-State; Member, The Office of the President's Investment and Services Policy Advisory Committee, New York City Police Advisory Board and Commissioner's Committee on Courtesy, Professionalism and Respect.

                     Mr. Uribe has over thirty-six years of experience in building and construction, including the conversions of Madison Square Garden in 1976, 1980 and 1992 and Moscone Convention Center in San Francisco in 1984 for national political conventions. He was responsible for the restoration of the New York Public Library and the interior construction of the Rose Building at Lincoln Center. Mr. Uribe has also completed major projects for the Dreyfus Corporation and the New York offices of several major law firms. He was the first Public Director of The American Institute of Architects, New York Chapter and was the founding Chairman of the National Hispanic Business Group, as well as past Chairman of the Puerto Rican Traveling Theater.

                     Mr. Uribe was the President of AJ Contracting of California, Inc. from 1984 to 1993. In March 1993, such corporation filed for bankruptcy under Chapter 7 of the Bankruptcy Code in the U.S. Bankruptcy Court for the Central District of California, which bankruptcy was completed in April 1994.

 Nominated for the Term Expiring in 1999

[PHOTO APPEARS       Craig G. Matthews, Age 53
 HERE]
                     President and Chief Operating Officer, The Brooklyn Union
                     Gas Company

                     Director, Brooklyn Philharmonic, Greater Jamaica Development Corporation, National and New York City Advisory Board of the Salvation Army, Neighborhood Housing Services, Polytechnic University, Public Utilities Reports, Inc., Regional Plan Association and The Houston Exploration Company; Chairman, Brooklyn Chamber of Commerce; Treasurer, Society of Gas Lighting; Member, American Gas Association and New York Gas Group Executive Committee.

                     Mr. Matthews joined Brooklyn Union in 1965 as a management trainee and has held various management positions in the corporate planning, financial, marketing and engineering areas and has been an officer since 1977. He was elected Vice President in 1981 and Senior Vice President in 1985. In 1991, he was elected Executive Vice President, with responsibilities for Brooklyn Union's financial, gas supply, information systems and strategic planning functions, as well as Brooklyn Union's energy-related investments. In May 1996, he was elected to his current position, President and Chief Operating Officer.

 Nominated for the Term Expiring in 2000


[PHOTO APPEARS       Andrea S. Christensen, Age 57, Director since 1980
 HERE]
                     Partner in the law firm of Kaye, Scholer, Fierman, Hays &
                     Handler

                     Director, American Arbitration Association

                     Mrs. Christensen joined Kaye, Scholer, Fierman, Hays & Handler in 1968 and has been a Partner since 1976. Mrs. Christensen was previously an associate with the law firm of Kelley Drye & Warren.

                     Member, Audit Committee, Executive Committee, and Organization and Nominating Committee

[PHOTO APPEARS       Alan H. Fishman, Age 50, Director since 1989
 HERE]
                     Managing Partner, Columbia Financial Partners, L.P.
                     (private investment company)

                     Director, Brooklyn Academy of Music; Member, Executive Committee of the Brown University Annual Fund.

                     Mr. Fishman joined Chemical Bank in 1969. He was named Chief Financial Officer in 1979 and was promoted to Senior Executive Vice President responsible for Chemical's Investment Banking activities worldwide in 1983. He became affiliated with Neuberger & Berman in 1988 and was responsible for an investment partnership. He joined American International Group, Inc. in 1989 as a Senior Vice President and became President of AIG Financial Services Group. He joined the firm of Adler & Shaykin in 1990 as a Managing Partner and, in 1992, Mr. Fishman formed the firm of Columbia Financial Partners, L.P. in which he is a Managing Partner.

                     Member, Audit Committee, Executive Committee, and Organization and Nominating Committee

[PHOTO APPEARS       James Q. Riordan, Age 69, Director since 1991
 HERE]
                     Retired Vice Chairman and Chief Financial Officer, Mobil
                     Corp.

                     Director, Dow Jones & Co., Inc., Tri-Continental Corporation, The Houston Exploration Company and Public Broadcasting Service; Director/Trustee of the mutual funds in the Seligman Group of investment companies; Trustee, Committee for Economic Development and The Brooklyn Museum; Member, Policy Council of the Tax Foundation.

                     Mr. Riordan joined Mobil Corp. in 1957 as Tax Counsel. He was named a Director and Chief Financial Officer in 1969. He became Vice Chairman in 1986 and retired from Mobil Corp. in 1989. Mr. Riordan joined Bekaert Corporation in 1989 and was elected its President. He retired from Bekaert Corporation in 1992.

                     Member, Audit Committee and Executive Committee

DIRECTORS OF BROOKLYN UNION CONTINUING IN OFFICE

 Directors whose Terms Expire in 1998

[PHOTO APPEARS       Robert B. Catell, Age 59, Director since 1986
 HERE]
                     Chairman and Chief Executive Officer, The Brooklyn Union
                     Gas Company

                     Trustee, Brooklyn Botanic Garden, Brooklyn Law School, Independence Savings Bank and Kingsborough Community College Foundation, Inc.; Chairman and Director, Alberta Northeast Inc., Boundary Gas, Inc. and Business Council for a Sustainable Energy Future; Chairman, AGA Natural Gas Council Industrial Task Force, New York City Commission on the Redevelopment of Naval Station New York, Taylor Gas Liquids, Ltd. a publicly traded royalty trust based in Canada, and The Houston Exploration Company; Director and Past Chairman, American Gas Association; Director, Brooklyn Academy of Music (ex-officio), Brooklyn Bureau of Community Service, Brooklyn Public Library, The Business Council of New York State, Inc., Empire State Business Alliance, Gas Research Institute, New York City Investment Fund, New York City Partnership, New York City Public/Private Initiatives, New York State Energy Research and Development Authority and Utility Business Education Coalition; Member, Brooklyn Chamber of Commerce Executive Committee, CCNY School of Engineering Advisory Board, Chase's Metropolitan Advisory Board, Committee for Economic Development, Council for Environmental Quality, Downtown Brooklyn Development Association, Energy Association of New York State Executive Committee, Heartshare for Human Services Advisory Board, Mayor's Private Sector Committee on Information Technology, National Petroleum Council, New York Gas Group, and Society of Gas Lighting Executive Committee.

                     Mr. Catell has been with Brooklyn Union since 1958 and an officer since 1974. He was elected Vice President in 1977, Senior Vice President in 1981 and Executive Vice President in 1984. He was elected Chief Operating Officer in June 1986 and President in January 1990. He was elected President and Chief Executive Officer in June 1991. In May 1996, Mr. Catell was elected Chairman and Chief Executive Officer and he relinquished the position of President.

[PHOTO APPEARS       Kenneth I. Chenault, Age 45, Director since 1988
 HERE]
                     Vice Chairman, American Express Company

                     Director, Arthur Ashe Institute for Urban Health, Junior Achievement of New York, National Collegiate Athletic Association, NYU Medical Center and Quaker Oats Company; Member, Council on Foreign Relations.

                     Mr. Chenault joined American Express Company in 1981 as Director of Strategic Planning. He was named President of the Consumer Card Group in 1989 and President of the Travel Related Services Company in the U.S. in 1993 with responsibility for the Consumer Card Group, Consumer Financial Services, Travel Services Group and Establishment Services. He was named Vice Chairman of American Express Company in January 1995 and assumed additional responsibilities for Travel Related Services International in April 1995. Prior to joining American Express, Mr. Chenault was a management consultant with Bain & Co. and an associate with the law firm of Rogers & Wells.

                     Member, Executive Committee and Organization and Nominating Committee

[PHOTO APPEARS       Edward D. Miller, Age 56, Director since 1993
 HERE]
                     Senior Vice Chairman, The Chase Manhattan Corporation and
                     The Chase Manhattan Bank

                     Trustee, Pace University and New York Blood Center; Director, Phoenix House Foundation and New York State Bankers Association; Member, Bankers Roundtable and Inner-City Scholarship Fund Executive Council.

                     Mr. Miller is the Senior Vice Chairman and a Director of The Chase Manhattan Corporation and The Chase Manhattan Bank ("Chase") and oversees the corporation's regional banking, nationwide consumer services and has responsibility for merger integration, technology and operations, and administration.

                     Mr. Miller became Senior Vice Chairman of Chase when it merged with Chemical Banking Corporation in March 1996. Previously, he had been President of Chemical Banking Corporation since January 1994, following two years as Vice Chairman, a position he assumed upon the merger of Manufacturers Hanover Corporation and Chemical Banking Corporation in December 1991. Prior to the Chemical/Manufacturers Hanover merger, Mr. Miller was Vice Chairman of Manufacturers Hanover Corporation and Manufacturers Hanover Trust Company, positions he had held since 1988. Before his election to Vice Chairman of Manufacturers Hanover, Mr. Miller was sector Executive Vice President for retail banking. Since 1982, he has been a member of the Management Committee, the corporation's top policy-making body.

                     Chase has various banking relationships with Brooklyn Union, including acting as one of five banks which may provide loans to Brooklyn Union under separately negotiated lines of credit and acting as indenture trustee for certain tax-exempt bonds as to which Brooklyn Union has incurred indebtedness. It should be noted that Brooklyn Union's relationships with Chase are independent of and pre-dated Mr. Miller serving on Brooklyn Union's Board of Directors.

                     Chairman, Organization and Nominating Committee; Alternate Member, Executive Committee

 Directors whose Terms Expire in 1999

[PHOTO APPEARS       Donald H. Elliott, Age 64, Director since 1981
 HERE]
                     Counsel to the law firm of Hollyer Brady Smith Troxell
                     Barrett Rockett Hines & Mone LLP

                     Trustee, Independence Community Bank Corp., WNET (Channel
                     13) and Long Island University; Director, Independence Savings Bank; Honorary Member, New York Chapter of the American Institute of Architects.

                     Mr. Elliott was associated with the law firm of Webster & Sheffield from 1957 until 1965 and was a Partner from 1973 until 1991. From 1966 to 1973, he was Counsel to the Mayor of the City of New York and then Chairman of the New York City Planning Commission. Mr. Elliott was a Partner in the law firm of Mudge Rose Guthrie Alexander & Ferdon from 1991 until 1995, when he became counsel to Hollyer Brady Smith Troxell Barrett Rockett Hines & Mone LLP.

                     Chairman, Audit Committee; Member, Executive Committee and Organization and Nominating Committee

[PHOTO APPEARS       James L. Larocca, Age 53, Director since 1995
 HERE]
                     Lawyer and Consultant

                     Director, European American Bank; Trustee, the Nature Conservancy (Long Island Chapter); Chairman, Touro College Law School Board of Visitors and Suffolk County Industrial and Commercial Incentive Board; Member, the Stony Brook University Council and Hofstra University School of Business Advisory Board. Mr. Larocca previously served as a Director of Brooklyn Union from March 1992 through September 1993.

                     Mr. Larocca served as the first Energy Commissioner of New York State and Chairman of the State's Energy Research and Development Authority from 1977 to 1983. He served as Trustee of the New York Power Authority from 1982 to 1989. Mr. Larocca was appointed Commissioner of Transportation of the State of New York in 1983 and remained in that position until 1985. He served as President and Chief Executive Officer of the Long Island Association, Inc. from 1985 to 1993 and as a Partner in the law firm of Cullen and Dykman from October 1993 to September 1995.

                     Mr. Larocca is a consultant to Cullen and Dykman which serves as Brooklyn Union's general counsel. It should be noted that Mr. Larocca's current relationship with Cullen and Dykman is independent of his responsibilities as a Director of Brooklyn Union.

                     Member, Organization and Nominating Committee; Alternate Member, Executive Committee

  If the holding company proposal and the Exchange Agreement are adopted at the Annual Meeting, as of the effective time of the share exchange Kenneth I. Chenault and Alan H. Fishman will resign from the Board of Directors of Brooklyn Union and will serve on the Board of Directors of KeySpan. Robert B. Catell, Edward D. Miller and James Q. Riordan will continue to serve on the Board of Directors of Brooklyn Union and will also serve on the Board of Directors of KeySpan.

SECURITY OWNERSHIP OF DIRECTORS AND CERTAIN EXECUTIVE OFFICERS

  The following table sets forth information as of September 30, 1996, with respect to the number of shares of Brooklyn Union common stock beneficially owned and/or Common Stock Equivalents owned by the persons to be elected directors and certain executive officers of Brooklyn Union.

                            TOTAL OF COMMON
                          STOCK BENEFICIALLY     COMMON STOCK     COMMON STOCK
            NAME          OWNED & EQUIVALENTS BENEFICIALLY OWNED EQUIVALENTS(1)
            ----          ------------------- ------------------ --------------
   R.B. Catell...........       26,855              17,432           9,423(2)
   K.I. Chenault.........        2,293               1,499             794
   A.S. Christensen......        5,878               4,872           1,006
   D.H. Elliott..........        2,807               1,723           1,084
   A.H. Fishman..........        3,840               2,664           1,176
   J.L. Larocca..........        2,842               2,842             --
   E.D. Miller...........        4,547               4,547             --
   J.Q. Riordan..........        3,344               1,500           1,844
   C. Uribe..............          315                 --              315
   H.W. Peter............       15,110               9,971           5,139(2)
   C.G. Matthews.........       15,619              10,420           5,199(2)
   A.J. DiBrita..........        6,042               4,146           1,896(2)
   V.D. Enright..........        6,305               3,873           2,432(2)

                                                       (footnotes on next page)

--------
(1) As indicated in the table, certain of the Directors have elected to have deferred Directors' fees invested in Brooklyn Union Common Stock Equivalents, which term will include the Performance Shares referred to in the Long-Term Performance Incentive Compensation Plan.
(2) As officers and employees of Brooklyn Union, these individuals are not entitled to receive any Brooklyn Union Common Stock Equivalents under the Directors' Deferred Compensation Plan; however, they are participants in the Corporate Incentive Compensation Plan.

  Messrs. Catell, Peter, Matthews, Enright and Riordan also own 3,000, 1,000, 1,000, 1,000 and 500 shares of common stock, respectively, of The Houston Exploration Company, an indirect subsidiary of Brooklyn Union.

MEETINGS OF BROOKLYN UNION'S BOARD OF DIRECTORS AND COMMITTEES

  Brooklyn Union's Board of Directors held fourteen meetings in fiscal 1996. At the end of fiscal 1996, the Board consisted of nine members, including eight members who were not employees of Brooklyn Union. During the fiscal year ended September 30, 1996, each Director attended 75 percent or more of all meetings of the Board and the respective committees of which they were members, with the exception of Kenneth I. Chenault and Charles Uribe.

  The Executive Committee held one meeting in fiscal 1996. One officer member of the Board serves on this committee. The Executive Committee has authority to exercise all powers of the Board between meetings of the Board except for matters as to which New York law requires that action be taken by the Board, such as the filling of vacancies on the Board, the fixing of compensation of Directors and changes in the Brooklyn Union by-laws.

  The Audit Committee, all of the members of which are outside Directors, held five meetings in fiscal 1996. The Audit Committee's function is to review and monitor accounting and external financial reporting practices, internal controls, auditing activities and the business practices and ethical standards of Brooklyn Union. The Committee is responsible for recommending independent public accountants to the Board for election by shareholders.

  The Organization and Nominating Committee, all of the members of which are outside Directors, held seven meetings in fiscal 1996. The Committee recommends the remuneration of Directors and officers of Brooklyn Union, reviews management succession plans and is charged with the responsibility for recommending nominees for election to the Board. As a continuing responsibility, each member of the Board undertakes to search for and to bring to the attention of the Board persons qualified to serve as Director. Any shareholder who wishes to recommend a candidate for election to the Board should contact the Secretary of Brooklyn Union for information as to the procedure to be followed by shareholders in submitting such recommendation.

DIRECTORS' COMPENSATION

  Each outside Director is paid an annual Board retainer of $18,000 and a fee of $1,000 for each meeting of the Board or committee attended. In addition, a committee member annual retainer fee of $3,000 is paid to each member of the Audit Committee and the Organization and Nominating Committee. Directors who are employees of Brooklyn Union receive no compensation in addition to their salaries, as members of the Board or for attendance at meetings of the Board or its committees.

  Since 1990, Brooklyn Union has had in effect the Retirement Plan for Outside Directors (Directors who are not entitled to receive benefits under Brooklyn Union's Employees' Retirement Plan) under which each outside Director whose service on the Board is terminated, due to retirement or disability, may receive retirement benefits equal to the amount of the current annual Board retainer paid to present Directors for a maximum of ten years (depending on such Director's length of service). Such payment of benefits has been conditioned upon the recipients' ability to consult with Brooklyn Union and render it advice. In November 1996, the Board of Directors voted to terminate this retirement plan effective April 1, 1997. As a result of the plan termination, an amount equal to the present value of the accrued benefit will be credited to each then current Director and will be converted into Brooklyn Union Common Stock Equivalents (to become KeySpan Common Stock Equivalents at the effective time of the share exchange), under the existing Directors' Deferred Compensation Plan, to directly and further align the Directors' financial interests with those of the shareholders.

  Brooklyn Union's Board of Directors has adopted a compensation plan to directly and further align the Directors' financial interests with those of the shareholders that requires all outside Directors to invest a minimum of 40 percent of their compensation as Directors in Brooklyn Union common stock and/or Common Stock Equivalents through the Directors' Deferred Compensation Plan which investment, if in Common Stock Equivalents, may be deferred at the Director's election, as set forth below. Under this plan, the outside Directors may elect to defer all or a portion of their compensation. Deferred amounts will, at the Director's option, either be credited to an interest-bearing account or invested in Common Stock Equivalents at the market price of the shares of Brooklyn Union common stock on the last day of the month. Deferred amounts will be payable in cash, upon retirement, either in a lump sum or in the number of annual installments specified by the Director.

ORGANIZATION AND NOMINATING COMMITTEE REPORT ON EXECUTIVE COMPENSATION

  The Organization and Nominating Committee (the "Committee") of Brooklyn Union's Board of Directors, composed of six independent, non-employee Directors, administers the executive compensation program. The members of the Committee during fiscal 1996 were Mrs. Christensen and Messrs. Chenault, Elliott, Fishman, Larocca and Miller. None of such members is or has been an officer or employee of Brooklyn Union or any of its subsidiaries. After review and approval by the Committee, all issues relating to executive compensation are submitted to the entire Board for approval.

  The philosophy of Brooklyn Union regarding executive compensation is that the Chief Executive Officer and other executives should be compensated at competitive levels to attract, motivate, and retain talented executives needed to achieve Brooklyn Union's vision of becoming the premier energy company in the Northeast. The Committee is committed to implementing a compensation program which furthers such vision. The Committee adheres to the following compensation policies which are intended to facilitate the achievement of Brooklyn Union's business strategies:

  . Executives' total compensation programs should strengthen the relationship between pay and performance by emphasizing variable, at-risk compensation that is dependent upon the level of success in meeting specified corporate and individual performance goals.

  . An appropriate amount of compensation for senior executives should be comprised of long-term, at-risk pay to focus executives on the long-term interests of shareholders.

  . Each program element should target compensation opportunities comparable to the compensation paid to executives of comparable utility and at the median of general industry companies. However, if Brooklyn Union's performance exceeds that of the comparable group, compensation should be above the median; likewise, if Brooklyn Union's performance falls below that of the comparable group, the compensation paid to senior executives should be below the median of the comparable companies.


 Components of Compensation

  The Committee compares total compensation levels for Brooklyn Union's senior executives to the compensation paid to executives in comparable utility and general industry companies. In this connection, the Committee uses analyses prepared by a national compensation consultant to review the competitive compensation levels of executives in the utility industry in the regional and national marketplace. In addition, the Committee reviews compensation data for executive positions comparable in scope to those in general industry companies. The companies analyzed in this process tend to have national business operations and have positions that are similar in scope with comparable revenue size or employment levels. Through this process the Committee identifies the median compensation level, both with respect to base salary and the overall executive compensation program.

  The Committee ensures that compensation provides for a direct link to strategic financial measures and shareholder value for the executive officers of Brooklyn Union. To achieve this performance linkage, Brooklyn Union has established three programs for the direct compensation of executive officers: the Base Salary Program, the Corporate Incentive Compensation Plan and the Long-Term Performance Incentive Compensation Plan. The intent of the programs is to place increased emphasis on performance-based pay and reduced emphasis on fixed base salary in determining total compensation.

  Each of the three programs is discussed in greater detail below.

  The Base Salary Program. In setting base salary levels for each executive officer, the Committee considers the competitive market data for executives in comparable positions in other utility and general industry markets. In setting base salary levels Brooklyn Union currently targets the 50th percentile of the comparable labor market. The Committee also considers the experience level and actual performance achieved by the executive as it relates to Brooklyn Union's corporate goals in setting base salary. The base salary level for the Chief Executive Officer compared to competitive market data is generally below the 50th percentile of comparable positions while other executives' base salaries are generally at or above the 50th percentile.

  Consistent with Brooklyn Union's ongoing effort to reduce the emphasis upon fixed base salary, during 1996 when Mr. Robert B. Catell was promoted to and elected as Chairman and Chief Executive Officer, the Committee concurred with the recommendation that his base salary not be increased. After Mr. Matthews' promotion to President and Chief Operating Officer and Mr. Peter's promotion to Vice Chairman of Brooklyn Union, their base salaries were increased based upon the factors used to determine base salary.

  The Corporate Incentive Compensation Plan. The Board of Directors adopted the Corporate Incentive Compensation Plan (the "Corporate Plan") in fiscal 1989. The Corporate Plan provides annual incentive awards to officers and other key employees who, by the nature and scope of their positions, regularly and directly make a significant contribution to the success of Brooklyn Union in the achievement of corporate goals that are important to the shareholders of Brooklyn Union. The specific corporate goals for the Corporate Plan are established by management and reviewed and approved by the Committee and the Board of Directors. The goals are intended to improve corporate performance and include objectives which encourage growth in total return, increases in gross margin, improved competitive position, improved customer satisfaction and control of operating expenses. The compensation of executives has been modified by withholding a portion of base salary increases over several years in order to shift part of base salary to incentive awards. This shifting of base salary to incentives is anticipated to continue in the future as more emphasis is placed upon incentive compensation.

  Incentive awards as a percentage of base salary are based upon both corporate and individual performance. Corporate awards have not been granted unless Brooklyn Union (a) attained an approved utility return on equity objective and
(b) dividends were increased and did not exceed a certain payout ratio. When corporate goals were not met, no awards were paid for corporate performance and individual awards were reduced in the Corporate Plan. Individual awards are measured against pre-established goals and cannot exceed a maximum of 13 percent of a participant's base salary. This design ensures that executive compensation is driven by successful business strategy and results-oriented objectives.

  The incentive award ranges are established annually by the Committee for eligible executives in the Corporate Plan. Incentive award levels are intended to provide awards that are competitive within the industry when performance results are fully achieved. The Corporate Plan awards range from zero percent to a maximum of 65%, with a target of 50% for the Chairman and Chief Executive Officer, to a maximum of 50%, with a target of 38% for the President and Chief Operating Officer, to a maximum of 40%, with a target of 30% for the Vice Chairman and to a maximum 27%, with a target of 17% for all other officers. The Chairman's, the President's and the Vice Chairman's awards are based solely on corporate and subsidiary performance and will not be paid if threshold financial goals are not met.

  Incentive awards to executive officers for achievement in fiscal 1996 (paid in fiscal 1997) reflect overall performance results that exceeded anticipated levels of performance in both utility and subsidiary performance as each of the objectives in the Corporate Plan were met or exceeded resulting in a record level of earnings in 1996.

  As a result of the proposed restructuring to a holding company, the Committee will be evaluating alternatives for the redesign of the Corporate Plan to reflect Brooklyn Union's new status as a subsidiary of KeySpan. The new incentive plan design will be developed consistent with the new proposed corporate structure.

  The Long-Term Performance Incentive Compensation Plan. As a result of the Committee's review of the competitiveness of Brooklyn Union's total compensation program, and an independent consultant review of the long-term incentive plans used by the majority of the utilities that comprise the Standard & Poor's Utilities Index, the Committee recommended and the Board of Directors adopted the Long-Term Performance Incentive Compensation Plan (the "Incentive Plan") in fiscal 1996. The Incentive Plan was approved at Brooklyn Union's 1996 Annual Meeting of Shareholders. The Incentive Plan provides for the award of Incentive Stock Options, Nonqualified Stock Options and Performance Shares to designated officers and other key employees of Brooklyn Union and its subsidiaries as determined by the Committee. The purpose of the Incentive Plan is to optimize Brooklyn Union's performance through incentives that directly link the executive's personal interests to those of Brooklyn Union's shareholders and to attract and retain employees who make significant contributions to the success of Brooklyn Union.

  The stock option component in the Incentive Plan entitles the executive to purchase shares of Brooklyn Union common stock at an exercise price per share determined by the Committee which is at least equal to the closing price of Brooklyn Union common stock on the New York Stock Exchange on the date of the grant.

  The Performance Share component may be awarded on an annual basis at the commencement of a three-year performance period. At the discretion of the Committee, Performance Share awards entitle the executive to receive either the number of shares of Brooklyn Union common stock based upon achievement of performance goals over the performance period or a cash award equal to the average of the fair market value of a share over the 20 consecutive trading days following the close of the performance period multiplied by the number of earned Performance Shares. Performance Share awards, in the discretion of the Committee, may provide the executive with dividend equivalents with respect to Performance Shares earned. The performance measure in the Incentive Plan is based upon cumulative total shareholder return over a three-year period using share price appreciation (depreciation) and cumulative dividends declared during the three-year period as compared to the three-year performance results for the companies in the S&P Utilities Index. In order to earn Performance Shares at the end of the three-year performance period, a minimum percentile ranking as well as a cumulative positive return to shareholders must be achieved. Performance Shares earned at the end of the three-year performance period may range from zero percent to a maximum of 200% of the initial award based upon the percentile ranking of Brooklyn Union's performance in the S&P Utilities Index.

  In the event of a "change of control" (as defined in the Incentive Plan),
(i) the performance goals for all Performance Shares will be deemed to have been met and the executive will receive at the discretion of the Committee either a prorated number of shares of Brooklyn Union common stock or the equivalent in cash based on time elapsed during the performance period and
(ii) all outstanding stock options will become immediately exercisable.

  Initial grants of Nonqualified Stock Options and Performance Shares made to executives for fiscal 1995 (granted in fiscal 1996) were generally determined on the basis of the executive's position within Brooklyn Union and level of 1995 base salary. In determining award size, the Committee considered the overall total compensation provided by base salary, annual awards and the long-term component to target the average level of total compensation for comparable executive positions in shareholder-owned utilities and gas companies nationwide.

  In 1996, Mr. Robert B. Catell received options to purchase 55,000 shares with an exercise price of $27.00 as is detailed in the table below and was awarded 4,000 Performance Shares for the three-year performance period which will end September 30, 1998 (see Options and Performance Shares Table below). The awards for stock options and performance shares to other executives are also summarized in such table. The Committee believes that this equity interest provides the appropriate link to the interest of the shareholders.

  The Committee believes that Stock Options can be directly linked to Brooklyn Union's performance. As the value of Brooklyn Union common stock is generally considered the strongest indicator of overall corporate performance, stock option awards allow executives to benefit by appreciation in stock price at no immediate cost to Brooklyn Union and provide a strong incentive to executives by linking compensation to the future value of Brooklyn Union common stock.

  If the share exchange discussed under Proposal 1 is consummated, the Incentive Plan will be amended so that outstanding stock options will be converted into options to acquire, under the same terms and conditions as were applicable immediately prior to the effective date of the share exchange, an equal number of shares of KeySpan common stock. KeySpan will assume all of the obligations under the Incentive Plan as well as other Brooklyn Union Employee Plans, and future options and stock awards will relate to KeySpan common stock.


 Policy with Respect to Section 162(m) Deduction Limit

  Under Section 162(m) of the Internal Revenue Code, Brooklyn Union cannot deduct compensation in excess of $1,000,000 paid in any year to the chief executive officer or any of the four other most highly compensated executive officers whose compensation must be detailed in the proxy statement. Compensation paid under plans that are performance-based is not subject to the $1,000,000 annual limit if certain requirements are satisfied. Although Brooklyn Union's plans are designed to relate compensation to performance, they do not meet such requirements because they allow the Committee to exercise discretion in setting compensation. The Committee is of the opinion that it is in Brooklyn Union's best interest to have the Committee retain discretion in order to preserve flexibility in compensating such executive officers, especially in light of an increasingly competitive marketplace.

 Conclusion

  The Committee believes that Brooklyn Union's executive compensation policies and programs serve the interests of shareholders and Brooklyn Union effectively. The various compensation programs are appropriately balanced to provide the motivation for executives to contribute to Brooklyn Union's overall success and enhance the value of Brooklyn Union for shareholders' benefit.

  The Committee will continue to monitor the effectiveness of the total compensation program to meet current and future needs.

                     ORGANIZATION AND NOMINATING COMMITTEE

                             Edward D. Miller, Chairman
                             Andrea S. Christensen
                             Kenneth I. Chenault
                             Donald H. Elliott
                             Alan H. Fishman
                             James L. Larocca

SUMMARY COMPENSATION TABLE

  The following table indicates the annual compensation for the Chairman and Chief Executive Officer, and the four other most highly compensated executive officers of Brooklyn Union. This information is for fiscal years ended on September 30, 1996, 1995 and 1994. No executive officer serves pursuant to an employment agreement.

                                                                     LONG-TERM
                                                  OTHER ANNUAL     INCENTIVE PLAN
NAME AND PRINCIPAL POSITION  YEAR SALARY($)(1) COMPENSATION ($)(2) PAYOUTS ($)(3)
---------------------------  ---- ------------ ------------------- --------------
Robert B. Catell........     1996   470,811          248,040          376,169
Chairman and Chief           1995   434,026          152,973                0
Executive Officer            1994   424,000          132,680                0
Craig G. Matthews.......     1996   322,478          138,000          275,273
President and Chief          1995   283,859           86,749                0
Operating Officer            1994   281,000           72,970                0
Helmut W. Peter.........     1996   324,103          111,680                0
Vice Chairman                1995   283,859           90,939                0
                             1994   281,000           73,358                0
Vincent D. Enright......     1996   206,436           40,704                0
Senior Vice President
 and                         1995   180,193           49,817                0
Chief Financial Officer      1994   172,333           35,249                0
Anthony J. DiBrita......     1996   199,102           41,400                0
Senior Vice President        1995   184,300           50,035                0
                             1994   177,000           31,204                0

--------
(1) Also, Performance Shares have been awarded as indicated on the Options and Performance Shares Table.
(2) Represents amounts awarded for each fiscal year under Brooklyn Union's corporate incentive compensation plans.
(3) Represents Long-Term Incentive Compensation awarded by subsidiaries of Brooklyn Union including incentive compensation awarded as the result of the termination of the Fuel Resources Inc. Long-Term Incentive Compensation Plan. Deferred amounts of $205,619 for Mr. Catell and $154,338 for Mr. Matthews have not been included. These amounts will be paid in fiscal 1997. Also includes cash payments related to a buyout of non-qualified stock options issued under The Houston Exploration Company 1994 Long-Term Incentive Plan. Additional annual payments, which have not been included above, of $140,000 for Mr. Catell and $98,000 for Mr. Matthews, will be made in fiscal years 1997 and 1998. Additional awards of $679,040 related to these Long-Term Incentive Plans were also made to other officers who are not shown in this table.

OPTIONS AND PERFORMANCE SHARES--1996

  The following table provides information regarding awards made under the Long-Term Performance Incentive Compensation Plan during the fiscal year ended September 30, 1996 to the Chairman and Chief Executive Officer and the four other most highly compensated executive officers of Brooklyn Union and all current executive officers as a group.

                      OPTIONS AND PERFORMANCE SHARES TABLE

                                           % OF TOTAL                                VALUE OF
                            NUMBER OF       OPTIONS                                IN-THE-MONEY    NUMBER OF
                           SECURITIES       GRANTED      EXERCISE    GRANT DATE     OPTIONS AT    PERFORMANCE
                           UNDERLYING     TO EMPLOYEES  PRICE(1)(2) PRESENT VALUE     FYE(4)        SHARES
                         OPTIONS GRANTED IN FISCAL YEAR  ($/SHARE)  OF OPTIONS(3) (UNEXERCISABLE) AWARDED(5)
                         --------------- -------------- ----------- ------------- --------------- -----------
R.B. Catell.............      55,000           27          27.00      $152,900        $48,125        4,000
C.G. Matthews...........      32,000           16          27.00        88,960         28,000        2,300
H.W. Peter..............      32,000           16          27.00        88,960         28,000        2,300
V.D. Enright............      16,000            8          27.00        44,480         14,000        1,100
A.J. DiBrita............       8,000            4          27.00        22,240          7,000          550
Executive Officers as a
 Group..................     192,000           95          27.00       533,760        168,000       13,000

--------
(1) Fair Market Value of Brooklyn Union common stock on November 15, 1995, the date of grant.
(2) Options vest ratably over a three-year period from the grant date. The expiration date of the options is November 14, 2005.
(3) Options have been valued using the Black-Scholes option pricing model adapted to reflect the specific provisions of Brooklyn Union's Long-Term Performance Incentive Compensation Plan and related assumptions regarding exercisability and forfeiture. The values shown are theoretical and do not necessarily reflect the actual values which may be realized upon the future exercise of the options. Any actual value will result to the extent that the market value of the common shares at a future date exceeds the exercise price. Assumptions for modeling are based on the dividend yield, risk-free rate of return and standard deviation of prices over a relevant period as of the grant date.
(4) Represents the difference between the fiscal year-end price of $27 7/8 and the exercise price. Options are not exercisable as of the fiscal year-end 1996.
(5) The shares granted represent the target number of shares that will vest at the end of a three-year performance period ending September 30, 1998. The actual number of Performance Shares to be earned is contingent upon achieving target levels of total shareholder return in relation to the S&P Utilities Index. The actual award, which may be paid in cash or shares of stock, will range from 0 to 200% of the target number of shares and may include dividend equivalents with respect to any dividends declared on the number of shares earned.

  As of December 18, 1996, the number of outstanding shares of Brooklyn Union common stock was 49,993,378. For the December 16, 1996 closing price of a share of Brooklyn Union common stock on the New York Stock Exchange, see "Proposal 1:
Holding Company and Adoption of the Exchange Agreement--The Share Exchange-- Brooklyn Union Common Stock Market Prices and Dividends". The number of shares of Brooklyn Union common stock reserved for issuance under the Long-Term Performance Incentive Compensation Plan is 1,500,000 in the aggregate; however, no more than 750,000 shares of Brooklyn Union common stock will be available for issuance pursuant to the exercise of Incentive Stock Options. The maximum number of shares of Brooklyn Union common stock that may be granted to any participant pursuant to any single award is 125,000.


PERFORMANCE GRAPH

  The SEC's executive compensation rules require that a line graph be included in this Prospectus/Proxy Statement comparing cumulative total shareholder return with a performance indicator of the overall stock market and either a published industry index or company-determined peer comparison. As shown in the line graph below, for a period beginning September 30, 1991 through September 30, 1996, a comparison is made of cumulative total shareholder returns for Brooklyn Union, the Standard & Poor's Utilities Index and the Standard & Poor's 500 Index.


                                [insert chart]



                                  1991    1992    1993    1994    1995    1996
                                 ------- ------- ------- ------- ------- -------
BU.............................. $100.00 $116.99 $141.81 $144.28 $151.21 $180.57
S&P Utilities................... $100.00 $114.31 $142.04 $123.56 $157.54 $169.03
S&P 500......................... $100.00 $110.81 $125.36 $130.02 $168.56 $202.72

  Assumes $100 invested on September 30, 1991 in shares of Brooklyn Union common stock, the S&P Utilities Index and the S&P 500 Index, and that all dividends were reinvested.

COMPENSATION UNDER RETIREMENT PLANS

  The Employees' Retirement Plan of Brooklyn Union provides retirement benefits based upon the individual participant's years of service and final average annual compensation. Final average annual compensation is the average annual compensation for the highest five consecutive years of earnings during the last ten years of credited service. The following table sets forth the estimated annual retirement benefits (exclusive of Social Security payments) payable to participants in the specified compensation and years-of-service categories, assuming continued active service until normal retirement age and that the Employees' Retirement Plan is in effect at such time.

                                             YEARS OF SERVICES
                           -----------------------------------------------------
REMUNERATION(1)               20       25       30       35       40       45
---------------            -------- -------- -------- -------- -------- --------
$200,000.................. $ 60,000 $ 75,000 $ 90,000 $105,000 $120,000 $135,000
$250,000.................. $ 75,000 $ 93,750 $112,500 $131,250 $150,000 $168,750
$300,000.................. $ 90,000 $112,500 $135,000 $157,500 $180,000 $202,500
$350,000.................. $105,000 $131,250 $157,500 $183,750 $210,000 $236,250
$400,000.................. $120,000 $150,000 $180,000 $210,000 $240,000 $270,000
$450,000.................. $135,000 $168,750 $202,500 $236,250 $270,000 $303,750
$500,000.................. $150,000 $187,500 $225,000 $262,500 $300,000 $337,500
$550,000.................. $165,000 $206,250 $247,500 $288,750 $330,000 $371,250
$600,000.................. $180,000 $225,000 $270,000 $315,000 $360,000 $405,000
$650,000.................. $195,000 $243,750 $292,500 $341,250 $390,000 $438,750
$700,000.................. $210,000 $262,500 $315,000 $367,500 $420,000 $472,500

--------
(1) Calculated as the average of the highest five consecutive years of earnings during the last ten years of credited service.

  The number of years of credited service for each of the Chairman and Chief Executive Officer and the four other highest paid executive officers based on continued service to normal retirement age will be for R.B. Catell (44 years), C.G. Matthews (42 years), H.W. Peter (25 years), V.D. Enright (43 years) and A.J. DiBrita (43 years).

  The Internal Revenue Code of 1986, as amended, limits the annual compensation taken into consideration for and the maximum annual retirement benefits payable to a participant under the Employees' Retirement Plan. For fiscal 1996, these limits were $150,000 and $120,000, respectively. Annual retirement benefits attributable to amounts in excess of these limits are provided under the Supplemental Retirement Plan of Brooklyn Union and not under the Employees' Retirement Plan.

EXECUTIVE COMPENSATION--1997

  On November 20, 1996, the Board of Directors, acting on the recommendation of the Organization and Nominating Committee, approved base salary and incentive compensation plan modifications to further align total compensation of officers with corporate performance measures and shareholder returns. For most officers, base salaries were reduced to place more emphasis on variable performance based compensation. In addition, Nonqualified Stock Options covering 343,500 shares were granted to officers to further align compensation to the interest of the shareholders. No Performance Shares were granted.

SENIOR EXECUTIVE CHANGE OF CONTROL SEVERANCE PLAN

  Under the Senior Executive Change of Control Severance Plan (the "Change of Control Plan"), in the event of the termination of a participant's employment
(i) by Brooklyn Union for any reason other than "cause" (as defined) (excluding the death of the Participant) or (ii) by the Participant for "good reason" (as defined) following a "change of control" (as defined) of Brooklyn Union, severance and other benefit payments will be made to the executives of Brooklyn Union. The severance benefit is payable in a cash lump sum and is equal to three times the sum of the officer's salary and Highest Annual Bonus (as defined) for the Chairman and Chief

Executive Officer, President and Chief Operating Officer, Vice Chairman and Senior Vice Presidents and two times the sum of the officer's salary and Highest Annual Bonus (as defined) for Vice Presidents. The share exchange will not result in a change of control under the Change of Control Plan.

  Brooklyn Union adopted the Change of Control Plan to minimize the uncertainty created by a change of control of Brooklyn Union which might result in the loss or distraction of senior executives to the detriment of Brooklyn Union and its shareholders. Brooklyn Union's Board of Directors considers the avoidance of such loss and distraction to be essential to protecting and enhancing the best interests of Brooklyn Union and its shareholders. The Board also believes that when a change of control is perceived as imminent, or is occurring, the Board should be able to receive and rely on the disinterested service from senior executives regarding the best interests of Brooklyn Union and its shareholders, without concern that senior executives might be distracted or concerned by the personal uncertainties and risks created by the perception of an imminent or occurring change of control.

  If the share exchange discussed under Proposal 1 is consummated, references to a "change of control" in the Change of Control Plan will refer to a change of control of KeySpan, and KeySpan will take over responsiblity for such plan.

  PROPOSAL 3: RATIFICATION OF INDEPENDENT PUBLIC ACCOUNTANTS OF BROOKLYN UNION

  Arthur Andersen LLP, independent public accountants, upon the recommendation of the Audit Committee of Brooklyn Union's Board, has been nominated by Brooklyn Union's Board of Directors, the officer member not voting, to serve as independent public accountants for the 1997 fiscal year.

  Arthur Andersen LLP has been the independent public accountants of Brooklyn Union since 1932. This firm was recommended to serve the 1996 fiscal year by the Audit Committee of Brooklyn Union's Board of Directors and elected by the shareholders at the Annual Meeting held February 1, 1996. Arthur Andersen LLP will also serve as KeySpan's independent public accountants for its 1997 fiscal year.

  A representative of the firm will be present at the Annual Meeting with the opportunity to make a statement if such representative desires to do so and to answer questions posed by the shareholders.

  PROPOSAL 4: SHAREHOLDER PROPOSAL AS TO CUMULATIVE VOTING FOR BROOKLYN UNION

  John J. Gilbert of 29 East 64 Street, New York, New York 10121-7043, owner of 270 shares; and John J. Gilbert and Margaret R. Gilbert representing an additional family interest of 150 shares; also representing the Lewis D. and John J. Gilbert Foundation for 150 shares; and Margaret R. Gilbert and John J. Gilbert, Trustees under the will of Samuel Rosenthal for 600 shares, have informed Brooklyn Union that they intend to present to the meeting a resolution relating to cumulative voting and have submitted the following:

RESOLVED:

  That the stockholders of Brooklyn Union Gas Company, assembled in annual meeting in person and by proxy, hereby request the Board of Directors to take the steps necessary to provide for cumulative voting in the election of directors, which means each stockholder shall be entitled to as many votes as shall equal the number of shares he or she owns multiplied by the number of directors to be elected, and he or she may cast all of such votes for a single candidate, or any two or more of them as he or she may see fit.

REASONS:

  Continued strong support along the lines we suggest were shown at the last annual meeting, when 19.86%, an increase over the previous year, 2,964 owners of 6,377,955 shares, were cast in favor of this proposal. The vote against included 4,395 unmarked proxies.

  A California law provides that all state pension holdings, as well as state college funds, invested in shares must be voted in favor of cumulative voting proposals, showing increasing recognition of the importance of this democratic means of electing directors.

  The National Bank Act provides for cumulative voting. In many cases companies get around it by forming holding companies without cumulative voting. Banking authorities have the right to question the capability of directors to be on banking boards. In many cases authorities come in after and say the director or directors were not qualified. We were delighted to see that the SEC has finally taken action to prevent bad directors from being on the boards of public companies. The SEC should have hearings to prevent such persons becoming directors before they harm investors.

  We think cumulative voting is the answer to find new directors for various committees. Some recommendations have been made to carry out the CERES 10 points. The 11th should be, in our opinion, having cumulative voting and ending staggered boards.

  When Alaska became a state it took away cumulative voting over our objections. The Valdez oil spill might have been prevented if environmental directors were elected through cumulative voting. The huge derivative losses might have also been prevented with cumulative voting.

  Many successful corporations have cumulative voting. Example, Pennzoil defeated Texaco in that famous case. Ingersoll-Rand, also having cumulative voting won two awards. FORTUNE magazine ranked it second in its industry as "America's Most Admired Corporations" and the WALL STREET TRANSCRIPT noted "on almost any criteria used to evaluate management, Ingersoll Rand excels." In 1994 and 1995 they raised their dividend.

  Lockheed-Martin, as well as VWR Corporation now have a provision that if anyone has 40% of the shares cumulative voting applies, it applies at the latter company.

  In 1995 American Premier adopted cumulative voting. Alleghany Power System tried to take away cumulative voting, as well as put in a stagger system, and stockholders defeated it, showing stockholders are interested in their rights.

  If you agree, please mark your proxy for this resolution; otherwise it is automatically cast against it, unless you have marked to abstain.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL FOR THE FOLLOWING REASONS:

  This proposal has been presented at several previous Annual Meetings and has been rejected each time by Brooklyn Union's shareholders. Your Board of Directors believes the current system of voting used by Brooklyn Union provides the best assurance that the decisions of the directors will be in the best interests of all shareholders. Cumulative voting, however, could enable the election of directors that will make decisions representing only the views of special interest groups that helped to get them elected. In addition, cumulative voting could create partisanship among directors and interfere with the effective functioning of the Board. An amendment to Brooklyn Union's certificate of incorporation to provide for cumulative voting would require the affirmative vote of a majority of the outstanding shares entitled to vote thereon.

  The Board of Directors recommends you oppose this proposal because it is contrary to the belief that it is the duty of each director to administer the business and affairs of Brooklyn Union for the benefit of all shareholders.

                                 OTHER MATTERS

  Brooklyn Union reserves the right to adjourn the Annual Meeting one or more times and to continue to solicit proxies, if insufficient affirmative votes are present in person or by proxy to adopt the Exchange Agreement (Proposal
1).

DEADLINE FOR SHAREHOLDER PROPOSALS

  In order to be included in KeySpan's proxy statement and form of proxy relating to its 1998 Annual Meeting (if common shareholders adopt the Exchange Agreement and the share exchange occurs) or in Brooklyn Union's 1998 Annual Meeting proxy statement and form of proxy (if the Exchange Agreement is not adopted by common shareholders), proposals from shareholders to be presented at the 1998 Annual Meeting must be received by the Secretary of KeySpan or Brooklyn Union, as the case may be, at One MetroTech Center, Brooklyn, New York 11201-3850, no later than August 26, 1997.

  Matters intended to be presented by holders of KeySpan or Brooklyn Union common stock, as the case may be, at the 1998 Annual Meeting must be stated in writing, and delivered to the appropriate Secretary by such shareholders during the period between 90 and 60 days prior to the date of the meeting, which is expected to be held on February 5, 1998.

  If Brooklyn Union common shareholders adopt the Exchange Agreement and the share exchange occurs, Brooklyn Union will no longer be publicly held and KeySpan will be the sole owner of Brooklyn Union common stock after the share exchange. In such event, there will be no regularly scheduled meetings of shareholders of Brooklyn Union in 1998 or thereafter.

ADDITIONAL INFORMATION

  Brooklyn Union's consolidated financial statements as of September 30, 1996 and for the three-year period then ended, and certain other financial information, are set forth in the Appendix to this Prospectus/Proxy Statement.

  Brooklyn Union's annual report on Form 10-K to the SEC, which includes additional information concerning Brooklyn Union, its subsidiaries and their operations and financial condition, is incorporated by reference in this Prospectus/Proxy Statement. This report, except for exhibits, will be furnished at no cost to shareholders after December 30, 1996 upon written request to the Secretary, The Brooklyn Union Gas Company, One MetroTech Center, Brooklyn, New York 11201-3850.

  The following information is reported as required by the New York Business Corporation Law. Directors and officers liability insurance covering all directors and officers of Brooklyn Union was purchased from ACE Ltd., Aetna Casualty and Surety Company, Chubb & Son, Corporate Officers and Directors Assurance Ltd. and Zurich Insurance Company for a one-year period commencing May 28, 1996 at a total cost of approximately $473,150.

  Section 16(a) of the 1934 Act requires Brooklyn Union's directors and officers, and persons who own more than ten percent of a registered class of Brooklyn Union's equity securities, to file reports of ownership and changes in ownership with the SEC. Executive officers, directors and greater than ten percent shareholders are required by SEC regulation to furnish Brooklyn Union with copies of all Section 16(a) forms they file. After the effective time of the share exchange, KeySpan's directors and officers, and persons who own more than ten percent of a registered class of KeySpan's equity securities, will become subject to these provisions.

  Brooklyn Union believes that all filings during the fiscal year ended September 30, 1996, applicable to its executive officers, directors and greater than ten percent beneficial owners, were made on a timely basis.

CONFIDENTIAL VOTING

  Brooklyn Union, considering it to be in the best interest of its shareholders, in response to a shareholder proposal and for other reasons, has adopted a policy to the effect that all proxy (voting instruction) cards, ballots and vote tabulations which identify the particular vote of a shareholder are to be kept secret from Brooklyn Union, its directors, officers and employees. Accordingly, proxy cards are returned in envelopes addressed to the tabulator, First Chicago Trust Company of New York, P.O. Box 8535, Edison, New Jersey 08818-9402, which receives and tabulates the proxies and is independent of Brooklyn Union. The final tabulation is inspected by an inspector(s) of election who also is independent of Brooklyn Union, its directors, officers and employees. The identity and vote of any shareholder will not be disclosed to Brooklyn Union, its directors, officers or employees, nor to any third party except (i) to allow the independent inspector(s) of election to certify the results of the vote to Brooklyn Union, its directors, officers and employees; (ii) as necessary to meet applicable legal requirements and to assert or defend claims for or against Brooklyn Union;
(iii) in the event of a proxy solicitation based on an opposition proxy statement filed, or required to be filed, with the SEC; or (iv) in the event a shareholder has made a written comment on such form of proxy. After the effective time of the share exchange, KeySpan will adopt a comparable policy.

OTHER PROPOSALS

  As of the date of this Prospectus/Proxy Statement, the Board of Directors of Brooklyn Union knew of no other matter which is likely to be brought before the Annual Meeting. However, if any other matter is presented for action and comes before the Meeting, it is the intention of the persons named as Proxies to vote in accordance with their judgment in such matters.

                      WHERE YOU CAN FIND MORE INFORMATION

  Brooklyn Union files annual, quarterly and special reports, proxy statements and other information with the SEC. After the share exchange, Brooklyn Union will no longer file such reports, statements or information with the SEC, but KeySpan will be required to do so. You may read and copy any reports, statements or other information Brooklyn Union has filed or KeySpan will file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services and at the Internet web site maintained by the SEC at "http://www.sec.gov."

  KeySpan has filed a Registration Statement on Form S-4 to register with the SEC the shares of KeySpan common stock to be issued in the share exchange. This Prospectus/Proxy Statement is a part of that Registration Statement and constitutes a prospectus of KeySpan in addition to being a proxy statement of Brooklyn Union for the Annual Meeting. As permitted by SEC rules, this Prospectus/Proxy Statement does not contain all the information you can find in the Registration Statement or in its exhibits.

  The SEC allows us to "incorporate by reference" information into this Prospectus/Proxy Statement, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Prospectus/Proxy Statement, except for any information superseded by information in this Prospectus/Proxy Statement. This Prospectus/Proxy Statement incorporates by reference the document set forth below that was previously filed with the SEC. Such document contains important information about Brooklyn Union, its subsidiaries and their operations and financial condition.

        SEC FILING--FILE NO. 1-722   PERIOD
        --------------------------   ------
        Annual Report on Form 10-K   Year ended September 30, 1996

  We are also incorporating by reference additional documents that we may file with the SEC between the date of this Prospectus/Proxy Statement and the Annual Meeting.

BROOKLYN UNION WILL PROVIDE TO YOU WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, A COPY OF ANY DOCUMENTS THAT HAVE BEEN OR MAY BE INCORPORATED IN THIS PROSPECTUS/PROXY STATEMENT BY REFERENCE, OTHER THAN CERTAIN EXHIBITS TO SUCH DOCUMENTS. REQUESTS SHOULD BE DIRECTED TO THE BROOKLYN UNION GAS COMPANY, ONE METROTECH CENTER, BROOKLYN, NEW YORK 11201-3850, ATTENTION: THE SECRETARY, TELEPHONE NUMBER (718) 403-2000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, REQUESTS SHOULD BE RECEIVED BY JANUARY 17, 1997.

                               ----------------

  We have not authorized anyone to provide you with information that is different from what is contained in this Prospectus/Proxy Statement. Neither the delivery of this Prospectus/Proxy Statement nor any distribution of shares of KeySpan common stock shall, under any circumstances, create any implication that there has not been any change in the affairs of Brooklyn Union or KeySpan since the respective dates as of which information is given. This Prospectus/Proxy Statement does not constitute an offer to sell or a solicitation of an offer to buy shares of KeySpan common stock by any person in any jurisdiction or in any circumstance in which such offer would be unlawful.

                                                                        APPENDIX


   1996 CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION OF
                                 BROOKLYN UNION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

EARNINGS AND DIVIDENDS

  In fiscal 1996, consolidated income available for common stock was $122.6 million, or $2.48 per share, compared to $91.5 million, or $1.90 per share, in 1995, and $87.0 million, or $1.85 per share, in 1994. This was the fourth consecutive year of record earnings.

  Consolidated earnings for the last three fiscal years are summarized below:

                                                        1996     1995    1994
                                                      --------  ------- -------
                                                       (THOUSANDS OF DOLLARS)
   Income Available for Common Stock
   Utility........................................... $ 82,090  $78,677 $76,665
                                                      --------  ------- -------
   Gas exploration and production operations (before
    reorganization charge)...........................    7,627    7,843   5,707
   Reorganization charge.............................   (7,800)     --      --
   Gain on sale of subsidiary stock..................   23,034      --      --
   Gain on sale of Canadian plant....................   10,505      --      --
                                                      --------  ------- -------
                                                        33,366    7,843   5,707
                                                      --------  ------- -------
   Energy services
     Pipeline and storage............................    5,319      979   3,358
     Cogeneration....................................      414    2,670   1,303
     Marketing.......................................    1,396    1,329     --
                                                      --------  ------- -------
                                                         7,129    4,978   4,661
                                                      --------  ------- -------
       Consolidated.................................. $122,585  $91,498 $87,033
                                                      ========  ======= =======

  In 1996, regulated utility operations provided an equity return of 12.80%. The return, which included incentives authorized by the New York State Public Service Commission (PSC), was higher than the allowed rate of 10.65%. The Company has earned at or above its allowed return on utility common equity in 17 of the last 18 years.

  In the last three years, income available for common stock from utility operations has benefited from additions of new firm gas heating customers, principally as a result of customer conversions from oil to gas for space heating in homes and buildings, as well as earnings incentives provided under rate stipulations (see "Rate and Regulatory Matters"). In 1996, such incentive-based earnings were related largely to higher margins on sales to large-volume and off-system customers and attaining a 93% customer satisfaction rating in benchmarks used by the PSC. The effect on utility revenues of variations in weather largely was offset by the weather normalization adjustment included in the Company's tariff. Utility operating margins have improved due to ongoing cost reduction efforts.

  In 1996, earnings from gas exploration, production and processing operations decreased, primarily due to a reorganization charge of $7.8 million, net of federal income taxes, recorded by the U.S. exploration and production subsidiary, The Houston Exploration Company (THEC). Excluding this charge, operating results were comparable in 1996 and 1995. However, earnings in 1996 also included an after-tax gain of $23.0 million on the issuance by THEC of 34% of its common stock in September 1996 (see Note 3 to the Consolidated Financial Statements, "The Houston Exploration Company" for additional information). Neither the Company, nor THEC, has plans for any further issuances of THEC stock, nor the stock of any of the Company's other subsidiaries--except for issuances under ongoing stock plans. Further, earnings included a gain of $10.5 million on the sale in July 1996 of an investment in a Canadian gas processing plant, which was sold to realize the substantial value embodied in the investment at the time. In 1995, earnings from gas exploration, production and processing operations increased, primarily due to higher U.S. natural gas production.

  Earnings from investments in energy services are attributable to various operations. In April 1996, a Company subsidiary increased its equity interest in the Iroquois Gas Transmission System, L.P. (Iroquois) by 8.0% to 19.4%, resulting in higher earnings during the year from Iroquois. In addition, earnings from pipeline and storage operations in all periods reflect higher throughput on Iroquois. In 1995, earnings were reduced by a provision for the Company's proportionate share of estimated costs of legal matters involving Iroquois. With respect to cogeneration investments, higher fuel prices caused earnings from cogeneration investments to decrease in 1996. In 1995, the increase in earnings reflected equity income from the start of operations at John F. Kennedy International Airport (JFK) and the campus of the State University of New York at Stony Brook.

  Earnings from gas marketing in 1996 were $1.4 million, similar to last year. Looking toward the future, the Company expects revenue growth as a result of the rationalization and refocusing of these operations. New wholly-owned subsidiaries have been formed to operate effectively as part of the Company's holding company strategy. One of these business units sells gas and expects to sell electricity inside and outside the traditional utility territory. The other will provide a variety of technical and maintenance management services for commercial and industrial customers. The initial focus will be conducted both independently and through strategic alliances. As an integral part of this marketing realignment, a Company subsidiary sold its 50% interest in the gas-marketing venture, PennUnion Energy Services, L.L.C., to the other partner.

  The consolidated rate of return on average common equity was 13.6% in 1996, 10.9% in 1995, and 11.0% in 1994.

  In December 1995, the Board of Directors authorized an increase in the annual dividend on common stock to $1.42 per share from $1.39 per share. This increase became effective on February 1, 1996, when the quarterly dividend was raised to 35 1/2 cents per share from 34 3/4 cents per share. Common dividends have been increased in 20 consecutive years and paid continuously for 48 years.

SALES, GAS COSTS AND NET REVENUES

  Firm utility gas sales volumes in fiscal 1996 were 141,948 MDTH compared to 123,356 MDTH in 1995 and 133,513 MDTH in 1994. Measured by annual degree days, weather was 7.7% colder than normal in 1996, 11.2% warmer than normal in 1995 and 3.1% colder than normal in 1994. Sales growth in all markets resulted primarily from conversions to natural gas from oil for space heating, especially by large apartment buildings. In 1996, the growth in firm sales normalized for weather was 2.4%, similar to that experienced in recent years.

                                                1996        1995        1994
                                             ----------  ----------  ----------
                                                  (THOUSANDS OF DOLLARS)
Utility sales............................... $1,351,821  $1,152,331  $1,279,638
Cost of gas.................................   (610,053)   (446,559)   (560,657)
                                             ----------  ----------  ----------
Net revenues................................ $  741,768  $  705,772  $  718,981
                                             ----------  ----------  ----------
Gas production and other.................... $   80,181  $   63,953  $   58,992
                                             ----------  ----------  ----------

  In 1996, higher utility sales primarily reflected higher billings due to colder weather. In 1995, the opposite occurred as lower utility sales primarily reflected lower billings for gas costs due to warm weather. For additional information regarding utility sales and net revenues in the last three years, see "Rate and Regulatory Matters."

  During the year, gas at the burner tip was competitive with alternative grades of fuel oil. Residential heating sales in markets where the competing fuel is No. 2 grade fuel oil and sales to other small-volume customers were approximately 75% of firm sales volume in 1996. Demand in these markets is less sensitive to periodic differences between gas and oil prices. In large-volume heating markets, gas service is provided under rates that are set to compete with prices of alternative fuel, including No. 6 grade heating oil. There is substantial sales potential in these markets, which include large apartment houses, government buildings and schools. Competition with other gas suppliers is expected to continue to increase as a result of deregulation.

  Moreover, a significant market for off-system gas sales, transportation and other services has developed as a result of deregulation. These sales or services reflect optimal use of available pipeline capacity as affected by weather and the Company's New York Market Hub in balancing on-system requirements to core customers with off-system services to increase total margins. In colder-than-normal winters, such as 1996, sales to on-system customers are higher whereas off-system services are comparatively lower. As a result, in 1996 gas and transportation sales and services to off-system and interruptible customers amounted to 42,950 MDTH compared with 49,910 MDTH in 1995.

  The Company and its gas exploration and production subsidiary employ derivative financial instruments, such as natural gas and oil futures, options and swaps, for the purpose of managing exposures to commodity price risk. In connection with utility operations, the Company primarily uses derivative financial instruments to fix margins on sales to large-volume customers to which gas is sold at a price indexed to the prevailing price of oil, their alternate fuel. Derivative financial instruments are used by the Company's gas exploration and production subsidiary to manage the risk associated with fluctuations in the price received for natural gas production in order to achieve a more predictable cash flow. Hedging strategies have been managed independently. (See Note 7B to the Consolidated Financial Statements, "Derivative Financial Instruments," for additional information.)

  The cost of gas, $610.1 million in 1996, was $163.5 million or 36.6% higher than in 1995. The higher cost reflects higher heating sales due to colder weather and higher average gas costs. The cost of gas in 1994 was $560.7 million reflecting higher volumes sold and higher average prices, both of which were primarily the result of cold weather in that year as compared to volumes and prices in 1995. The cost of gas for firm customers was $3.49 per DTH (one DTH equals 10 therms) in 1996, compared to $3.12 per DTH in 1995 and $3.55 per DTH in 1994. For the year ended September 30, 1996, the utility's cost of gas included hedging losses of $1.7 million related to its margin fixing strategy.

  The increase in revenues from gas production and other in 1996 is due primarily to the acquisition of additional natural gas properties (see Note 3 to the Consolidated Financial Statements, "The Houston Exploration Company", for additional information) and increased production from the gas processing plant located in British Columbia, Canada, which was purchased in April 1995 and was sold in July 1996. In 1996, gas production, including oil equivalents, was approximately 27.3 billion cubic feet (BCFe), or 4.6 BCFe above the level of production last year. In 1996, wellhead prices averaged approximately $2.11 per MCF compared with $1.47 per MCF last year. The realized price (average wellhead price received for production including recognized hedging gains and losses) was $1.82 per MCF in 1996 compared with $1.77 per MCF in 1995. Hence, the Company's hedging strategy stabilized the weather-related volatility inherent in the wellhead price which showed an increase on average of 64 cents per MCF in 1996 compared to 1995. The effective price increased 5 cents in 1996 compared to 1995. The effective price in 1996 included a hedging loss of $7.7 million while the effective price in 1995 included a hedging gain of $6.6 million. (See Note 10 to the Consolidated Financial Statements, "Supplemental Gas and Oil Disclosures", for additional information.)

EXPENSES, OTHER INCOME AND PREFERRED DIVIDENDS

  The increase in operation and maintenance expense in 1996 reflects the effects of colder weather compared to last year and the reorganization charge incurred by the U.S. exploration and production subsidiaries. The reorganization charge of $12.0 million reflects remuneration that certain former employees of the Company's other exploration and production subsidiary were paid as the result of the increase in the value of the gas and oil properties transferred to THEC. The decrease in 1995 reflected warmer weather and various cost reduction efforts. In 1994, severe winter weather caused higher utility gas distribution operation expense. The benefit of ongoing cost reduction programs substantially outweighed the adverse effects of generally higher labor and material costs. Moreover, consolidated operation expense in 1996 and 1995 included costs related to Canadian gas processing operations, which ceased in July 1996 when the plant was sold.

  The increase in depreciation and depletion expense in 1996 reflects higher depletion charges of subsidiaries due to increased gas production and higher utility depreciation expense due to property additions.

  General taxes principally include state and city taxes on utility revenues and property. The applicable property base generally has increased, although the Company has been able to realize significant savings by the aggressive pursuit of reductions in property value assessments. Taxes based on revenues reflect the variations in utility revenues each year.

  Federal income tax expense reflects changes in pre-tax income.

  The increase in earnings from energy services investments in 1996 is primarily due to the increase in earnings from Iroquois offset by lower cogeneration earnings, as previously discussed. Other income also includes pre-tax gains on the sale of the Canadian plant and on the initial public offering of 34% of THEC's common stock.

  Interest charges on long-term debt in each of the last three fiscal years generally reflect higher average subsidiary borrowings. In fiscal 1996, interest charges reflected lower utility interest costs due to debt refunding. Other interest expense primarily reflects accruals of carrying charges related to regulatory settlement items.

  Dividends on preferred stock reflect reductions in the level of preferred stock outstanding due to sinking fund redemptions.

CAPITAL EXPENDITURES

  Consolidated capital expenditures were $302.3 million in 1996, $214.0 million in 1995 and $199.6 million in 1994.

  Capital expenditures related to utility operations were $110.8 million in 1996, $108.7 million in 1995 and $103.8 million in 1994. Utility expenditures in all years principally were for the renewal and replacement of mains and services.

  Capital expenditures related to gas exploration, production and processing activities were $169.0 million in 1996, $83.0 million in 1995 and $71.3 million in 1994. Expenditures in 1996 reflect two major acquisitions totaling $84.7 million for gas and oil reserves in South Texas and the Gulf of Mexico, as well as ongoing exploration and development activities. Expenditures in 1996 primarily reflect increased off-shore development activities. Net proved gas reserves at September 30, 1996 were approximately 322 BCFe. These reserves are located off-shore in the Gulf of Mexico and on-shore in Texas, the Arkoma Basin and West Virginia.

  Capital expenditures related to energy services investments were $22.5 million in 1996, $22.3 million in 1995 and $24.5 million in 1994. Expenditures in 1996 primarily were for the acquisition of the additional interest in Iroquois. Also, in 1996 the cogeneration plant at JFK was refinanced and cash flows from investing activities include a return of capital from the proceeds. In 1995 and 1994, expenditures were primarily related to the construction of the JFK cogeneration project and, in 1995, also included $5.6 million related to the Stony Brook cogeneration plant. In 1994, capital expenditures also included the acquisition of an interest in a cogeneration plant located in Lockport, New York.

  Consolidated capital expenditures for fiscal years 1997 and 1998 are estimated to be approximately $195 million in each year, including $85 million per year related to non-utility activities. The level of such expenditures is reviewed on an ongoing basis and can be affected by timing, scope and changes in investment opportunities.

FINANCING

  Cash provided by operating activities continues to be strong and is a substantial source for financing ongoing capital expenditures. In 1996, cash flow from utility operations was reduced by the timing of budget plan billing settlements related to cold weather.

  In September 1996, THEC issued 7,130,000 shares of its common stock in an initial public offering, providing net proceeds of $101.0 million, which were used to pay down debt and to complete the financing of gas reserve acquisitions and property additions discussed previously.

  In addition, proceeds from common stock issued through the Company's employee and shareholder stock purchase plans have provided the Company approximately $27.4 million in 1996, $28.0 million in 1995 and $29.8 million in 1994. The Company issued 1,800,000 new shares of common stock on October 6, 1993, providing net proceeds of $44.9 million.

  In March 1996, the Company refunded $153.5 million of Gas Facilities Revenue Bonds, including a $98.5 million series of 9% bonds and a $55 million series of 8.75% bonds. Both series were called for redemption at optional redemption prices equal to 102% of the face amount per bond plus accrued interest. The $153.5 million refunding series, which matures in 2021, was issued on January 29, 1996, with a coupon rate of 5.5% at a price of 99% of the principal amount of the bonds. The Company expects to initiate a call of its Gas Facilities Revenue Bonds, 7 1/8% Series 1985 I and 7% Series 1985 II, which are callable on December 1, 1996 at 102% of face amount per bond plus accrued interest to the call date. If authorization is received from government agencies, the bonds would be called early in calendar year 1997.

  At September 30, 1996, the consolidated annualized cost of long-term debt was 6.3%, compared to 7.1% in 1995 and 6.9% in 1994.

FINANCIAL FLEXIBILITY AND LIQUIDITY

  At September 30, 1996, the Company had cash and temporary cash investments of $41.9 million and available bank lines of credit of $75 million, which lines are available to secure the issuance of commercial paper. The lines of credit can be increased to $150 million by December 1996. Related borrowings primarily are used to finance seasonal working capital requirements, which in recent years have not been significant. At September 30, 1996, there were no borrowings outstanding. In addition, subsidiaries have lines of credit totaling $150 million, which for the most part support borrowings under revolving loan agreements. (See Note 5C to the Consolidated Financial Statements, "Other Long-Term Debt", for additional information.)

  At September 30, 1996, the common equity component of the Company's capitalization was 55.8%.

  Fixed charge coverage ratios were 3.99 times in 1996, 3.17 times in 1995 and
3.21 times in 1994.

RATE AND REGULATORY MATTERS

 Rate Settlement Matters and Holding Company Agreement

  In September 1996, the New York State Public Service Commission (PSC) granted the Company's petition to restructure into a holding company, to be named KeySpan Energy Corporation. If the Company's shareholders approve the restructuring at its Annual Meeting in February 1997, KeySpan would become the parent holding company of Brooklyn Union and its subsidiaries (which would become subsidiaries of KeySpan) through a share exchange whereby the Company's common shareholders would receive KeySpan common stock, thus becoming the owners of KeySpan. The PSC's holding company order approved a settlement agreement among Brooklyn Union, the Staff of the Department of Public Service and several intervenor parties. This agreement contains restrictions and limitations on certain investments by KeySpan, limitations on the level of dividend payments from Brooklyn Union to KeySpan under certain circumstances, prohibitions on certain intercompany loans, guarantees and pledges, and restrictions on transactions among the affiliated holding company group.

  The agreement reached in the holding company filing included a new multi-year rate plan that became effective on October 1, 1996. After an initial rate reduction of approximately $3.0 million in fiscal 1997, the non-gas component in customer bills will be under specific price caps. Hence, the total amount for this component in rates that the Company can charge customers, in the aggregate, will remain constant for the subsequent five years, although rates in certain customer classes may be increased in order to reflect cost responsibility more appropriately. The Company also will be permitted to charge for various ancillary services.

  During the six-year term of the rate plan, the costs of gas purchased by the Company for its customers will be recovered currently in billed firm revenues through the operation of a tariff provision, the Gas Adjustment Clause (GAC). Further, in addition to recovering its specific gas costs in applicable rates, the Company's rates for transporting gas within its local distribution system provide for full margin recovery of its cost of service. (See Notes to Consolidated Financial Statements, Summary of Significant Accounting Policies and Basis for Financial Statement Presentation--Regulatory Assets.)

  Although there is no specific authorized rate of return on common equity, the rate plan includes provisions for rate changes if certain conditions applicable to inflation, exogenous costs or changes in financial condition occur. Under the agreement the Company generally is not subject to any earnings cap or provisions to share with customers any level of earnings from utility operations. However, incentive provisions remain for retention of 20% of margins on sales to off-system customers and capacity release credits, and expenditures related to remediation of the sites of former gas manufacturing plants are subject to a provision enabling the Company to retain any savings, while requiring it to absorb any costs, to the extent that expenditures vary by 10% compared with estimates. The agreement includes a customer service quality performance plan with a maximum forty basis-point pre-tax equity return penalty if service quality diminishes in certain categories over the term of the agreement. Also, the weather normalization adjustment was modified to provide that the Company may recover or be required to refund 87.5% of all margin shortfalls or surpluses resulting from weather that is warmer or colder-than-normal.

  In September 1995, the PSC approved the Company's second stage rate filing covering fiscal 1996. The approval provided for no base rate increase; however, $7.5 million in deferred credits were amortized to income in 1996. The authorized rate of return on utility common equity was set at 10.65% for fiscal 1996.

  In October 1994, the PSC approved a three-year rate settlement agreement which provided for no base rate increase in fiscal 1995; however, the Company amortized to income, as permitted, approximately $1.3 million of deferred credits in that year. The third year of this agreement was superseded by the PSC order in the holding company proceeding of September 1996 mentioned above.

 Restructuring Proceeding

  The PSC has set forth a policy framework to guide the transition of New York State's gas distribution industry in the deregulated gas industry environment. In March 1996, the PSC issued an order on utility compliance tariff filings, including the Company's, related to this framework.

  Pursuant to this order, beginning on May 1, 1996, customers in the Company's small-volume market have the option to purchase their gas supplies from sources other than the Company, which would serve as gas transporter. Large-volume customers have had this option for a number of years. Small-volume customers can be grouped together by marketers if their combined minimum threshold usage reaches 50,000 therms of gas per year, which approximates the usage of 35 homes. The PSC approved the Company's methodology of recovering the cost of pipeline capacity and storage service provided to marketing firms and transportation customers. In addition to transporting gas that customers purchase from marketers, utilities such as the Company will provide billing, meter reading and other services for aggregate rates that closely approximate the distribution charge reflected in otherwise applicable sales rates to supply these customers. The PSC order placed a limit on the amount of gas the Company would be obligated to transport in its core market under aggregation programs to

5% of total core sales in each of the next three years, with no more than 25% of any one service class permitted to convert to transportation service.

ENVIRONMENTAL MATTERS

  The Company is subject to various Federal, state and local laws and regulatory programs related to the environment. These environmental laws govern both the normal, ongoing operations of the Company as well as the cleanup of historically contaminated properties. Ongoing environmental compliance activities, which historically have not been material, are integrated with the Company's operations and maintenance activities. As of September 30, 1996, the Company had an accrued liability of $28.8 million representing costs associated with investigation and remediation at former manufactured gas plant sites. (See Note 9 to the Consolidated Financial Statements, "Environmental Matters," for additional information.)

FINANCIAL STATEMENT RESPONSIBILITY

  The Consolidated Financial Statements of the Company and its subsidiaries were prepared by management in conformity with generally accepted accounting principles.

  The Company's system of internal controls is designed to provide reasonable assurance that assets are safeguarded and that transactions are executed in accordance with management's authorizations and recorded to permit preparation of financial statements that present fairly the financial position and operating results of the Company. The Company's internal auditors evaluate and test the system of internal controls. The Company's Vice President and General Auditor reports directly to the Audit Committee of the Board of Directors, which is composed solely of outside directors. The Audit Committee meets periodically with management, the Vice President and General Auditor and Arthur Andersen LLP to review and discuss internal accounting controls, audit results, accounting principles and practices and financial reporting matters.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To The Brooklyn Union Gas Company:

  We have audited the accompanying Consolidated Balance Sheet and Consolidated Statement of Capitalization of The Brooklyn Union Gas Company (a New York corporation) and subsidiaries as of September 30, 1996 and 1995, and the related Consolidated Statements of Income, Retained Earnings and Cash Flows for each of the three years in the period ended September 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position and capitalization of The Brooklyn Union Gas Company and subsidiaries as of September 30, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1996, in conformity with generally accepted accounting principles.

Arthur Andersen LLP

October 23, 1996
New York, New York

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BASIS FOR FINANCIAL STATEMENT PRESENTATION

 Principles of Consolidation

  The Consolidated Financial Statements reflect the accounts of the Company and its subsidiaries. All significant intercompany transactions are eliminated. All other adjustments are of a normal, recurring nature and certain reclassifications have been made to amounts in prior periods to conform with the current period presentation.

  Further, the preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Utility Gas Property--Depreciation and Maintenance

  Utility gas property is stated at original cost of construction, which includes allocations of overheads and taxes and an allowance for funds used during construction.

  Depreciation is provided on a straight-line basis in amounts equivalent to composite rates on average depreciable property of 3.4% in 1996 and 1995, and 3.3% in 1994.

  The cost of property retired, plus the cost of removal less salvage, is charged to accumulated depreciation. The cost of repair and minor replacement and renewal of property is charged to maintenance expense.

 Gas Exploration and Production Property--Depletion and Depreciation

  The Company's gas exploration and production subsidiary follows the full cost method of accounting. All productive and nonproductive costs identified with acquisition, exploration and development are capitalized. Provisions for depletion are based on the units-of-production method and, when necessary, include provisions related to the asset ceiling test limitations required by the regulations of the Securities and Exchange Commission. Costs of unevaluated gas and oil properties are excluded from the amortization base until proved reserves are established or an impairment is determined.

  Provisions for depreciation of all other non-utility property are computed on a straight-line basis over useful lives of three to fifteen years.

 Investments in Energy Services

  Certain subsidiaries own as their principal assets investments representing ownership interests of 50% or less in energy-related businesses that are accounted for under the equity method.

 Revenues

  Utility customers generally are billed bi-monthly on a cycle basis. Revenues include unbilled amounts related to the estimated gas usage that occurred from the last meter reading to the end of each month.

  Revenue requirements to establish utility rates are based on sales to customers. Gas costs are recovered currently in billed firm revenues through the operation of a tariff provision, the Gas Adjustment Clause (GAC). Net revenues from off-system gas sales and tariff gas balancing services and capacity release credits are refunded to firm customers subject to certain limited sharing provisions in the Company's tariff. Prior to October 1, 1996, net revenues from tariff sales for gas and transportation services to on-system customers made on an interruptible basis were refunded to firm customers subject to sharing provisions. The GAC provision requires an annual reconciliation of recoverable gas costs and GAC revenues. Any difference is deferred pending recovery from or refund to firm customers during a subsequent twelve-month period.

 Derivative Financial Instruments

  The Company and THEC use derivative financial instruments primarily to hedge exposures in cash flows due to fluctuations in the price of natural gas and fuel oil, which in certain markets may strongly influence the Company's selling price for natural gas. Gains and losses on these instruments are recognized concurrently with the recognition of the underlying exposures.

  The Company regularly assesses the relationship between natural gas commodity prices in "cash" and futures markets. The correlation between prices in these markets has been well within a range generally deemed to be acceptable. If correlation were not to remain in an acceptable range, the Company would account for its financial instrument positions as trading activities.

 Federal Income Tax

  Prior to the adoption in 1994 of SFAS-109, "Accounting for Income Taxes", pursuant to PSC policy, deferred taxes were not provided for certain construction costs incurred before fiscal 1988 and for bases differences related to differences between tax and book depreciation methods. In accordance with SFAS-109, the Company recorded a regulatory asset for the net cumulative effect of having to provide deferred Federal income tax expense on all differences between the tax and book bases of assets and liabilities at the current tax rate.

  Investment tax credits, which were available prior to the Tax Reform Act of 1986, were deferred in operating expense and are amortized as a reduction of Federal income tax in other income over the estimated life of the related property.

 Regulatory Assets

  The Company is subject to the provisions of Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation". Regulatory assets arise from the allocation of costs and revenues to accounting periods for utility ratemaking purposes differently from bases generally applied by nonregulated companies. Regulatory assets are recognized in accordance with SFAS-71. With the exception of net tax regulatory assets all other significant assets and liabilities created by the ratemaking process, including the $33.2 million recorded for environmental remediation costs as of September 30, 1995, have been reflected in utility rates pursuant to the agreement approved by the PSC in its September 25, 1996 holding company order. Accordingly, at September 30, 1996 the Company had only a net tax regulatory asset of $74,885,000 compared to a regulatory asset of $109,636,000 related to taxes and environmental costs at September 30, 1995.

  In the event that it were no longer subject to the provisions of SFAS-71, the Company estimates that the write-off of this net tax regulatory asset could result in a charge to net income of approximately $48,675,000 which would be classified as an extraordinary item.

 Subsidiary Common Stock Issuances to Third Parties

  The Company follows an accounting policy of income statement recognition for parent company gains or losses from issuances of stock by subsidiaries.

 Research and Development Costs

  All research and development costs are expensed as incurred. For the years ended September 30, 1996, 1995 and 1994, these costs were $12.8 million, $11.9 million and $11.9 million, respectively.

                        CONSOLIDATED STATEMENT OF INCOME

                        FOR THE YEAR ENDED SEPTEMBER 30,

                                               1996        1995        1994
                                            ----------  ----------  ----------
                                                 (THOUSANDS OF DOLLARS)
OPERATING REVENUES
  Utility sales............................ $1,351,821  $1,152,331  $1,279,638
  Gas production and other.................     80,181      63,953      58,992
                                            ----------  ----------  ----------
                                             1,432,002   1,216,284   1,338,630
                                            ----------  ----------  ----------
OPERATING EXPENSES
  Cost of gas..............................    610,053     446,559     560,657
  Operation and maintenance................    428,977     385,654     384,734
  Depreciation and depletion...............     79,610      72,020      69,611
  General taxes............................    143,296     134,718     150,743
  Federal income tax (See Note 1)..........     39,508      41,989      40,556
                                            ----------  ----------  ----------
OPERATING INCOME...........................    130,558     135,344     132,329
OTHER INCOME
  Income from energy services investments..     13,523       9,458       5,689
  Gain on sale of investment in Canadian
   plant...................................     16,160         --          --
  Gain on sale of subsidiary stock (See
   Note 3).................................     35,437         --          --
  Other, net...............................     (1,188)        151         700
  Federal income tax (See Note 1)..........    (19,861)        (51)       (142)
                                            ----------  ----------  ----------
INCOME BEFORE INTEREST CHARGES.............    174,629     144,902     138,576
INTEREST CHARGES
  Long-term debt...........................     46,803      47,939      46,900
  Other....................................      4,918       5,128       4,292
                                            ----------  ----------  ----------
NET INCOME.................................    122,908      91,835      87,384
DIVIDENDS ON PREFERRED STOCK...............        323         337         351
                                            ----------  ----------  ----------
INCOME AVAILABLE FOR COMMON STOCK.......... $  122,585  $   91,498  $   87,033
                                            ==========  ==========  ==========
EARNINGS PER SHARE OF COMMON STOCK
(Average shares outstanding of 49,365,435,
 48,211,220 and 46,979,597, respectively).. $     2.48  $     1.90  $     1.85
                                            ==========  ==========  ==========

                  CONSOLIDATED STATEMENT OF RETAINED EARNINGS

                        FOR THE YEAR ENDED SEPTEMBER 30,

                                                      1996     1995     1994
                                                    -------- -------- --------
                                                      (THOUSANDS OF DOLLARS)
BALANCE AT BEGINNING OF YEAR....................... $303,709 $279,466 $255,979
INCOME AVAILABLE FOR COMMON STOCK..................  122,585   91,498   87,033
                                                    -------- -------- --------
                                                     426,294  370,964  343,012
LESS:
  Cash dividends declared ($1.42, $1.39 and $1.35
   per common share, respectively).................   70,291   67,229   63,652
  Other adjustments................................       30       26     (106)
                                                    -------- -------- --------
BALANCE AT END OF YEAR............................. $355,973 $303,709 $279,466
                                                    ======== ======== ========

   The accompanying Summary of Significant Accounting Policies and Basis for Financial Statement Presentation and Notes to Consolidated Financial Statements
                    are integral parts of these statements.

                           CONSOLIDATED BALANCE SHEET

                                                            SEPTEMBER 30,
                                                       ------------------------
                                                          1996         1995
                                                       -----------  -----------
                                                       (THOUSANDS OF DOLLARS)
ASSETS
Property
  Utility, at cost...................................  $ 1,782,440  $ 1,690,193
  Accumulated depreciation...........................     (429,476)    (393,263)
  Gas exploration and production, at cost (See Note
   3)................................................      510,568      353,847
  Accumulated depletion..............................     (165,414)    (138,136)
                                                       -----------  -----------
                                                         1,698,118    1,512,641
                                                       -----------  -----------
INVESTMENTS IN ENERGY SERVICES (SEE NOTE 8)..........      115,529      121,023
                                                       -----------  -----------
CURRENT ASSETS
  Cash...............................................       18,524       15,992
  Temporary cash investments.........................       23,397       24,550
  Accounts receivable................................      172,843      146,018
  Allowance for uncollectible accounts...............      (15,616)     (13,730)
  Gas in storage, at average cost....................       91,813       88,810
  Materials and supplies, at average cost............       12,089       13,203
  Prepaid gas costs..................................       11,945       15,725
  Other..............................................       38,888       19,856
                                                       -----------  -----------
                                                           353,883      310,424
                                                       -----------  -----------
DEFERRED CHARGES.....................................      122,073      172,834
                                                       -----------  -----------
                                                       $ 2,289,603  $ 2,116,922
                                                       ===========  ===========
CAPITALIZATION AND LIABILITIES
CAPITALIZATION (SEE ACCOMPANYING STATEMENT AND NOTE
 5)
  Common equity......................................  $   905,808  $   826,290
  Preferred stock, redeemable........................        6,600        6,900
  Long-term debt.....................................      712,013      720,569
                                                       -----------  -----------
                                                         1,624,421    1,553,759
                                                       -----------  -----------
CURRENT LIABILITIES
  Accounts payable...................................      143,561      103,705
  Dividends payable..................................       18,229       17,536
  Taxes accrued......................................       10,905        3,635
  Customer deposits..................................       21,881       22,252
  Customer budget plan credits.......................        8,892       24,790
  Interest accrued and other.........................       37,244       39,438
                                                       -----------  -----------
                                                           240,712      211,356
                                                       -----------  -----------
DEFERRED CREDITS AND OTHER LIABILITIES
  Federal income tax.................................      282,041      247,882
  Unamortized investment tax credits.................       20,007       20,948
  Other..............................................       43,573       82,977
                                                       -----------  -----------
                                                           345,621      351,807
                                                       -----------  -----------
MINORITY INTEREST IN SUBSIDIARY COMPANY (SEE NOTE 3).       78,849          --
                                                       -----------  -----------
                                                       $ 2,289,603  $ 2,116,922
                                                       ===========  ===========

   The accompanying Summary of Significant Accounting Policies and Basis for
    Financial StatementPresentation and Notes to Consolidated Statements are
                      integral parts of these statements.

                    CONSOLIDATED STATEMENT OF CAPITALIZATION

                                                            SEPTEMBER 30,
                                                       ------------------------
                                                          1996         1995
                                                       -----------  -----------
                                                       (THOUSANDS OF DOLLARS)
COMMON EQUITY
Common stock, $.33 1/3 par value, authorized
 70,000,000 shares; outstanding 49,857,448 and
 48,788,320 shares, respectively ....................  $   549,835  $   522,581
Retained earnings (See accompanying statement).......      355,973      303,709
                                                       -----------  -----------
                                                           905,808      826,290
                                                       -----------  -----------
PREFERRED STOCK, REDEEMABLE
$100 par value, cumulative, authorized 900,000 shares
 4.60% Series B, 69,000 and 72,000 shares outstand-
 ing, respectively...................................        6,900        7,200
Less: Current sinking fund requirements..............          300          300
                                                       -----------  -----------
                                                             6,600        6,900
                                                       -----------  -----------
LONG-TERM DEBT
Gas facilities revenue bonds (issued through New York
 State Energy Research and Development Authority)
  9% Series 1985 A due May 2015......................          --        98,500
  8 3/4% Series 1985 due July 2015...................          --        55,000
  6.368% Series 1993 A and Series 1993 B due April
   2020..............................................       75,000       75,000
  7 1/8% Series 1985 I due December 2020.............       62,500       62,500
  7% Series 1985 II due December 2020................       62,500       62,500
  5.5% Series 1996 due January 2021..................      153,500          --
  6.75% Series 1989 A due February 2024..............       45,000       45,000
  6.75% Series 1989 B due February 2024..............       45,000       45,000
  5.6% Series 1993 C due June 2025...................       55,000       55,000
  6.95% Series 1991 A and Series 1991 B due July
   2026..............................................      100,000      100,000
  5.635% Series 1993 D-1 and Series 1993 D-2 due July
   2026..............................................       50,000       50,000
                                                       -----------  -----------
                                                           648,500      648,500
Unamortized premium--Long-term debt..................       (1,489)         --
Subsidiary borrowings................................       65,002       72,069
                                                       -----------  -----------
                                                           712,013      720,569
                                                       -----------  -----------
                                                       $ 1,624,421  $ 1,553,759
                                                       ===========  ===========

   The accompanying Summary of Significant Accounting Policies and Basis for Financial Statement Presentation and Notes to Consolidated Financial Statements
                    are integral parts of these statements.

                     CONSOLIDATED STATEMENT OF CASH FLOWS

                                                FOR THE YEAR ENDED SEPTEMBER
                                                             30,
                                                -------------------------------
                                                  1996       1995       1994
                                                ---------  ---------  ---------
                                                   (THOUSANDS OF DOLLARS)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income....................................  $ 122,908  $  91,835  $  87,384
Adjustments to reconcile net income to net
 cash provided by operating activities:
  Depreciation and depletion..................     83,006     77,696     75,386
  Deferred Federal income tax ................     25,985     11,037     10,897
  Gain on sale of investment in Canadian
   operations.................................    (16,160)       --         --
  Gain on sale of subsidiary stock............    (35,437)       --         --
  Income from energy services investments.....    (13,523)    (9,458)    (5,689)
  Dividends received from energy services
   investments................................     11,031      3,595      4,392
  Change in accounts receivable, net..........    (24,939)    44,712     31,906
  Change in accounts payable..................     39,856    (29,283)   (34,121)
  Gas inventory and prepayments...............        777      6,208      5,498
  Other.......................................      8,863     14,439     18,474
                                                ---------  ---------  ---------
Cash provided by operating activities.........    202,367    210,781    194,127
                                                ---------  ---------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES
Sale of common stock..........................     27,407     27,974     29,828
Proceeds from sale of subsidiary stock .......    101,041        --         --
Common stock proceeds receivable..............        --         --      44,910
Issuance of long-term debt....................    153,500     19,192     12,077
Repayment of long-term debt and preferred
 stock........................................   (160,867)      (300)      (300)
Dividends paid................................    (70,614)   (67,566)   (64,003)
                                                ---------  ---------  ---------
Cash provided by (used for) financing activi-
 ties.........................................     50,467    (20,700)    22,512
                                                ---------  ---------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures (excluding allowance for
 equity funds used during construction).......   (301,307)  (212,732)  (197,496)
Proceeds from sale of investment in Canadian
 plant........................................     26,938        --      11,691
Partnership distribution 1996 and other.......     22,914      9,702      1,398
                                                ---------  ---------  ---------
Cash used in investing activities.............   (251,455)  (203,030)  (184,407)
                                                ---------  ---------  ---------
CHANGE IN CASH AND TEMPORARY CASH INVESTMENTS.  $   1,379  $ (12,949) $  32,232
CASH AND TEMPORARY CASH INVESTMENTS AT BEGIN-
 NING
 OF YEAR......................................     40,542     53,491     21,259
                                                ---------  ---------  ---------
CASH AND TEMPORARY CASH INVESTMENTS AT END OF
 YEAR.........................................  $  41,921  $  40,542  $  53,491
                                                =========  =========  =========

  Temporary cash investments are short-term marketable securities purchased with maturities of three months or less that are carried at cost which approximates their fair value.

Supplemental disclosures of cash flows
  Income taxes................................  $  37,053  $  36,000  $  36,900
  Interest....................................  $  53,210  $  53,047  $  50,872
                                                =========  =========  =========

   The accompanying Summary of Significant Accounting Policies and Basis for Financial Statement Presentation and Notes to Consolidated Statements are
                      integral parts of these statements.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. FEDERAL INCOME TAX

  Income tax expense (benefit) is reflected as follows in the Consolidated Statement of Income:

                                                    YEAR ENDED SEPTEMBER 30,
                                                   ----------------------------
                                                     1996      1995      1994
                                                   --------  --------  --------
                                                     (THOUSANDS OF DOLLARS)
   OPERATING EXPENSES
     Current...................................... $ 27,766  $ 31,676  $ 38,403
     Deferred.....................................   11,742    10,313     2,153
                                                   --------  --------  --------
                                                     39,508    41,989    40,556
                                                   --------  --------  --------
   OTHER INCOME
     Current......................................    6,559       379    (7,528)
     Deferred.....................................   14,243       724     8,744
     Amortization of investment tax credits.......     (941)   (1,052)   (1,074)
                                                   --------  --------  --------
                                                     19,861        51       142
                                                   --------  --------  --------
   Total Federal income tax....................... $ 59,369  $ 42,040  $ 40,698
                                                   ========  ========  ========

  The components of the Company's net deferred income tax liability reflected as Deferred Credits and Other Liabilities--Federal income tax in the Consolidated Balance Sheet are as follows:

                                                             SEPTEMBER 30,
                                                        -----------------------
                                                           1996        1995
                                                        ----------- -----------
                                                        (THOUSANDS OF DOLLARS)
   Utility property.................................... $   176,565 $   180,708
   Gas production and other property...................      69,488      49,402
   Net tax regulatory asset............................      26,210      28,214
   Other...............................................       9,778     (10,442)
                                                        ----------- -----------
   Net deferred income tax liability................... $   282,041 $   247,882
                                                        =========== ===========

  The following is a reconciliation between reported income tax and tax computed at the statutory rate of 35%:

                                                    YEAR ENDED SEPTEMBER 30,
                                                   ----------------------------
                                                     1996      1995      1994
                                                   --------  --------  --------
                                                     (THOUSANDS OF DOLLARS)
   Computed at statutory rate..................... $ 63,797  $ 46,856  $ 44,828
   Adjustments related to:
     Gas production tax credits...................   (1,962)   (2,730)   (1,303)
     Nontaxable interest income...................     (678)     (870)     (556)
     Amortization of investment tax credits.......     (941)   (1,052)   (1,074)
     Other, net...................................     (847)     (164)   (1,197)
                                                   --------  --------  --------
   Total Federal income tax....................... $ 59,369  $ 42,040  $ 40,698
                                                   --------  --------  --------
   Effective income tax rate......................       33%       31%       32%
                                                   ========  ========  ========

2. POSTRETIREMENT BENEFITS

  A. PENSION: The Company has a noncontributory defined benefit pension plan covering substantially all employees. Benefits are based on years of service and compensation. The Company's funding policy for pensions is in accordance with requirements of Federal law and regulations. There were no pension contributions in 1996, 1995 and 1994. Special retirement programs were initiated in 1995 and 1994.

  The calculation of net periodic pension cost follows:

                                                  YEAR ENDED SEPTEMBER 30,
                                                 ----------------------------
                                                   1996      1995      1994
                                                 --------  --------  --------
                                                   (THOUSANDS OF DOLLARS)
   Service cost, benefits earned during the
    year........................................ $ 15,160  $ 11,533  $ 15,100
   Special retirement charge....................      --      5,416     8,465
                                                 --------  --------  --------
                                                   15,160    16,949    23,565
                                                 --------  --------  --------
   Interest cost on projected benefit
    obligation..................................   37,128    35,128    29,511
   Return on plan assets........................  (78,930)  (82,626)  (12,430)
   Net amortization and deferral................   31,745    34,786   (32,798)
                                                 --------  --------  --------
   Total pension cost........................... $  5,103  $  4,237  $  7,848
                                                 ========  ========  ========

  The following table sets forth the plan's funded status and amounts recognized in the Company's Consolidated Balance Sheet. Plan assets principally are investment grade common stock and fixed income securities.

                                                           SEPTEMBER 30
                                                      ------------------------
                                                         1996         1995
                                                      -----------  -----------
                                                      (THOUSANDS OF DOLLARS)
   Actuarial present value of benefit obligations:
   Vested............................................ $  (414,988) $  (401,159)
   Accumulated....................................... $  (439,278) $  (423,434)
   Projected......................................... $  (563,852) $  (545,825)
   Plan assets at fair value......................... $   608,080  $   555,906
                                                      -----------  -----------
   Plan assets in excess of projected benefit
    obligation....................................... $    44,228  $    10,081
   Unrecognized net loss (gain) from past experience
    different from that assumed and from changes in
    assumptions......................................     (32,755)      10,880
   Unrecognized transition asset.....................     (27,914)     (32,566)
                                                      -----------  -----------
   Accrued pension liability......................... $   (16,441) $   (11,605)
                                                      -----------  -----------
   Assumptions:
   Obligation discount...............................        7.25%        7.00%
   Asset return......................................        7.75%        7.50%
   Average annual increase in compensation...........        5.50%        5.50%
                                                      ===========  ===========

  B. OTHER--RETIREE HEALTH CARE AND LIFE INSURANCE: The Company sponsors noncontributory defined benefit plans under which it provides certain health care and life insurance benefits for retired employees. The Company has been funding a portion of future benefits over employees' active service lives through a Voluntary Employee Beneficiary Association (VEBA) trust. Contributions to VEBA trusts are tax deductible, subject to limitations contained in the Internal Revenue Code. The Company's policy is to fund the cost of postretirement benefits in a tax effective manner as part of its overall strategy to manage the costs of its benefit programs for employees.

  Net periodic other postretirement benefit cost included the following components:

                                                    YEAR ENDED SEPTEMBER 30,
                                                    --------------------------
                                                        1996          1995
                                                    ------------  ------------
                                                     (THOUSANDS OF DOLLARS)
   Service cost, benefits earned during the year... $      3,178  $      2,590
   Interest cost on accumulated postretirement
    benefit obligation.............................       10,673         9,958
   Return on plan assets...........................       (9,382)       (6,746)
   Net amortization and deferral...................       10,961         6,752
                                                    ------------  ------------
   Other postretirement benefit cost............... $     15,430  $     12,554
                                                    ============  ============

  The following table sets forth the plans' funded status, reconciled with amounts recognized in the Company's Consolidated Balance Sheet.

                                                           SEPTEMBER 30,
                                                      ------------------------
                                                         1996         1995
                                                      -----------  -----------
                                                      (THOUSANDS OF DOLLARS)
   Actuarial present value of accumulated
    postretirement benefit obligation
     Retirees........................................ $   (88,278) $   (87,022)
     Fully eligible active plan participants.........     (18,271)     (10,980)
     Other active plan participants..................     (63,762)     (56,157)
                                                      -----------  -----------
                                                      $  (170,311) $  (154,159)
                                                      -----------  -----------
   Plan assets at fair value, primarily stocks and
    bonds............................................ $    93,452  $    72,638
                                                      -----------  -----------
   Accumulated postretirement benefit obligation in
    excess of
    plan assets...................................... $   (76,859) $   (81,521)
   Unrecognized net loss from past experience
    different from that assumed and from changes in
    assumptions......................................      29,285       25,345
   Unrecognized transition obligation................      64,015       67,781
                                                      -----------  -----------
   Prepaid other postretirement benefit.............. $    16,441  $    11,605
                                                      -----------  -----------
   Assumptions:
     Obligation discount.............................        7.25%        7.00%
     Asset return....................................        7.75%        7.50%
                                                      ===========  ===========

  The measurement also assumes a health care cost trend rate of 8.5% decreasing to 5.0% by the year 2007 and remaining at that level thereafter. A 1.0% increase in the health care cost trend rate would have the effect of increasing the accumulated postretirement benefit obligation as of September 30, 1996 and the net periodic SFAS-106 expense by approximately $23,825,000 and $1,935,000, respectively.

3. THE HOUSTON EXPLORATION COMPANY (THEC)

  Certain former employees of Fuel Resources Inc., the subsidiary of the Company that previously owned certain onshore natural gas and oil producing properties and acreage, were entitled to receive remuneration for the increase in the value of these properties should these properties be sold or transferred. These former employees were paid, and a reorganization charge of $12.0 million was recorded in operation and maintenance expense in the accompanying Consolidated Statement of Income, as a result of the transfer of these properties to THEC in 1996.

  In September 1996, THEC completed an initial public offering (the "IPO") of 7,130,000 shares of its common stock at an offering price of $15.50 per share. The cash proceeds to THEC from the IPO, after deductions for commissions and offering expenses, were $101.0 million and were used to repay a portion of

THEC's short-term borrowings incurred as a result of two major acquisitions in 1996 of properties and proved gas reserves for $84.7 million. One of these acquisitions also required THEC to issue, in conjunction with the IPO, 762,387 shares (the number of shares being determined by the IPO price) of its common stock as consideration for the $11.8 million portion of the acquisition's purchase price that was to be funded with THEC's stock.

  Further, in September 1996, THEC issued, also in conjunction with the IPO, 145,161 shares of its common stock to its President for certain of his working interests, valued at $2.3 million, in properties owned by THEC. As a result of these three stock issuances, the Company's ownership in THEC was reduced from 100% to approximately 66%, and the Company recorded a $35.4 million gain ($23.0 million after tax) in recognition of the net increase in the book value of the Company's investment in THEC.

4. FIXED OBLIGATIONS

  A. LEASES: Lease costs included in operation expense were $13,894,000 in 1996, $14,706,000 in 1995 and $15,547,000 in 1994. The future minimum lease payments under the Company's various leases, all of which are operating leases, are approximately $14,143,000 per year over the next five years and $149,547,000 in the aggregate for years thereafter.

  The Company has a lease agreement with a remaining term of 15 years for its corporate headquarters.

  B. FIXED CHARGES UNDER FIRM CONTRACTS: The Company has entered into various contracts for gas delivery and supply services. The contracts have remaining terms that cover from one to seventeen years. Certain of these contracts require payment of monthly charges in the aggregate amount of approximately $4.3 million per month in all events and regardless of the level of service available. Such charges are recovered as gas costs.

5. CAPITALIZATION

  A. COMMON AND PREFERRED STOCK: In 1996 and 1995, the Company issued 1,069,128 and 1,198,305 shares of common stock for $27,407,000 and $27,974,000, respectively, under the Dividend Reinvestment and Stock Purchase Plan, the Discount Stock Purchase Plan for Employees, and the Employee Savings Plan. At September 30, 1996, 2,355,942 unissued shares of common stock were reserved for issuance under these plans. Other changes to common stock reflect the amortization of premiums paid on preferred stock redeemed in prior years which were deferred in order to reflect the ratemaking treatment. Annual amortization was approximately $155,000 in each of the past two years.

  The 4.60% Series B preferred stock is subject to an annual sinking fund requirement of 3,000 shares at par value.

  B. GAS FACILITIES REVENUE BONDS AND OTHER: The Company can issue tax-exempt bonds through the New York State Energy Research and Development Authority. Whenever bonds are issued for new gas facilities projects, proceeds are deposited in trust and subsequently withdrawn by the Company to finance qualified expenditures.

  There are no sinking fund requirements for any Gas Facilities Revenue Bonds. The Company's 7 1/8% Series 1985 I and 7% Series 1985 II Gas Facilities Revenue Bonds became callable on December 1, 1996, each issue at the optional redemption price of 102% of par value plus accrued interest. The Company is seeking authorization of government agencies for the call and refunding of these bond issues.

  C. OTHER LONG-TERM DEBT: THEC has a $150 million unsecured line of credit which for the most part supports borrowings under a revolving loan agreement. Up to $5 million of this line is available for the issuance of letters of credit to support performance guarantees. This credit facility matures on July 1, 2000. At September 30, 1996, borrowings of $65 million were outstanding under this line of credit and $1.6 million was committed under outstanding letter of credit obligations. Borrowings under this facility bear interest, at THEC's option, at rates indexed at a premium to the Federal Funds rate or LIBOR, or based on the prime rate. The interest rate on this debt was 6.5% per annum at fiscal year-end. Covenants related to this line of credit require the maintenance of certain financial ratios and involve other restrictions regarding cash dividends, the purchase or redemption of stock and the pledging of assets.

6. STOCK OPTIONS AND AWARDS

  On November 15, 1995, the Company implemented the Long-Term Performance Incentive Compensation Plan and granted 202,800 nonqualified stock options and 13,000 performance shares to officers. The number of shares of Common Stock reserved for issuance under this Plan is 1,500,000 in the aggregate; however, no more than 750,000 shares will be available for issuance pursuant to the exercise of the stock options.

  The stock options were awarded at an exercise price of $27.00 (the fair market value on the grant date). They vest ratably over a three-year period from the grant date with a ten-year exercise period. The stock options were not exercisable as of September 30, 1996. The performance shares granted represent the target number of shares, as defined under the Plan, that will vest at the end of a three-year performance period ending on September 30, 1998. The actual number of performance shares to be earned is contingent upon achieving target levels of total shareholder return in relation to the Standard & Poor's Utilities Index. The actual awards will range from 0 to 200% of the target number of shares.

  In October 1995, the FASB issued Statement No. 123, "Accounting for Stock-Based Compensation." This statement requires companies to either recognize compensation costs attributable to employee stock options or similar equity instruments in net income or, in the alternative, provide pro forma footnote disclosure on net income and earnings per share. Implementation of this statement is required in the Company's 1997 fiscal year. The Company does not anticipate that the provisions of this statement will have a material effect on the Company's net income.

7. FINANCIAL INSTRUMENTS

  A. FAIR VALUE OF FINANCIAL INSTRUMENTS: The Company's long-term debt consists primarily of publicly traded Gas Facilities Revenue Bonds, the fair value of which is estimated based on quoted market prices for the same or similar issues. The fair value of these bonds at September 30, 1996 and 1995 was $660,499,600 and $673,408,300, respectively, and the carrying value was $648,500,000 in both years. Subsidiary debt is carried at an amount approximating fair value because its interest rate is based on current market rates.

  The fair value of the Company's redeemable preferred stock is estimated based on quoted market prices for similar issues. At September 30, 1996 and 1995, the fair value of this stock was $4,958,300 and $5,228,800, respectively, and the carrying value was $6,600,000 and $6,900,000, respectively.

  All other financial instruments included in the Consolidated Balance Sheet are stated at amounts that approximate fair values.

  B. DERIVATIVE FINANCIAL INSTRUMENTS: The Company and THEC employ derivative financial instruments--natural gas futures, options and swaps--for the purpose of managing commodity price risk.

  The utility tariff applicable to certain large-volume customers permits gas to be sold at prices established monthly within a specified range expressed as a percentage of prevailing alternate fuel oil prices. The Company uses derivatives, primarily futures, to fix profit margins on specified portions of the sales to this market in line with pricing objectives. Implementation of the strategy involves establishment of long (buy) positions in gas futures contracts with offsetting short (sell) positions in oil futures contracts of equivalent energy value that are capped by options over the same time period. The long gas futures position follows, generally within a range of 80% to 120%, the cost of gas to serve this market while the short oil futures position correspondingly replicates, within the same range, the selling price of gas. The Company has developed a strong sense of the relationship between gas and oil prices in the target markets, and the implementation of its strategy has satisfactorily hedged its exposure to the loss of profit margins on the desired portion of anticipated sales.

  With respect to natural gas production operations, THEC generally uses swaps and standard New York Mercantile Exchange futures contracts or options to hedge the price risk related to known production plans and capabilities. These instruments include a fixed price/volume and the swaps are structured as both straight and participating swaps. In all cases, THEC pays the other parties the amount by which the floating variable price (settlement price) exceeds the fixed price and receives the amount by which the settlement price is below the fixed price.

  Two participating swap contracts covering 1,860,000 and 930,000 Mcf in 1997 and 1998, respectively, are priced at $1.98 and $2.05. The volumes under these two swaps are reduced by 50% in each month where the NYMEX prices for that month exceed the fixed price under the swap contract.

  The following table summarizes the notional amounts and related fair values of the Company's derivative financial instrument positions outstanding at September 30, 1996. Fair values are based on quotes for the same or similar instruments. Differences between the notional contract amounts and fair values represent implicit gains on gas contracts representing long positions or losses on oil contracts representing short positions if the instruments were settled at market.

                       FISCAL YEAR FIXED PRICE   VOLUME    NOTIONAL  FAIR
                       OF MATURITY   PER MCF      (MCF)     AMOUNT   VALUE
                       ----------- ----------- ----------- -------- -------
GAS                                                         (IN THOUSANDS)
TYPE OF INSTRUMENT
------------------
Futures contracts.....    1997     $1.97-$2.39  13,630,000 $30,447  $30,613
Options...............    1997     $2.30-$3.00   3,020,000 $   --   $   964
Swap contracts........    1997     $1.53-$2.09  16,858,000 $32,219  $32,165
                          1998     $1.53-$2.09   4,280,000 $ 8,054  $ 8,166
                       FISCAL YEAR FIXED PRICE   VOLUME    NOTIONAL  FAIR
                       OF MATURITY PER GALLON   (GALLONS)   AMOUNT   VALUE
                       ----------- ----------- ----------- -------- -------
OIL                                                         (IN THOUSANDS)
TYPE OF INSTRUMENT
------------------
Futures contracts.....    1997     $0.49-$0.58 122,556,000 $66,297  $81,530
                          1998        $0.52      6,342,000 $ 3,315  $ 3,592
Options...............    1997     $0.13-$0.22  63,672,000 $   211  $ 1,018

  Futures contracts expire and are renewed monthly. As of September 30, 1996, no such contract extended beyond January 1998. Further, swaps contracts are settled monthly and extend through March 1998. Margin deposits with brokers at September 30, 1996 and 1995 amounted to $23,619,000 and $1,662,400, respectively, and are recorded in Other in the current assets section of the balance sheet. Deferred gains (losses) on closed positions were $1,330,000 and ($748,000) at September 30, 1996 and 1995, respectively.

  The Company and THEC are exposed to credit risk in the event of nonperformance by counterparties to derivative contracts, as well as nonperformance by the counterparties of the transactions against which they are hedged. The Company believes that the credit risk related to the futures, options and swap contracts is no greater than that associated with the primary contracts which they hedge, as these contracts are with major investment grade financial institutions, and that elimination of the price risk lowers the Company's overall business risk.

8. INVESTMENT IN IROQUOIS PIPELINE

  A Company subsidiary, North East Transmission Co., Inc. (NETCO), owns a 19.4% partnership interest in Iroquois Gas Transmission System, L.P. (Iroquois). Iroquois owns a 375-mile pipeline extending from Canada to the Northeast United States. NETCO's investment in Iroquois was $35.4 million at September 30, 1996.

  In 1992 Iroquois was informed that Federal criminal and civil investigations of the construction of certain of its pipeline facilities had been commenced. The investigations were to determine whether Iroquois violated various environmental and other laws in the construction of such facilities. In addition, beginning in late 1993, Iroquois was informed by the Federal Energy Regulatory Commission (FERC), the Army Corps of Engineers, the U.S. Department of Transportation (DOT) and the New York State Public Service Commission that each of these agencies had also commenced investigations regarding the construction of pipeline facilities.

  On May 23, 1996, as part of a comprehensive resolution of these investigations, Iroquois Pipeline Operating Company (IPOC), the operator of the pipeline, pleaded guilty to four felony violations of the Clean Water Act and entered into consent decrees under the Clean Water Act in four federal judicial districts. Although not a named defendant, Iroquois signed the plea agreement and consent decrees and is bound by their terms. Iroquois also entered into a related settlement with the State of New York. Under these various agreements, Iroquois and IPOC agreed to pay $22 million in fines and penalties, agreed to remediate 27 wetlands along the length of the pipeline, and agreed to implement under FERC and DOT orders two ten-year plans to address certain ground stability and pipeline safety concerns. Iroquois also entered into a separate settlement with the FERC. In September 1995, a provision was made in the Company's consolidated earnings for NETCO's share of the estimated settlement costs. This provision was adequate to account for NETCO's share of the above costs.

9. ENVIRONMENTAL MATTERS

  Historically, the Company, or predecessor entities to the Company, owned or operated several former manufactured gas plant (MGP) sites. These sites have been identified for the New York State Department of Environmental Conservation (DEC) for inclusion on appropriate waste site inventories. In certain circumstances, former MGP sites can give rise to environmental cleanup responsibilities for the Company.

  Two MGP sites are under active consideration by the Company. One site, which is located on property still owned by the Company, is the former Coney Island MGP facility located in Brooklyn, New York. This site is the subject of continuing interim remedial action under the direction of the U.S. Coast Guard. The Company executed a consent order with the DEC addressing the overall remediation of the Coney Island site in accordance with state law. A schedule of investigative and cleanup activities is being developed, leading to a cleanup over the next several years. The other site currently is owned by the City of New York (City). The Company and the City are discussing a mutual approach to sharing potential environmental responsibility for this site. The Company believes it is likely that, at a minimum, investigative costs will be incurred by the Company with respect to that site.

  Based upon the Coney Island site consent order and the estimated costs of investigation of the City site, the Company believes that the minimum cost of MGP-related environmental cleanup will be approximately $34 million, based upon current information, primarily for the Coney Island site. The Company's actual MGP-related costs may be substantially higher, depending upon remediation experience, eventual end use of the sites, and environmental conditions not addressed in the consent order or current investigative plans. Such potential additional costs are not subject to estimation at this time.

  As of September 30, 1996, the Company had an unpaid liability of $28.4 million. By order issued February 16, 1995, the PSC approved the Company's July 1993 petition to defer the costs associated with environmental site investigation and remediation incurred in 1993 and thereafter. Recovery of these costs began in fiscal year 1995, and is conditioned upon absence of a PSC determination that such costs have not been reasonably or prudently incurred. In addition, the Company must demonstrate that it has taken all reasonable steps to obtain cost recovery from all available funding sources, including other responsible parties and insurance sources.

  Moreover, the rate agreement that became effective on October 1, 1996, described in "Rate and Regulatory Matters" of Management's Discussion and Analysis of Results of Operations and Financial Condition, provides, among other things, that if the total cost of investigating and remediating the Coney Island site plus the cost of investigating the City site varies from the amount originally accrued for these activities, the Company will retain or absorb 10% of the variation. Under the rate agreement, similar ratemaking treatment will be available for any additional accrued liabilities for other MGP sites, should such accrual be required.

NOTE 10. SUPPLEMENTAL GAS AND OIL DISCLOSURES

  This information includes amounts attributable to a 34% minority interest at September 30, 1996. In addition, gas and oil operations, and reserves, were predominantly located in the United States in all years.

        CAPITALIZED COSTS RELATING TO GAS AND OIL PRODUCING ACTIVITIES

                                                           SEPTEMBER 30,
                                                      ------------------------
                                                         1996         1995
                                                      -----------  -----------
                                                      (THOUSANDS OF DOLLARS)
Unproved properties not being amortized.............. $    60,137  $    35,082
Properties being amortized--productive and
 nonproductive.......................................     441,024      299,398
                                                      -----------  -----------
Total capitalized costs..............................     501,161      334,480
Accumulated depletion................................    (160,128)    (132,809)
                                                      -----------  -----------
Net capitalized costs................................ $   341,033  $   201,671
                                                      ===========  ===========

  At September 30, 1996 and 1995, the Company had an immaterial deficiency in its asset ceiling test; however, such deficiency was eliminated by subsequent increases in the price of natural gas.

  The following is a break-out of the costs (in thousands of dollars) which are excluded from the amortization calculation as of September 30, 1996, by year of acquisition: 1996--$36,557; 1995--$13,312; and prior years--$10,268.
The Company cannot accurately predict when these costs will be included in the amortization base, but it is expected that these costs will be evaluated within the next five years.

COSTS INCURRED IN PROPERTY ACQUISITION, EXPLORATION AND DEVELOPMENT ACTIVITIES

                                                         1996    1995    1994
                                                       -------- ------- -------
                                                        (THOUSANDS OF DOLLARS)
   Acquisition of properties--
    Unproved properties............................... $ 24,577 $10,996 $11,022
    Proved properties.................................   89,828  14,983  28,370
   Exploration........................................   20,828   5,907  18,961
   Development........................................   31,005  37,953   9,781
                                                       -------- ------- -------
   Total costs incurred............................... $166,238 $69,839 $68,134
                                                       ======== ======= =======

          RESULTS OF OPERATIONS FROM GAS AND OIL PRODUCING ACTIVITIES

                                                          1996    1995    1994
                                                         ------- ------- -------
                                                         (THOUSANDS OF DOLLARS)
   Revenues from gas and oil producing activities--
   Sales to unaffiliated parties.......................  $50,431 $40,810 $41,185
   Sales to affiliates.................................      --      --    2,023
                                                         ------- ------- -------
   Revenues............................................   50,431  40,810  43,208
                                                         ------- ------- -------
   Production and lifting costs........................    8,860   5,762   5,360
   Depletion...........................................   27,368  22,906  24,978
                                                         ------- ------- -------
     Total expenses....................................   36,228  28,668  30,338
                                                         ------- ------- -------
   Income before taxes.................................   14,203  12,142  12,870
   Income taxes........................................    3,037   1,957   3,306
                                                         ------- ------- -------
   Results of gas and oil producing activities (exclud-
    ing corporate overhead and interest costs).........  $11,166 $10,185 $ 9,564
                                                         ======= ======= =======

  The gas and oil reserves information is based on estimates of proved reserves attributable to the Company's interest as of September 30 for each of the years presented. These estimates principally were prepared by independent petroleum consultants. Proved reserves are estimated quantities of natural gas and crude oil which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

  The standardized measure of discounted future net cash flows was prepared by applying year-end prices of gas and oil to the Company's proved reserves, except for those reserves devoted to future production that is hedged. These reserves are priced at their respective hedged amount. The standardized measure does not purport, nor should it be interpreted, to present the fair value of the Company's gas and oil reserves. An estimate of fair value would also take into account, among other things, the recovery of reserves not presently classified as proved, anticipated future changes in prices and costs, and a discount factor more representative of the time value of money and the risks inherent in reserve estimates.

                         RESERVE QUANTITY INFORMATION

   NATURAL GAS (MMCF)                                 1996     1995     1994
   ------------------                                -------  -------  -------
   Proved Reserves--
     Beginning of Year.............................. 195,055  142,858  108,847
     Revisions of previous estimates................    (354)  13,539   (2,297)
     Extensions and discoveries.....................  13,139   38,985   25,890
     Production..................................... (26,435) (21,822) (22,814)
     Purchases of reserves in place................. 134,325   21,495   34,931
     Sales of reserves in place.....................  (1,189)     --    (1,699)
                                                     -------  -------  -------
   Proved Reserves--
     End of Year.................................... 314,541  195,055  142,858
                                                     -------  -------  -------
   Proved Developed Reserves--
     Beginning of Year.............................. 151,594  110,225  100,454
                                                     -------  -------  -------
     End of Year.................................... 222,522  151,594  110,225
                                                     -------  -------  -------
   CRUDE OIL, CONDENSATE AND NATURAL GAS LIQUIDS
   (MBBLS)                                            1996     1995     1994
   ---------------------------------------------     -------  -------  -------
   Proved Reserves--
     Beginning of Year..............................   1,162      807      443
     Revisions of previous estimates................    (148)     245     (140)
     Extensions and discoveries.....................     182      155      155
     Production.....................................    (136)    (148)     (96)
     Purchases of reserves in place.................     294      103      495
     Sales of reserves in place.....................    (106)     --       (50)
                                                     -------  -------  -------
   Proved Reserves--
     End of Year....................................   1,248    1,162      807
                                                     -------  -------  -------
   Proved Developed Reserves--
     Beginning of Year..............................     974      543      407
                                                     -------  -------  -------
     End of Year....................................   1,040      974      543
                                                     -------  -------  -------

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED GAS
                                AND OIL RESERVES

                                1996      1995
                              --------  --------
                                (THOUSANDS OF
                                  DOLLARS)
   Future Cash Flows......... $554,798  $314,627
   Future Costs--
     Production .............  (89,303)  (57,941)
     Development.............  (60,926)  (29,948)
                              --------  --------
   Future net inflows before
    income tax...............  404,569   226,738
   Future income taxes.......  (59,623)  (43,705)
                              --------  --------
   Future net cash flows.....  344,946   183,033
   10% discount factor.......  (85,688)  (49,512)
                              --------  --------
   Standardize measure of
    discounted future net
    cash flows............... $259,258  $133,521
                              ========  ========

 CHANGES IN STANDARDIZED MEASURE OF DISOUNTED FUTURE NET CASH FLOWS FROM PROVED
                               RESERVE QUANTITIES

                                                     1996      1995      1994
                                                   --------  --------  --------
                                                     (THOUSANDS OF DOLLARS)
   Standardized measure--beginning of year.......  $133,521  $108,134  $110,406
   Sales and transfers, net of production costs..   (41,571)  (35,048)  (37,848)
   Net change in sales and transfer prices, net
    of production costs..........................    44,719    (2,786)  (25,005)
   Extensions and discoveries and improved recov-
    ery, net of related costs....................    18,894    28,868    15,536
   Changes in estimated future development costs.    (4,798)   (2,351)   (1,016)
   Development costs incurred during the period
    that reduced future development costs........    15,056    10,360     6,381
   Revisions of quantity estimates...............    (2,338)   13,858    (2,917)
   Accretion of discount.........................    16,880    11,763    12,397
   Net change in income taxes....................    21,026    (7,856)    4,001
   Purchases of reserves in place................    94,945    15,176    27,561
   Sales of reserves in place....................       --        --     (2,110)
   Changes in production rates (timing) and oth-
    er...........................................   (37,076)   (6,597)      748
                                                   --------  --------  --------
   Standardized measure-end of year..............  $259,258  $133,521  $108,134
                                                   ========  ========  ========

                     SUPPLEMENTARY INFORMATION (UNAUDITED)

                             QUARTERLY INFORMATION

                       SUMMARY OF QUARTERLY INFORMATION

  The following is a table of financial data for each quarter of fiscal 1996 and 1995. The Company's business is influenced by seasonal weather conditions and the timing of approved base utility tariff rate changes. The effect on utility earnings of variations in revenues caused by abnormal weather is largely mitigated by operation of a weather normalization adjustment contained in the Company's tariff.

                                FIRST      SECOND       THIRD       FOURTH
                               QUARTER     QUARTER     QUARTER      QUARTER
                             ----------- ----------- -----------  -----------
                              (THOUSANDS OF DOLLARS EXCEPT PER SHARE DATA)
   1996
    Operating revenues.....      398,083     595,438     254,311      184,170
    Operating income(loss).       57,400      88,505       5,495      (20,842)(a)
    Gains on sale of
     subsidiary stock and
     Canadian plant (after
     taxes)................          --          --          --        33,539
    Income (loss) applica-
     ble to common stock...       44,624      74,413      (4,561)       8,109
    Per common share:
     Earnings (loss)(b)....         0.91        1.51       (0.09)        0.16
     Dividends declared....       0.3550      0.3550      0.3550       0.3550
   1995
    Operating revenues.....      358,348     481,615     217,696      158,625
    Operating income
     (loss)................       54,580      85,364       5,650      (10,250)
    Income (loss) applica-
     ble to common stock...       42,753      73,555      (6,188)     (18,622)
    Per common share:
     Earnings (loss)(b)....         0.90        1.53       (0.13)       (0.38)
     Dividends declared....       0.3475      0.3475      0.3475       0.3475

(a) Includes a subsidiary reorganization charge of $7.8 million after taxes.
(b) Quarterly earnings per share are based on the average number of shares outstanding during the quarter. Because of the increasing number of common shares outstanding in each quarter, the sum of quarterly earnings per share does not equal earnings per share for the year.

                    SUMMARY OF QUARTERLY STOCK INFORMATION

                                          FIRST    SECOND     THIRD    FOURTH
                                         QUARTER   QUARTER   QUARTER   QUARTER
                                         -------   -------   -------   -------
   1996
    High................................    29 5/8    29 7/8    27 1/2    28 1/8
    Low.................................    24 5/8    25 3/4    24 7/8    24 7/8
    Close...............................    29 1/4    26 3/4    27 1/4    27 7/8
    Shares Traded (000).................  3,710     3,884     5,121     3,592
   1995
    High................................    25 3/8    24 3/4    26 3/8    26 3/8
    Low.................................    21 1/2     22       23 3/4    23 1/4
    Close...............................    22 1/4    24 1/8    26 1/4    24 5/8
    Shares Traded (000).................  2,695     3,977     2,543     3,219

               SUMMARY OF SELECTED FINANCIAL DATA AND STATISTICS

                                       FOR YEAR ENDED SEPTEMBER 30,
                          ----------------------------------------------------------
                             1996        1995        1994        1993        1992
                          ----------  ----------  ----------  ----------  ----------
                               (THOUSANDS OF DOLLARS EXCEPT PER SHARE DATA)
INCOME SUMMARY
Operating revenues
  Utility sales.........  $1,351,821  $1,152,331  $1,279,638  $1,145,315  $1,038,061
  Gas production and
   other................      80,181      63,953      58,992      60,189      36,799
                          ----------  ----------  ----------  ----------  ----------
Total operating reve-
 nues...................   1,432,002   1,216,284   1,338,630   1,205,504   1,074,860
Operating expenses
  Cost of gas...........     610,053     446,559     560,657     466,573     402,137
  Operation and mainte-
   nance................     428,977     385,654     384,734     366,706     336,156
  Depreciation and de-
   pletion..............      79,610      72,020      69,611      64,779      73,930
  General taxes.........     143,296     134,718     150,743     144,827     135,549
  Federal income tax....      39,508      41,989      40,556      41,413      30,052
                          ----------  ----------  ----------  ----------  ----------
Operating income........     130,558     135,344     132,329     121,206      97,036
Income (loss) from
 energy services
 investments............      13,523       9,458       5,689       1,150      (1,041)
Gain on sale of
 investment in Canadian
 properties.............      16,160         --          --       20,462         --
Gain on sale of
 subsidiary stock.......      35,437         --          --          --          --
Write-off of investment
 in propane company.....         --          --          --      (17,617)        --
Other, net..............      (1,188)        151         700        (465)      5,107
Federal income (tax)
 benefit................     (19,861)        (51)       (142)        (70)        833
                          ----------  ----------  ----------  ----------  ----------
Interest charges........      51,721      53,067      51,192      48,103      42,062
                          ----------  ----------  ----------  ----------  ----------
Net income..............     122,908      91,835      87,384      76,563      59,873
Dividends on preferred
 stock..................         323         337         351         364       2,078
                          ----------  ----------  ----------  ----------  ----------
Income available for
 common stock...........  $  122,585  $   91,498  $   87,033  $   76,199  $   57,795
                          ==========  ==========  ==========  ==========  ==========

FINANCIAL SUMMARY

Common stock information
  Per share
    Earnings ($)........        2.48        1.90        1.85        1.73        1.35
    Cash dividends de-
     clared ($).........        1.42        1.39        1.35        1.32        1.29
    Book value, year-end
     ($)................       18.17       16.94       16.27       15.55       14.56
    Market value, year-
     end ($)............      27 7/8      24 5/8      24 7/8      25 3/4      22 3/8
  Average shares out-
   standing (000).......      49,365      48,211      46,980      44,042      42,882
  Shareholders..........      33,320      33,669      35,233      30,925      31,367
  Daily average shares
   traded...............      64,500      49,100      42,100      33,100      26,900
Capital expenditures
 ($)....................     302,280     214,006     199,572     204,514     173,467
Total assets ($)........   2,289,603   2,116,922   2,029,074   1,897,847   1,748,027
Common equity ($).......     905,808     826,290     774,236     721,076     632,254
Preferred stock, redeem-
 able ($)...............       6,600       6,900       7,200       7,500       7,800
Long-term debt ($)......     712,013     720,569     701,377     689,300     682,031
Total capitalization
 ($)....................   1,624,421   1,553,759   1,482,813   1,417,876   1,322,085
Earnings to fixed
 charges (times)........        3.99        3.17        3.21        3.19        2.86
UTILITY OPERATING STA-
 TISTICS
Gas data (MDTH)
  Firm sales............     141,948     123,356     133,513     128,972     122,476
  Other gas and trans-
   portation sales......      42,950      49,910      42,392      25,032      23,706
  Maximum daily capaci-
   ty, year-end.........       1,284       1,256       1,256       1,258       1,199
  Maximum daily sendout.         994         963       1,022         915         904
Total active meters
 (000)..................       1,126       1,125       1,122       l,119       1,117
Heating customers (000).         461         454         446         441         436
Degree days.............       5,170       4,240       4,974       4,802       4,659
  Colder (Warmer) than
   normal (%)...........         7.7       (11.2)        3.1         --         (4.0)

                                                                      EXHIBIT A

                        AGREEMENT AND PLAN OF EXCHANGE

  This AGREEMENT AND PLAN OF EXCHANGE (the "Agreement"), dated as of December 18, 1996, is between THE BROOKLYN UNION GAS COMPANY, a New York corporation and the corporation whose shares of Common Stock, par value $.33 1/3 per share, will be acquired pursuant to the "Exchange" provided for in this Agreement (the "Subject Corporation"), and KEYSPAN ENERGY CORPORATION, a New York corporation and the corporation which will acquire the foregoing shares of Common Stock of the Subject Corporation (the "Acquiring Corporation"). The Subject Corporation and the Acquiring Corporation are hereinafter referred to, collectively, as the "Corporations".

                                  WITNESSETH:

  WHEREAS, the authorized capital of the Subject Corporation is $163,333,100, consisting of (a) 70,000,000 shares of Common Stock, par value $.33 1/3 per share ("Subject Corporation Common Stock"), of which 49,993,378 shares are issued and outstanding (which number of issued and outstanding shares is subject to change prior to the Effective Time (as hereinafter defined) of the Exchange pursuant to the dividend reinvestment and stock purchase plan ("Dividend Reinvestment Plan") and the Employee Savings Plan, Discount Stock Purchase Plan for Employees and Long-Term Performance Incentive Compensation Plan (each an "Employee Plan" and collectively the "Employee Plans") of the Subject Corporation, (b) 900,000 shares of Cumulative Preferred Stock, par value $100 per share ("Subject Corporation $100 Preferred Stock"), of which 69,000 shares are issued and outstanding in one series designated "4.60% Cumulative Preferred Stock, Series B, $100 par value", and (c) 2,000,000 shares of Cumulative Preferred Stock, par value $25 per share ("Subject Corporation $25 Preferred Stock"), of which no shares are issued and outstanding;

  WHEREAS, the Acquiring Corporation is a wholly-owned subsidiary of the Subject Corporation with authorized capital stock consisting of 70,000,000 shares of Common Stock, par value $.33 1/3 per share ("Acquiring Corporation Common Stock"), of which 10 shares are issued and outstanding and owned by the Subject Corporation;

  WHEREAS, the Boards of Directors of the Corporations deem it desirable and in the best interests of the Corporations and the shareholders of the Subject Corporation that, at the Effective Time, (a) the Acquiring Corporation acquire and become the owner and holder of each share of Subject Corporation Common Stock issued and outstanding at the Effective Time, (b) each share of Subject Corporation Common Stock issued and outstanding immediately prior to the Effective Time be automatically exchanged for one share of Acquiring Corporation Common Stock, and (c) each holder of shares of Subject Corporation Common Stock issued and outstanding immediately prior to the Effective Time becomes the holder of a like number of shares of Acquiring Corporation Common Stock, all on the terms and conditions hereinafter set forth; and

  WHEREAS, the Boards of Directors of the Corporations have each approved and adopted this Agreement, and the Board of Directors of the Subject Corporation has recommended that the shareholders of the Subject Corporation approve and adopt the Exchange and this Agreement pursuant to Section 913 of the New York Business Corporation Law (the "BCL").

  NOW, THEREFORE, the Corporations hereby agree as follows:

                                   ARTICLE I

  The Exchange and this Agreement shall be submitted to the holders of Subject Corporation Common Stock for approval and adoption as provided by Section 913 of the BCL. The affirmative vote of the holders of at least two-thirds of the issued and outstanding Subject Corporation Common Stock shall be necessary to approve and adopt the Exchange and this Agreement.

                                  ARTICLE II

  Subject to the terms and conditions of this Agreement, the Exchange shall become effective immediately following the close of business on the date of filing with the New York Department of State (the "Department of State") of a certificate of exchange pursuant to Section 913(d) of the BCL ("Certificate"), or at such later time and date as may be stated in the Certificate (the time and date at and on which the Exchange becomes effective being referred to herein as the "Effective Time").

                                  ARTICLE III

  A. At the Effective Time:

    (1) each share of Subject Corporation Common Stock issued and outstanding immediately prior to the Effective Time shall be automatically exchanged for one share of Acquiring Corporation Common Stock, which shares shall be fully paid and nonassessable by the Acquiring Corporation;

    (2) the Acquiring Corporation shall acquire and become the owner and holder of each issued and outstanding share of Subject Corporation Common Stock so exchanged;

    (3) each share of Acquiring Corporation Common Stock issued and outstanding immediately prior to the Effective Time shall be cancelled and shall thereupon constitute an authorized and unissued share of Acquiring Corporation Common Stock;

    (4) each share of Subject Corporation Common Stock held under the Dividend Reinvestment Plan or an Employee Plan (including fractional and uncertificated shares) immediately prior to the Effective Time shall be automatically exchanged for a like number of shares (including fractional and uncertificated shares) of Acquiring Corporation Common Stock, which shares shall be held under and pursuant to the Dividend Reinvestment Plan or be issued under such Employee Plan, as the case may be, as hereinafter provided;

    (5) each unexpired and unexercised option to purchase Subject Corporation Common Stock ("Subject Corporation Stock Option") under the Long-Term Performance Incentive Compensation Plan (the "Incentive Plan"), whether vested or unvested, will be automatically converted into an option
  (a "Substitute Option") to purchase a number of shares of Acquiring Corporation Common Stock equal to the number of shares of Subject Corporation Common Stock that could have been purchased immediately prior to the Effective Time (assuming full vesting) under such Subject Corporation Stock Option, at a price per share of Acquiring Corporation Common Stock equal to the per share option exercise price specified in such Subject Corporation Stock Option. In accordance with Section 424(a) of the Internal Revenue Code of 1986, as amended, each Substitute Option shall provide the option holder with rights and benefits that are no less and no more favorable to him than were provided under the Subject Corporation Stock Option; and

    (6) the former holders of Subject Corporation Common Stock shall be entitled only to receive shares of Acquiring Corporation Common Stock in exchange therefor as provided in this Agreement; provided, however, that each such shareholder complying with Sections 623 and 910 of the BCL shall have the right to receive payment of the fair value of such shareholder's Subject Corporation Common Stock and shall have the other rights and benefits provided in such Sections.

  B. Shares of Subject Corporation $100 Preferred Stock and Subject Corporation $25 Preferred Stock shall not be exchanged or otherwise affected by or in connection with the Exchange. Each share of Subject Corporation $100 Preferred Stock issued and outstanding immediately prior to the Effective Time shall continue to be issued and outstanding following the Exchange and shall continue to be one share of Subject Corporation $100 Preferred Stock of the applicable series designation.

  C. Prior to the Effective Time, the Acquiring Corporation's Certificate of Incorporation shall be amended and restated as set forth as Attachment 1 to this Agreement.

  D. As of the Effective Time, the Acquiring Corporation shall succeed to the Dividend Reinvestment Plan as in effect immediately prior to the Effective Time, and the Dividend Reinvestment Plan shall be appropriately modified to provide for the issuance or delivery of Acquiring Corporation Common Stock on and after the Effective Time pursuant thereto.

  E. As of the Effective Time, (1) the Employee Plans shall be appropriately amended to provide for the issuance or delivery of Acquiring Corporation Common Stock, and the Acquiring Corporation shall agree to issue or deliver Acquiring Corporation Common Stock, and (2) the Incentive Plan shall also be appropriately amended to provide for the issuance of options by the Acquiring Corporation to purchase Acquiring Corporation Common Stock, in each case on and after the Effective Time pursuant thereto.

                                  ARTICLE IV

  A. The filing of the Certificate with the Department of State and the consummation of the Exchange shall be subject to satisfaction of the following conditions at or prior to the Effective Time:

    (1) the affirmative vote of the holders of Subject Corporation Common Stock provided for in Article I of this Agreement shall have been received;

    (2) such orders, authorizations, approvals or waivers from the New York Public Service Commission and all other jurisdictive regulatory bodies, boards or agencies required to consummate the Exchange and related transactions shall have been received, shall remain in full force and effect, and shall not include, in the sole judgment of the Board of Directors of the Subject Corporation, unacceptable conditions;

    (3) the Acquiring Corporation Common Stock to be issued in connection with the Exchange shall have been listed, subject to official notice of issuance, by the New York Stock Exchange; and

    (4) the Restated Certificate of Incorporation of the Acquiring Corporation shall have been filed with the Department of State.

  B. Simultaneously with the Effective Time, the Acquiring Corporation shall file an exemption statement on Form U-3A-2 with the Securities and Exchange Commission for the purpose of exempting it and each of its subsidiaries as such from all provisions of the Public Utility Holding Company Act of 1935 (except Section 9(a)(2) thereof).

                                   ARTICLE V

  Following the Effective Time, each holder of an outstanding certificate or certificates theretofore representing shares of Subject Corporation Common Stock may, but shall not be required to, surrender the same to the Acquiring Corporation's Transfer Agent for cancellation and reissuance of a new certificate or certificates in such holder's name or for cancellation and transfer, and each such holder or transferee shall be entitled to receive a certificate or certificates representing the same number of shares of Acquiring Corporation Common Stock as the shares of Subject Corporation Common Stock previously represented by the certificate or certificates surrendered. Until so surrendered or presented for exchange or transfer, each outstanding certificate which, immediately prior to the Effective Time, represents Subject Corporation Common Stock shall be deemed and shall be treated for all purposes to represent the ownership of the same number of shares of Acquiring Corporation Common Stock as though such surrender or exchange or transfer had taken place. The holders of Subject Corporation Common Stock at the Effective Time shall have no right at and after the Effective Time to have their shares of Subject Corporation Common Stock transferred on the stock transfer books of the Subject Corporation (such stock transfer books being deemed closed for this purpose at the Effective Time), and at and after the Effective Time such stock transfer books may be deemed to be the stock transfer books of the Acquiring Corporation.

                                  ARTICLE VI

  A. This Agreement may be amended, modified or supplemented, or compliance with any provision hereof may be waived, at any time prior to the Effective Time (including, without limitation, after receipt of the affirmative vote of holders of Subject Corporation Common Stock as provided in Article IV(1) hereof), by the mutual consent of the Boards of Directors of the Subject Corporation and the Acquiring Corporation at any time prior to the Effective Time; provided, however, that no such amendment, modification, supplement or waiver shall be made or effected if such amendment, modification, supplement or waiver would, in the sole judgment of the Board of Directors of the Subject Corporation, materially and adversely affect the shareholders of the Subject Corporation.

  B. This Agreement may be terminated and the Exchange and related transactions abandoned, at any time prior to the Effective Time (including, without limitation, after receipt of the affirmative vote of holders of Subject Corporation Common Stock as provided in Article IV(1) hereof), if the Board of Directors of the Subject Corporation determines, in its sole judgment, that consummation of the Exchange would for any reason be inadvisable or not in the best interests of the Subject Corporation or its shareholders.

  IN WITNESS WHEREOF, each of the Corporations, pursuant to authorization and approval given by its Board of Directors, has caused this Agreement to be executed as of the date first above written.

                                          The Brooklyn Union Gas Company

                                                  /s/ Craig G. Matthews
                                          By: _________________________________
                                                    Craig G. Matthews
                                              President and Chief Operating
                                                         Officer

                                          KeySpan Energy Corporation

                                                  /s/ Robert B. Catell
                                          By: _________________________________
                                                    Robert B. Catell
                                              Chairman, President and Chief
                                                    Executive Officer

                                                                      EXHIBIT B
                                       (ATTACHMENT 1 TO THE EXCHANGE AGREEMENT)

                     RESTATED CERTIFICATE OF INCORPORATION

                                      OF

                          KEYSPAN ENERGY CORPORATION

               UNDER SECTION 807 OF THE BUSINESS CORPORATION LAW

  The undersigned, being the Chairman and the Secretary of KeySpan Energy Corporation, a New York corporation, hereby certify that:

  FIRST. The name of the Corporation is KeySpan Energy Corporation.

  SECOND. The Certificate of Incorporation of the Corporation was filed by the Department of State on June 25, 1996.

  THIRD. The Certificate of Incorporation of the Corporation is amended or changed to effect one or more amendments or changes authorized by the Business Corporation Law of the State of New York, namely: to increase the number of shares of Common Stock which the Corporation has authority to issue from seventy million (70,000,000) to two hundred and ten million (210,000,000); to authorize a class of ten million (10,000,000) shares of Preferred Stock, with a par value of $1.00 per share; to provide that no holder of Common Stock or Preferred Stock shall be entitled as a matter of right to any preemptive rights as now or hereafter provided by the laws of the State of New York; to provide that, except as may be required by law or as may be provided by the Board of Directors in respect of any particular series of Preferred Stock, all voting rights of the Corporation shall be vested exclusively in the holders of Common Stock who shall have one vote per share on all matters; to provide for the adoption, amendment or repeal of By-Laws by the Board of Directors; to provide for the calling of special meetings of shareholders; to provide for the size of the Board of Directors to be fixed by or pursuant to the By-Laws, the Board of Directors to be classified into three classes, filling vacancies on the Board of Directors, and removal of directors; to provide for two-thirds voting in respect of amending certain provisions of the Certificate of Incorporation; and to provide for two-thirds voting in respect of amending, repealing or adopting certain By-Laws by action of the Board of Directors or the shareholders.

  The text of the Certificate of Incorporation is hereby restated as so amended or changed to read as follows:

  1. The name of the corporation shall be KeySpan Energy Corporation (the "Corporation").

  2. The purpose for which the Corporation is formed is to engage in any lawful act or activity for which corporations may be formed under the Business Corporation Law of the State of New York; provided that the Corporation is not formed to engage in any act or activity which requires the consent or approval of any state official, department, board, agency or other body, without such consent or approval first being obtained.

  3. The office of the Corporation in the State of New York is to be located in the City of New York, County of Kings.

  4. The aggregate number of shares which the Corporation shall have authority to issue is (a) two hundred and ten million (210,000,000) shares of Common Stock, with a par value of $.33 1/3 per share (the "Common Stock"), and ten million (10,000,000) shares of Preferred Stock, with a par value of $1.00 per share (the "Preferred Stock").

  The relative rights, preferences and limitations of the shares of such classes of stock are as follows:

  A. The Preferred Stock may be issued from time to time by the Board of Directors as shares of one or more series of Preferred Stock, and the Board of Directors is expressly authorized, prior to issuance, in the resolution or resolutions providing for the issue of shares of each particular series, to establish and designate each particular series and to fix the rights, preferences and limitations of each particular series, and the relative rights, preferences and limitations between series, as follows:

    (i) The distinctive serial designation of such series which shall dis-tinguish it from other series;

    (ii) The number of shares included in such series, which number may be increased or decreased from time to time unless otherwise provided by the Board of Directors in creating such series;

    (iii) The annual or other dividend rate or rates (or method of determin-ing such rate or rates) for shares of such series and the date or dates upon which such dividends shall be payable;

    (iv) Whether dividends on the shares of such series shall be cumulative, and, in the case of shares of any series having cumulative dividend rights, the date or dates (or method for determining such date or dates) from which dividends on the shares of such series shall be cumulative;

    (v) The amount or amounts which shall be paid out of the assets of the Corporation to the holders of the shares of such series upon voluntary or involuntary liquidation, dissolution, or winding up of the Corporation;

    (vi) The price or prices (cash or otherwise) at which, the period or pe-riods within which and the terms and conditions upon which the shares of such series may be purchased, redeemed or acquired (by exchange or other-wise), in whole or in part, at the option of the Corporation;

    (vii) Provision or provisions, if any, for the Corporation to purchase, redeem or acquire (by exchange or otherwise), in whole or in part, shares of such series pursuant to a sinking or other similar fund, and the price or prices (cash or otherwise) at which, the period or periods within which and the terms and conditions upon which the shares of such series shall be so purchased, redeemed or acquired, in whole or in part, pursuant to such provision or provisions;

    (viii) The period or periods within which and the terms and conditions, if any, including the price or prices or the rate or rates of conversion or exchange and the terms and conditions of any adjustments thereof, upon which the shares of such series shall be convertible or exchangeable at the option of the holder or the Corporation or both into shares of any class of stock or into shares of any other series of Preferred Stock, ex-cept into shares having rights or preferences as to dividends or the dis-tribution of assets upon liquidation, dissolution or winding up of the Corporation which are prior or superior in rank to those of the shares be-ing converted or exchanged;

    (ix) The voting rights, if any, of the shares of such series in addition to those required by law, including the number of votes per share (which may be fractional or more or less than one) and any requirement for the approval by the holders of up to two-thirds of the shares of Preferred Stock, or of the shares of one or more series, or of both, as a condition to specified corporate action or amendments to the Certificate of Incorpo-ration; and

    (x) Any other relative rights, preferences or limitations of the shares of such series not inconsistent herewith or with applicable law.

  B. All issued and outstanding series of Preferred Stock (i) shall rank prior or superior to the Common Stock in respect of the right to receive dividends and the right to receive payments out of the assets of the Corporation upon voluntary or involuntary liquidation, dissolution or winding up of the Corporation, (ii) shall be of equal rank, regardless of series, and (iii) shall be identical in all respects except as provided in paragraph A of this
Article 4. The shares of any particular series of the Preferred Stock shall be identical with each other in all respects except as to the date from and after which dividends thereupon shall be cumulative or accrue if declared. In case dividends or amounts payable on liquidation, dissolution or winding up of the Corporation are not paid in full on the Preferred Stock, the shares of all series of the Preferred Stock shall share ratably in the payment of dividends, including accumulations, if any, in accordance with the sums which would be payable on such shares if all dividends were declared and paid in full, and in any distribution of assets other than by way of dividends in accordance with the sums which would be payable on such distributions if all sums payable were discharged in full. All Preferred Stock redeemed, purchased or otherwise acquired by the Corporation (including shares surrendered for conversion or exchange or acquired by conversion or exchange or otherwise) shall be cancelled and thereupon restored to the status of authorized and unissued shares of Preferred Stock undesignated as to series.

  C. No holder of shares of the Corporation of any class or series, now or hereafter authorized, shall have any preferential or preemptive right to subscribe for, purchase or receive, or have any preferential or preemptive right with respect to, any shares of the Corporation of any class or series whatsoever, now or hereafter authorized, or any options or warrants for any such shares, or any rights to subscribe for or purchase any such shares, or any securities convertible into or exchangeable for any such shares whatsoever, whether now or hereafter authorized and whether issued for cash or other consideration or by way of dividend or otherwise, which may at any time be issued, sold, delivered or offered by the Corporation.

  D. Except as may from time to time be required by law and except as otherwise may be provided by the Board of Directors in accordance with paragraph A of this Article 4 in respect of any particular series of Preferred Stock, all voting rights of the Corporation shall be vested exclusively in the holders of the Common Stock who shall be entitled to one vote per share on all matters.

  5. The Secretary of State of the State of New York is designated as the agent of the Corporation upon whom any process in any action or proceeding against it may be served. The post office address to which the Secretary of State shall mail a copy of any such process served upon him is Cullen and Dykman, 177 Montague Street, Brooklyn, New York 11201-3611, Attention: Lance Myers, Esq.

  6. No director of the Corporation shall have personal liability to the Corporation or its shareholders for damages for any breach of duty in such capacity, provided that the foregoing shall not eliminate or limit the liability of any director if a judgment or other final adjudication adverse to such director establishes that such director's acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law or that such director personally gained in fact a financial profit or other advantage to which such director was not legally entitled or that such director's act violated Section 719 of the Business Corporation Law of New York. No amendment to or repeal of this Article 6 shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal. If the Business Corporation Law of New York is amended hereafter to expand or limit the liability of a director, then the liability of a director of the Corporation shall be expanded to the extent required or limited to the extent permitted by the Business Corporation Law of New York, as so amended.

  7. Subject to the voting provisions of Article 11, By-Laws may be adopted, amended or repealed by the Board of Directors by the vote of a majority of the directors present at a meeting of the Board at which a quorum is present.

  8. Subject to the rights of holders of any class or series of stock, now or hereafter authorized, ranking prior or superior to the Common Stock in respect of the right to receive dividends or the right to receive payments out of the assets of the Corporation upon voluntary or involuntary liquidation, dissolution or winding up of the Corporation with respect to such class or series of stock, special meetings of shareholders may be called only by the Chairman or by the Board of Directors pursuant to a resolution adopted by a majority of the total number of directors which the Corporation would have if there were no vacancies.

  9. The following provisions shall relate to the Board of Directors of the
Corporation:

  A. The size of the Board of Directors shall be fixed by or pursuant to the By-Laws. The Board of Directors shall be divided into three classes designated Class I, Class II and Class III. Such classes shall be as nearly equal in number as the then total number of directors constituting the entire Board permits. At the first annual meeting of shareholders, or any special meeting in lieu thereof, Class I, Class II and Class III directors shall be elected for terms expiring at the next succeeding annual meeting, the second succeeding annual meeting and the third succeeding annual meeting, respectively, and until their respective successors are elected and qualified. At each annual meeting of shareholders after such first annual (or special) meeting of shareholders, the directors chosen to succeed those in the class whose terms then expire shall be elected by shareholders for terms expiring at the third succeeding annual meeting after election, or for such lesser term for which one or more may be nominated in a particular case in order to assure that the number of directors in each class shall be appropriately constituted, and until their respective successors are elected and qualified. Newly created directorships or any decrease in directorships resulting from increases or decreases in the number of directors shall be so apportioned among the classes of directors as to make all the classes as nearly equal in number as possible. Vacancies on the Board of Directors at any time for any reason except the removal of directors without cause may be filled by a majority of the directors then in office, although less than a quorum.

  Notwithstanding the foregoing, whenever the holders of any one or more classes or series of stock (other than the Common Stock), now or hereafter authorized, shall have the right, voting separately or by class or series, to elect directors at an annual or special meeting of shareholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by any provisions of the Certificate of Incorporation applicable thereto, and such directors so elected shall not be divided into one or more classes pursuant to this Article 9A unless expressly provided by such provisions.

  B. Directors may be removed for cause by a vote of shareholders entitled to vote thereon, or by action of the Board of Directors. Directors shall not be removed without cause by shareholders, except in the case of a director elected by the holders of any class or series (other than the Common Stock), now or hereafter authorized, voting as a class or series, when so entitled by the provisions of the Certificate of Incorporation applicable thereto.

  10. In addition to any vote that may be required by law or in the Certificate of Incorporation in respect of any class or series of stock, now or hereafter authorized, ranking prior or superior in right of payment to the Common Stock in respect of the right to receive dividends or the right to receive payments out of the assets of the Corporation upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the provisions of Articles 4C, 6, 7, 8, 9, 10 and 11 of the Certificate of Incorporation shall not be amended or repealed, or a new provision adopted inconsistent therewith, without the affirmative vote of not less than two-thirds of the shares entitled to vote thereon at such annual or special meeting of shareholders at which any such action is proposed.

  11. Except as otherwise provided in the Certificate of Incorporation in respect of any class or series of stock, now or hereafter authorized, ranking prior or superior in right of payment to the Common Stock in respect of the right to receive dividends or the right to receive payments out of the assets of the Corporation upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the By-Laws of the Corporation may be amended or repealed, or new By-Laws may be adopted, either (a) by a vote of shareholders entitled to vote at any annual or special meeting of shareholders, or (b) by a vote of the majority of the entire Board of Directors at any regular or special meeting of directors; provided, however, that any amendment or repeal of, or the adoption of any new By-Law or provision inconsistent with,
Article I (Section 1.2--"Special Meetings", 1.4--"Presiding at Meetings" or 1.12--"Notice of Shareholder Business and Nominations"), Article II (Section 2.1--"Number of Directors", 2.2--"Elections, Terms and Vacancies" or 2.9-- "Removal of Directors"), Article VI--"Indemnification", or Article VIII-- "Amendments to By-Laws" of the By-Laws, if by action of such shareholders, shall be only upon the affirmative vote of not less than two-thirds of the shares entitled to vote thereon at such annual or special meeting of shareholders at which any such action is proposed and, if by action of the Board of Directors, shall be only upon the approval of not less than two-thirds of the entire Board of Directors at any regular or special meeting of directors.

  FOURTH. The foregoing Restated Certificate of Incorporation was authorized by the Board of Directors of the Corporation by unanimous written consent dated December 18, 1996, followed by the unanimous written consent of the shareholder of the Corporation dated December 18, 1996.

  IN WITNESS WHEREOF, the undersigned have subscribed this Restated Certificate of Incorporation and affirm the statements contained herein as
true under the penalties of perjury this  day of       , 1997.

                                          KeySpan Energy Corporation

                                          By __________________________________
                                              Robert B. Catell
                                              Chairman, President and Chief
                                               Executive Officer

                                          By __________________________________
                                              Robert R. Wieczorek
                                              Vice President, Secretary and
                                               Treasurer

                                                                      EXHIBIT C

                             SECTIONS 623 AND 910
                   OF THE NEW YORK BUSINESS CORPORATION LAW

  623 PROCEDURE TO ENFORCE SHAREHOLDER'S RIGHT TO RECEIVE PAYMENT FOR SHARES.--(a) A shareholder intending to enforce his right under a section of this chapter to receive payment for his shares if the proposed corporate action referred to therein is taken shall file with the corporation, before the meeting of shareholders at which the action is submitted to a vote, or at such meeting but before the vote, written objection to the action. The objection shall include a notice of his election to dissent, his name and residence address, the number and classes of shares as to which he dissents and a demand for payment of the fair value of his shares if the action is taken. Such objection is not required from any shareholder to whom the corporation did not give notice of such meeting in accordance with this chapter or where the proposed action is authorized by written consent of shareholders without a meeting.

  (b) Within ten days after the shareholders' authorization date, which term as used in this section means the date on which the shareholders' vote authorizing such action was taken, or the date on which such consent without a meeting was obtained from the requisite shareholders, the corporation shall give written notice of such authorization or consent by registered mail to each shareholder who filed written objection or from whom written objection was not required, excepting any shareholder who voted for or consented in writing to the proposed action and who thereby is deemed to have elected not to enforce his right to receive payment for his shares.

  (c) Within twenty days after the giving of notice to him, any shareholder from whom written objection was not required and who elects to dissent shall file with the corporation a written notice of such election, stating his name and residence address, the number and classes of shares as to which he dissents and a demand for payment of the fair value of his shares. Any shareholder who elects to dissent from a merger under section 905 (Merger of subsidiary corporation) or paragraph (c) of section 907 (Merger or consolidation of domestic and foreign corporations) or from a share exchange under paragraph (g) of section 913 (Share exchanges) shall file a written notice of such election to dissent within twenty days after the giving to him of a copy of the plan of merger or exchange or an outline of the material features thereof under section 905 or 913.

  (d) A shareholder may not dissent as to less than all of the shares, as to which he has a right to dissent, held by him of record, that he owns beneficially. A nominee or fiduciary may not dissent on behalf of any beneficial owner as to less than all of the shares of such owner, as to which such nominee or fiduciary has a right to dissent, held of record by such nominee or fiduciary.

  (e) Upon consummation of the corporate action, the shareholder shall cease to have any of the rights of a shareholder except the right to be paid the fair value of his shares and any other rights under this section. A notice of election may be withdrawn by the shareholder at any time prior to his acceptance in writing of an offer made by the corporation, as provided in paragraph (g), but in no case later than sixty days from the date of consummation of the corporate action except that if the corporation fails to make a timely offer, as provided in paragraph (g), the time for withdrawing a notice of election shall be extended until sixty days from the date an offer is made. Upon expiration of such time, withdrawal of a notice of election shall require the written consent of the corporation. In order to be effective, withdrawal of a notice of election must be accompanied by the return to the corporation of any advance payment made to the shareholder as provided in paragraph (g). If a notice of election is withdrawn, or the corporate action is rescinded, or a court shall determine that the shareholder is not entitled to receive payment for his shares, or the shareholder shall otherwise lose his dissenter's rights, he shall not have the right to receive payment for his shares and he shall be reinstated to all his rights as a shareholder as of the consummation of the corporate action, including any intervening preemptive rights and the right to payment of any intervening dividend or other distribution or, if any such rights have expired or any such dividend or distribution other than in cash has been completed, in lieu thereof, at the election of the corporation, the fair value thereof in cash as determined by the board as of the time of such expiration or completion, but without prejudice otherwise to any corporate proceedings that may have been taken in the interim.

  (f) At the time of filing the notice of election to dissent or within one month thereafter the shareholder of shares represented by certificates shall submit the certificates representing his shares to the corporation, or to its transfer agent, which shall forthwith note conspicuously thereon that a notice of election has been filed and shall return the certificates to the shareholder or other person who submitted them on his behalf. Any shareholder of shares represented by certificates who fails to submit his certificates for such notation as herein specified shall, at the option of the corporation exercised by written notice to him within forty-five days from the date of filing of such notice of election to dissent, lose his dissenter's rights unless a court, for good cause shown, shall otherwise direct. Upon transfer of a certificate bearing such notation, each new certificate issued therefor shall bear a similar notation together with the name of the original dissenting holder of the shares and a transferee shall acquire no rights in the corporation except those which the original dissenting shareholder had at the time of the transfer.

  (g) Within fifteen days after the expiration of the period within which shareholders may file their notices of election to dissent, or within fifteen days after the proposed corporate action is consummated, whichever is later (but in no case later than ninety days from the shareholders' authorization date), the corporation or, in the case of a merger or consolidation, the surviving or new corporation, shall make a written offer by registered mail to each shareholder who has filed such notice of election to pay for his shares at a specified price which the corporation considers to be their fair value. Such offer shall be accompanied by a statement setting forth the aggregate number of shares with respect to which notices of election to dissent have been received and the aggregate number of holders of such shares. If the corporate action has been consummated, such offer shall also be accompanied by
(1) advance payment to each such shareholder who has submitted the certificates representing his shares to the corporation, as provided in paragraph (f), of an amount equal to eighty percent of the amount of such offer, or (2) as to each shareholder who has not yet submitted his certificates a statement that advance payment to him of an amount equal to eighty percent of the amount of such offer will be made by the corporation promptly upon submission of his certificates. If the corporate action has not been consummated at the time of the making of the offer, such advance payment or statement as to advance payment shall be sent to each shareholder entitled thereto forthwith upon consummation of the corporate action. Every advance payment or statement as to advance payment shall include advice to the shareholder to the effect that acceptance of such payment does not constitute a waiver of any dissenters' rights. If the corporate action has not been consummated upon the expiration of the ninety day period after the shareholders' authorization date, the offer may be conditioned upon the consummation of such action. Such offer shall be made at the same price per share to all dissenting shareholders of the same class, or if divided into series, of the same series and shall be accompanied by a balance sheet of the corporation whose shares the dissenting shareholder holds as of the latest available date, which shall not be earlier than twelve months before the making of such offer, and a profit and loss statement or statements for not less than a twelve month period ended on the date of such balance sheet or, if the corporation was not in existence throughout such twelve month period, for the portion thereof during which it was in existence. Notwithstanding the foregoing, the corporation shall not be required to furnish a balance sheet or profit and loss statement or statements to any shareholder to whom such balance sheet or profit and loss statement or statements were previously furnished, nor if in connection with obtaining the shareholders' authorization for or consent to the proposed corporate action the shareholders were furnished with a proxy or information statement, which included financial statements, pursuant to Regulation 14A or Regulation 14C of the United States Securities and Exchange Commission. If within thirty days after the making of such offer, the corporation making the offer and any shareholder agree upon the price to be paid for his shares, payment therefor shall be made within sixty days after the making of such offer or the consummation of the proposed corporate action, whichever is later, upon the surrender of the certificates for any such shares represented by certificates.

  (h) The following procedure shall apply if the corporation fails to make such offer within such period of fifteen days, or if it makes the offer and any dissenting shareholder or shareholders fail to agree with it within the period of thirty days thereafter upon the price to be paid for their shares:

    (1) The corporation shall, within twenty days after the expiration of whichever is applicable of the two periods last mentioned, institute a special proceeding in the supreme court in the judicial district in which the office of the corporation is located to determine the rights of dis-senting shareholders and to fix the fair value of their shares. If, in the case of merger or consolidation, the surviving or new corporation is a foreign corporation without an office in this state, such proceeding shall be brought in the county where the office of the domestic corpora-tion, whose shares are to be valued, was located.

    (2) If the corporation fails to institute such proceeding within such period of twenty days, any dissenting shareholder may institute such pro-ceeding for the same purpose not later than thirty days after the expira-tion of such twenty day period. If such proceeding is not instituted within such thirty day period, all dissenter's rights shall be lost unless the supreme court, for good cause shown, shall otherwise direct.

    (3) All dissenting shareholders, excepting those who, as provided in paragraph (g), have agreed with the corporation upon the price to be paid for their shares, shall be made parties to such proceeding, which shall have the effect of an action quasi in rem against their shares. The corpo-ration shall serve a copy of the petition in such proceeding upon each dissenting shareholder who is a resident of this state in the manner pro-vided by law for the service of a summons, and upon each nonresident dis-senting shareholder either by registered mail and publication, or in such other manner as is permitted by law. The jurisdiction of the court shall be plenary and exclusive.

    (4) The court shall determine whether each dissenting shareholder, as to whom the corporation requests the court to make such determination, is en-titled to receive payment for his shares. If the corporation does not re-quest any such determination or if the court finds that any dissenting shareholder is so entitled, it shall proceed to fix the value of the shares, which, for the purposes of this section, shall be the fair value as of the close of business on the day prior to the shareholders' authori-zation date. In fixing the fair value of the shares, the court shall con-sider the nature of the transaction giving rise to the shareholder's right to receive payment for shares and its effects on the corporation and its shareholders, the concepts and methods then customary in the relevant se-curities and financial markets for determining fair value of shares of a corporation engaging in a similar transaction under comparable circum-stances and all other relevant factors. The court shall determine the fair value of the shares without a jury and without referral to an appraiser or referee. Upon application by the corporation or by any shareholder who is a party to the proceeding, the court may, in its discretion, permit pre-trial disclosure, including, but not limited to, disclosure of any ex-pert's reports relating to the fair value of the shares whether or not in-tended for use at the trial in the proceeding and notwithstanding subdivi-sion (d) of section 3101 of the civil practice law and rules.

    (5) The final order in the proceeding shall be entered against the cor-poration in favor of each dissenting shareholder who is a party to the proceeding and is entitled thereto for the value of his shares so deter-mined.

    (6) The final order shall include an allowance for interest at such rate as the court finds to be equitable, from the date the corporate action was consummated to the date of payment. In determining the rate of interest, the court shall consider all relevant factors, including the rate of in-terest which the corporation would have had to pay to borrow money during the pendency of the proceeding. If the court finds that the refusal of any shareholder to accept the corporate offer of payment for his shares was arbitrary, vexatious or otherwise not in good faith, no interest shall be allowed to him.

    (7) Each party to such proceeding shall bear its own costs and expenses, including the fees and expenses of its counsel and of any experts employed by it. Notwithstanding the foregoing, the court may, in its discretion, apportion and assess all or any part of the costs, expenses and fees in-curred by the corporation against any or all of the dissenting sharehold-ers who are parties to the proceeding, including any who have withdrawn their notices of election as provided in paragraph (e), if the court finds that their refusal to accept the corporate offer was arbitrary, vexatious or otherwise not in good faith. The court may, in its discretion, appor-tion and assess all or any part of the costs, expenses and fees incurred by any or all of the dissenting shareholders who are parties to the pro-ceeding against the corporation if the court finds any of the following:
  (A) that the fair value of the shares as determined materially exceeds the amount which the corporation offered to pay; (B) that no offer or required advance payment was made by the corporation; (C) that the corporation failed to institute the special proceeding within the period specified therefor; or (D) that the action of the corporation in complying with its obligations as provided in this section was arbitrary, vexatious or other-wise not in good faith. In making any determination as provided in clause (A), the court may consider the dollar amount or the percentage, or both, by which the fair value of the shares as determined exceeds the cor-porate offer.

    (8) Within sixty days after final determination of the proceeding, the corporation shall pay to each dissenting shareholder the amount found to be due him, upon surrender of the certificate for any such shares repre-sented by certificates.

  (i) Shares acquired by the corporation upon the payment of the agreed value therefor or of the amount due under the final order, as provided in this section, shall become treasury shares or be cancelled as provided in section 515 (Reacquired shares), except that, in the case of a merger or consolidation, they may be held and disposed of as the plan of merger or consolidation may otherwise provide.

  (j) No payment shall be made to a dissenting shareholder under this section at a time when the corporation is insolvent or when such payment would make it insolvent. In such event, the dissenting shareholder shall, at his option:

    (1) Withdraw his notice of election, which shall in such event be deemed withdrawn with the written consent of the corporation; or

    (2) Retain his status as a claimant against the corporation and, if it is liquidated, be subordinated to the rights of creditors of the corpora-tion, but have rights superior to the non-dissenting shareholders, and if it is not liquidated, retain his right to be paid for his shares, which right the corporation shall be obliged to satisfy when the restrictions of this paragraph do not apply.

    (3) The dissenting shareholder shall exercise such option under subpara-graph (1) or (2) by written notice filed with the corporation within thirty days after the corporation has given him written notice that pay-ment for his shares cannot be made because of the restrictions of this paragraph. If the dissenting shareholder fails to exercise such option as provided, the corporation shall exercise the option by written notice given to him within twenty days after the expiration of such period of thirty days.

  (k) The enforcement by a shareholder of his right to receive payment for his shares in the manner provided herein shall exclude the enforcement by such shareholder of any other right to which he might otherwise be entitled by virtue of share ownership, except as provided in paragraph (e), and except that this section shall not exclude the right of such shareholder to bring or maintain an appropriate action to obtain relief on the ground that such corporate action will be or is unlawful or fraudulent as to him.

  (l) Except as otherwise expressly provided in this section, any notice to be given by a corporation to a shareholder under this section shall be given in the manner provided in section 605 (Notice of meetings of shareholders).

  (m) This section shall not apply to foreign corporations except as provided in subparagraph (e)(2) of section 907 (Merger or consolidation of domestic and foreign corporations).

  910 RIGHT OF SHAREHOLDER TO RECEIVE PAYMENT FOR SHARES UPON MERGER OR CONSOLIDATION, OR SALE, LEASE, EXCHANGE OR OTHER DISPOSITION OF ASSETS, OR SHARE EXCHANGE.--(a) A shareholder of a domestic corporation shall, subject to and by complying with section 623 (Procedure to enforce shareholder's right to receive payment for shares), have the right to receive payment of the fair value of his shares and the other rights and benefits provided by such section, in the following cases:

  (1) any shareholder entitled to vote who does not assent to the taking of an action specified in subparagraphs (A), (B) and (C).

  (A) Any plan of merger or consolidation to which the corporation is a party; except that the right to receive payment of the fair value of his shares shall not be available:

    (i) To a shareholder of the parent corporation in a merger authorized by section 905 (Merger of parent and subsidiary corporations), or paragraph
  (c) of section 907 (Merger or consolidation of domestic and foreign corpo-rations); and

    (ii) To a shareholder of the surviving corporation in a merger autho-rized by this article, other than a merger specified in subparagraph (i), unless such merger effects one or more of the changes specified in subpar-agraph (b)(6) of section 806 (Provisions as to certain proceedings) in the rights of the shares held by such shareholder.

  (B) Any sale, lease, exchange or other disposition of all or substantially all of the assets of a corporation which requires shareholder approval under section 909 (Sale, lease, exchange or other disposition of assets) other than a transaction wholly for cash where the shareholders' approval thereof is conditioned upon the dissolution of the corporation and the distribution of substantially all its net assets to the shareholders in accordance with their respective interests within one year after the date of such transaction.

  (C) Any share exchange authorized by section 913 in which the corporation is participating as a subject corporation; except that the right to receive payment of the fair value of his shares shall not be available to a shareholder whose shares have not been acquired in the exchange.

  (2) Any shareholder of the subsidiary corporation in a merger authorized by section 905 or paragraph (c) of section 907, or in a share exchange authorized by paragraph (g) of section 913, who files with the corporation a written notice of election to dissent as provided in paragraph (c) of section 623.

                                  IMPORTANT

 THE INTEREST AND COOPERATION OF ALL SHAREHOLDERS IN THE AFFAIRS OF THE BROOKLYN UNION GAS COMPANY ARE CONSIDERED TO BE OF THE GREATEST IMPORTANCE BY YOUR MANAGEMENT. EVEN THOUGH YOU EXPECT TO ATTEND THE ANNUAL MEETING, IT IS URGENTLY REQUESTED THAT, WHETHER YOUR COMMON STOCK SHARE HOLDINGS ARE LARGE OR SMALL, YOU PROMPTLY FILL IN, DATE, SIGN AND RETURN THE ENCLOSED FORM OF PROXY IN THE ENVELOPE PROVIDED HEREWITH. IF YOU DO ATTEND AND VOTE AT THE ANNUAL MEETING, THAT VOTE WILL SUPERSEDE ANY EARLIER VOTE BY PROXY.

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  (a) Indemnification. Pursuant to Article 6 of KeySpan's restated certificate of incorporation, no director of KeySpan shall have personal liability to KeySpan or its shareholders for damages for any breach of duty in such capacity, except for the liability of any director for acts or omissions in bad faith or involving intentional misconduct or a knowing violation of law, or if such director personally gained in fact a financial profit or other advantage to which such director was not legally entitled, or if such director's act violated Section 719 of the New York Business Corporation Law. Any amendment or repeal of such Article 6 may not apply to or have any effect on the liability or alleged liability of any director of KeySpan for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

  Article VII, Section 1 of KeySpan's by-laws provides that KeySpan shall indemnify to the full extent permitted by law any person made, or threatened to be made, a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person or such person's testator or intestate is or was a director, officer or employee of KeySpan, or serves or served at the request of KeySpan with any other enterprise as a director, officer or employee; expenses incurred by any such person in defending any such action, suit or proceeding shall be paid or reimbursed by KeySpan promptly upon receipt by it of an undertaking of such person to repay such expenses if it shall ultimately be determined that such person is not entitled to be indemnified by KeySpan. No amendment of this by-law provision shall impair the rights of any person arising at any time with respect to events occurring prior to such amendment. In addition, KeySpan intends to enter into indemnification agreements with its officers and directors which provide for indemnification to the maximum extent permitted by law. These agreements will set forth certain procedures for the advancement by KeySpan of certain expenses to indemnities.

  (b) Insurance. KeySpan (with respect to indemnification liability) and its directors and officers (in their capacities as such) are insured against liability for wrongful acts (to the extent defined) under insurance policies.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) The following exhibits are filed herewith.

 EXHIBIT
 NUMBER                          DESCRIPTION OF DOCUMENT
 -------                         -----------------------
  2(a)   Agreement and Plan of Exchange (attached to Prospectus/Proxy Statement as Exhibit A).
  3(a)   Restated Certificate of Incorporation of KeySpan Energy Corporation
         (attached to Prospectus/Proxy Statement as Exhibit B).
  3(b)   By-Laws of KeySpan Energy Corporation.
  3(c)   Restated Certificate of Incorporation of The Brooklyn Union Gas
         Company, as amended.
  3(d)   By-Laws of The Brooklyn Union Gas Company.
  5(a)   Opinion of Cullen and Dykman.
  5(b)   Opinion of Sullivan & Cromwell.
  8      Opinion of Sullivan & Cromwell.
 23(a)   Consent of Cullen and Dykman (included in Exhibit 5(a)).
 23(b)   Consents of Sullivan & Cromwell (included in Exhibits 5(b) and 8).
 23(c)   Consent of Arthur Andersen LLP.
 99(a)   Form of Proxy Card and reminder letter.
 99(b)   Consents of persons to become directors of KeySpan Energy Corporation at the effective time of the share exchange.

  (b) The financial statement schedules are incorporated by reference from Brooklyn Union's Annual Report on Form 10-K for the fiscal year ended September 30, 1996.

ITEM 22. UNDERTAKINGS

  The undersigned registrant hereby undertakes:

    (1) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to
  Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (2) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

    (3) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

    (4) To remove from registration by means of a post-effective amendment any shares of KeySpan common stock which are not issued in the share exchange.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 20, or otherwise (other than by insurance), the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than under insurance policies and other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF NEW YORK, STATE OF NEW YORK ON THIS 16TH DAY OF DECEMBER, 1996.

                                          KEYSPAN ENERGY CORPORATION

                                          By:      /s/ Robert B. Catell
                                             ----------------------------------
                                            NAME:ROBERT B. CATELL
                                            TITLE:Chairman, President and
                                            Chief Executive Officer

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED, ON DECEMBER 16, 1996

              SIGNATURE                                 TITLE

        /s/ Robert B. Catell           Chairman, President, Chief Executive
-------------------------------------   Officer, and Director
          ROBERT B. CATELL

       /s/ Vincent D. Enright          Senior Vice President, Chief
-------------------------------------   Financial Officer and Chief
         VINCENT D. ENRIGHT             Accounting Officer

                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

  As independent public accountants, we hereby consent to the use of our report, and to all references to our Firm, included in or made part of this registration statement.

                                          /s/ ARTHUR ANDERSEN LLP

December 16, 1996
New York, New York

                                 EXHIBIT INDEX

 EXHIBIT                                                                  PAGE
 NUMBER                     DESCRIPTION OF DOCUMENT                      NUMBER
 -------                    -----------------------                      ------
  2(a)   Agreement and Plan of Exchange (attached to Prospectus/Proxy
          Statement as Exhibit A).
  3(a)   Restated Articles of Incorporation of KeySpan Energy
          Corporation (attached to Prospectus/Proxy Statement as
          Exhibit B).
  3(b)   By-Laws of KeySpan Energy Corporation.
  3(c)   Restated Certificate of Incorporation of The Brooklyn Union
          Gas Company, as amended.
  3(d)   By-Laws of The Brooklyn Union Gas Company.
  5(a)   Opinion of Cullen and Dykman.
  5(b)   Opinion of Sullivan & Cromwell.
  8      Opinion of Sullivan & Cromwell.
 23(a)   Consent of Cullen and Dykman (included in Exhibit 5(a)).
 23(b)   Consents of Sullivan & Cromwell (included in Exhibits 5(b)
          and 8).
 23(c)   Consent of Arthur Andersen LLP.
 99(a)   Form of Proxy Card and reminder letter.
 99(b)   Consents of persons to become directors of the Keyspan Energy
          Corporation at the effective time of the share exchange.